Exhibit (a)(1)

OFFER TO PURCHASE FOR CASH

by

CALLWAVE, INC.

Shares of Common Stock, Par Value $0.0001 Per Share

At a Purchase Price of $1.15 Per Share

THE OFFER AND YOUR RIGHT TO WITHDRAW YOUR SHARES EXPIRE:

5:00 P.M., NEW YORK CITY TIME,

June 4, 2009

WE MAY EXTEND THE OFFER PERIOD AT ANY TIME.

CALLWAVE, INC., a Delaware corporation, is offering to purchase shares of its common stock in a tender offer for $1.15 per share in cash, without interest.

TO TENDER YOUR SHARES INTO THE OFFER:

1.	Specify the number of shares you want to tender; and

2.	Follow the instructions in this document and the related documents, including the accompanying letter of transmittal, to submit your shares.

WHEN THE OFFER EXPIRES we will purchase all tendered shares for $1.15 per share in cash, without interest.

The offer is not conditioned on any minimum number of shares being tendered. The offer is, however, subject to other conditions discussed under “The Offer - 5. Conditions of the Offer,” beginning on page 67.

Our board of directors and a committee of independent directors each has determined that this offer is substantively and procedurally fair to our stockholders, including our unaffiliated stockholders, and that the price per share is fair to our stockholders, including our unaffiliated stockholders. However, neither we nor any member of our board of directors, the committee of independent directors, the independent committee’s financial advisor, nor the information agent make any recommendation to you as to whether or not you should tender your shares. You must make your own decision as to whether to tender your shares, and, if so, how many shares to tender.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of this offer, passed upon the merits or fairness of the offer, or determined if this Offer to Purchase is truthful or complete. Any representation to the contrary is a criminal offense.

This document contains important information about the offer. You should read it in its entirety.

THE DATE OF THIS OFFER TO PURCHASE IS MAY 5, 2009

IMPORTANT PROCEDURES

To tender your shares, do one of the following before the expiration date:

•	If your shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, contact the nominee and have the nominee tender your shares for you; or

•	If you hold certificates in your own name, then

(a)	complete and sign the letter of transmittal according to its instructions, and

(b)	deliver (i) the letter of transmittal, together with any required signature guarantee, (ii) the stock certificates representing your shares, and (iii) any other documents required by the letter of transmittal to BNY Mellon Shareowner Services (the “depositary”).

If you want to tender your shares, but:

•	Your stock certificates representing your shares are not immediately available or they cannot be delivered to the depositary, or

•	Your other required documents cannot be delivered to the depositary by the expiration date,

then you can still tender your shares, if you comply with the guaranteed delivery procedure described under “The Offer — 2. Procedures for Tendering Shares.”

TO TENDER YOUR SHARES YOU MUST FOLLOW THE PROCEDURES DESCRIBED IN:

(A)	THIS DOCUMENT,

(B)	THE LETTER OF TRANSMITTAL, AND

(C)	THE OTHER DOCUMENTS RELATED TO THE OFFER.

QUESTIONS? Please contact our information agent at the addresses located at the back of this document or by telephone at the following numbers:

BNY Mellon Shareowner Services
Toll-Free:	(800) 777-3674
Collect:	(201) 680-6654

You may request additional copies of this document, the letter of transmittal or the notice of guaranteed delivery from the information agent.

(inside front cover)

SUMMARY

This summary highlights material information in this document. However, because this is only a summary, you should read this entire document and the related letter of transmittal carefully because they contain the full details of the offer. We have included references to the sections of this document where you will find a more complete discussion.

WHO IS OFFERING TO PURCHASE MY SHARES?	CallWave, Inc., a Delaware corporation (“CallWave” or the “Company” or “we” or “us”). See “The Offer — 8. Information About Us and the Shares,” beginning on page 69.

WHAT IS THE PURCHASE PRICE?	$1.15 per share of common stock. See “The Offer — 1. Price,” beginning on page 62.

WHAT ARE THE PURPOSES FOR THE OFFER?	The purpose of the tender offer is to provide liquidity to stockholders at a price that is a premium to recent market prices for our stock, and to reduce the number of CallWave beneficial stockholders to below 300, so that we will become eligible to deregister our shares under the Exchange Act of 1934, as amended (the “Exchange Act”) and become a private company. See “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10.

WHAT ARE THE REASONS FOR THE OFFER?

Our compliance costs for being a publicly traded company were approximately $765,000 in our last fiscal year, and we expect those costs to increase. In addition to these substantial costs, there is a substantial burden on management to comply with Securities and Exchange Commission (“SEC”) rules and regulations.

Despite this high cost of remaining public, our stockholders have received very little benefit from CallWave’s status as a reporting company. There is a very limited trading market for our stock, especially for sales of larger blocks. In addition, since our stock reached its highest trading value on December 29, 2004, when our stock closed at $16.04 per share, our stock price has steadily declined, closing at $0.80 on May 4, 2009.

We believe this tender offer will provide our larger stockholders the opportunity to liquidate their holdings in CallWave and receive a premium over recent market prices, without incurring any discounts due to the low trading volume of CallWave’s common stock, and will provide our smaller stockholders the opportunity to liquidate their holdings at a premium over market prices, without incurring brokerage commissions.

See “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10.

HOW AND WHEN WILL I BE PAID?	If we purchase your shares, you will be paid the purchase price, in cash, without interest, promptly after the expiration of the offer period and the acceptance of the shares for payment. See “The Offer — 1. Price,” beginning on page 62, “The Offer — 2. Procedures for Tendering Shares,” beginning on page 62, and “The Offer — 4. Purchase of Shares and Payment of Purchase Price,” beginning on page 66.

WHAT ARE THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IF I TENDER MY SHARES TO CALLWAVE?

Generally, you will be subject to United States federal income taxation when you receive cash from us in exchange for the shares you tender. The cash you receive may be treated as:

•     a distribution subject to the rules governing taxation of “dividends” (i.e., (i) as a dividend to the extent of the Company’s current and accumulated earnings and profits, (ii) next, as a tax-free return of capital, to the extent of your basis, and (iii) thereafter, as a sale or exchange, taxable at rates applicable to capital gains; or

•     a sale or exchange eligible for capital gains treatment. See “Special
Factors — 8. Federal Income Tax Consequences,” beginning on page 58.

Stockholders are urged to consult their own tax advisor to determine the particular tax consequences to them of participating or not participating in the offer.

HOW MANY SHARES WILL CALLWAVE PURCHASE IN ALL?	We will purchase all shares properly tendered in the offer. The offer is not conditioned on any minimum or maximum number of shares being tendered. See “The Offer — 1. Price,” beginning on page 62.

HOW WILL CALLWAVE PAY FOR THE SHARES?	We will use surplus cash on hand to pay for the shares we purchase in this offer. See “The Offer — 7. Source and Amount of Funds,” beginning on page 68.

HOW LONG DO I HAVE TO TENDER MY SHARES TO CALLWAVE?

You may tender your shares until the offer expires. The offer currently is scheduled to expire on June 4, 2009, at 5:00 p.m., New York City Time.

We may choose to extend the offer at any time, but cannot assure you that we will extend the offer or, if we extend it, for how long it will be extended. See “The Offer — 1. Price,” beginning on page 62, and “The Offer — 11. Extension of the Offer; Termination; Amendment,” beginning on page 78.

HOW WILL I BE NOTIFIED IF CALLWAVE EXTENDS THIS OFFER?	If we extend the offer, then we will make a public announcement before 9:00 a.m., New York City Time, on the first business day after the scheduled expiration date. See “The Offer — 11. Extension of the Offer; Termination; Amendment,” beginning on page 78.

WHAT ARE THE CONDITIONS TO CALLWAVE’S OFFER?	Our obligation to accept and pay for your tendered shares is conditioned upon the satisfaction or waiver of the conditions described in this document. See “The Offer — 5. Conditions of the Offer,” beginning on page 67.

HOW DO I TENDER MY SHARES?	To tender your shares, complete one of the actions described under “Important Procedures” on the inside front cover of this document before the expiration date. You may also contact the information agent or your broker for assistance. The contact information for the information agent is on the back page of this document. See “The Offer — 2. Procedures for Tendering Shares,” beginning on page 62 and the instructions to the letter of transmittal.

ONCE I HAVE TENDERED SHARES IN THE OFFER, CAN I CHANGE MY MIND?	Yes. If you tender your shares and change your mind, you may withdraw your shares at any time before the offer expires. In addition, after the offer expires, if we have not accepted for payment the shares you have tendered to us, you may withdraw your shares at any time after 12:00 midnight, New York City Time, on July 1, 2009. See “The Offer — 3. Withdrawal Rights.” To withdraw your shares, you must timely deliver a written notice of your withdrawal to the depositary at the address or facsimile number appearing on the back page of this document. Your notice of withdrawal must specify (1) your name, (2) the number of shares to be withdrawn, and (3) the name of the registered holder of the shares. Some additional requirements apply if the certificates for the shares to be withdrawn have been delivered to the depositary. See “The Offer — 3. Withdrawal Rights,” beginning on page 66.

WHAT DO CALLWAVE, ITS BOARD OF DIRECTORS, AND THE INDEPENDENT COMMITTEE THINK ABOUT THIS OFFER?

Our board of directors and an independent committee of the board each has approved this offer. The independent committee’s financial advisor, Seven Hills Partners LLC, has delivered to the independent committee a written opinion that as of the date of the opinion, the consideration proposed to be paid by CallWave to the holders of shares of our common stock who tender shares in the tender offer or who will hold only fractional share interests immediately after the reverse stock split (taken as a whole) is fair, from a financial point of view, to such holders (other than affiliates of CallWave). See “Special Factors — 4. Fairness Opinion of Financial Advisor,” beginning on page 29.

Each of the independent committee and the board of directors has determined that the offer is substantively and procedurally fair to stockholders of CallWave that tender their shares for cash and who do not tender their shares and remain stockholders after the offer, and that the offer is in the best interests of CallWave. The independent committee has also determined that the purchase price proposed to be paid to the CallWave stockholders who tender shares in the tender offer or who will hold only fractional interests immediately following the reverse split is a fair price.

However, neither we, our board of directors, the independent committee, the independent committee’s financial advisor, nor the information agent is making any recommendation regarding whether you should tender or not tender your shares. You must decide whether to tender your shares and, if so, how many shares to tender. You should discuss whether to tender your shares with your broker or other financial or tax advisor. Our directors and executive officers who own shares of our common stock have advised us that they do not intend to tender shares in the offer. See “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10.

FACTORS CONSIDERED BY THE INDEPENDENT COMMITTEE AND BOARD OF DIRECTORS IN CONSIDERING THE FAIRNESS OF THE OFFER

The independent committee and the board of directors considered a number of factors in reaching its determinations, including:

•      The opinion prepared by Seven Hills that the consideration to be paid by CallWave to stockholders who tender their shares and the stockholders who are cashed out in the reverse stock split, if any, is fair from a financial point of view to such stockholders (other than affiliates of CallWave). Each of the independent committee and the board of directors has based its fairness determination in part on the analysis of factors undertaken by Seven Hills, and expressly adopts Seven Hills’ analysis and discussion as its own.

•      The ability of large stockholders to liquidate their holdings in CallWave and receive a premium over recent market prices at the time of approval of the cash-out price, without incurring any discounts due to the low trading volume of CallWave’s common stock.

•      The ability of small stockholders to liquidate their holdings in CallWave and receive a premium over recent market prices at the time of the approval of the cash-out price, without incurring brokerage commissions and the fact that such stockholders would not have this ability if the Company were to effect a reverse stock split without first engaging in the offer.

•      The fact that stockholders who wish to remain stockholders after the reverse stock split may do so by accumulating at least 5,000 shares of common stock in a single account prior to the effective date of the reverse stock split.

See “Special Factors — 3. Fairness of the Offer,” beginning on page 22 and “Special Factors — 4. Fairness Opinion of Financial Advisor,” beginning on page 29.

ADVANTAGES OF THE OFFER

In addition to providing stockholders the opportunity to liquidate their holdings at a premium to recent market prices for our stock, there will be other advantages to the offer, including:

•      By completing the tender offer, deregistering our shares and eliminating our obligations under the Sarbanes-Oxley Act and our periodic reporting obligations under the Exchange Act, we expect to save in excess of $765,000 per year.

•      We will also save the significant amount of time and effort expended by our management on the preparation of SEC filings and in compliance with the Sarbanes-Oxley Act.

See “Special Factors — 1. Purpose of and Reasons For the Offer,” beginning on page 10 and “Special Factors — 3. Fairness of the Offer,” beginning on page 22.

DISADVANTAGES OF THE OFFER

If the tender offer occurs, there will be certain disadvantages to stockholders, including the following:

•      Cashed-out stockholders will no longer have any ownership interest in the Company and will no longer participate in our future earnings and growth.

•      The reduction in publicly available information about us that will result from going public.

•      We will no longer be listed on the NASDAQ Global Market and we will deregister our common stock under the Exchange Act. Therefore there will be no trading market for our common stock and continuing stockholders may potentially experience a significant decrease in the value of their common stock.

•      We will no longer be subject to the provisions of the Sarbanes-Oxley Act, the liability provisions of the Exchange Act will apply on a more limited basis, and we will not be subject to the oversight of the NASDAQ Global Market.

•      Our executive officers, directors and 10% stockholders will no longer be required to file reports relating to their transactions in our common stock with the SEC. In addition, our executive officers, directors and 10% stockholders will no longer be subject to the recovery of profits provision of the Exchange Act, and persons acquiring 5% of our common stock will no longer be required to report their beneficial ownership under the Exchange Act.

•      A liquidation analysis prepared by our senior management determining the potential value of the Company’s assets and liabilities in the event of an orderly liquidation and concluded that the liquidation value of the Company that ranged from $1.23 a share to $1.45 per share, a price higher than the proposed tender offer.

•      We estimate that the cost of payment to cashed out stockholders in the tender offer, assuming 50% of our outstanding shares will be tendered, will be $12,176,183 and the professional fees and other expenses incurred in the tender offer will total approximately $566,000. As a result, immediately after the tender offer, our cash balances on hand will be reduced by the costs incurred in the tender offer.

•      Under Delaware law, our certificate of incorporation and our bylaws, no appraisal or dissenters’ rights are available to our stockholders who do not tender their shares.

See “Special Factors — 3. Fairness of the Offer” beginning on page 22 and “Special Factors — 5. Our Plans After the Offer,” beginning on page 35.

POTENTIAL CONFLICTS OF INTERESTS OF EXECUTIVE OFFICERS AND DIRECTORS

Our directors and executive officers may have interests in the tender offer that are different from your interests as a stockholder. As of March 31, 2009, our directors and officers as a group held 7,847,400 shares and 847,784 options, or approximately 37.1%, of the issued and outstanding shares of CallWave common stock. See “Schedule I — 2. Principal Stockholders.”

We believe that none of our executive officers or directors will tender their shares in the offer. Upon the effectiveness of the tender offer, and the reverse and forward stock splits, if any, while the aggregate number of shares of our common stock owned by our executive officers and directors will not change, their ownership percentage of outstanding shares will significantly increase. We believe approximately 10,587,986 shares, or 50% of the total outstanding shares, will be cashed out in the tender offer. Therefore, the percentage of shares beneficially owned by executive officers and directors immediately after the offer, including shares exercisable upon exercise of options, would be increased from approximately 37.1% to 74.3%

Currently, only two directors, Mr. Peter Sperling and Mr. Jerry Murdock, own outstanding shares of common stock, either directly or through affiliates. Mr. Sperling owns 3,845,631 shares, and Mr. Murdock owns 3,029,996 shares. Our two executive officers, Mr. Jeffrey Cavins, our chief executive officer, and Mr. Mark Stubbs, our chief financial officer, each own 111,857 and 12,132 shares of common stock, respectively.

The following table represents the increase in their percentage of outstanding shares that will result from the tender offer, assuming 50% of the total outstanding shares are cashed-out:

	Before	After
Mr. Sperling	18.16%	36.32%
Mr. Murdock	14.31%	28.62%
Mr. Cavins	0.53%	1.06%
Mr. Stubbs	0.06%	0.11%

The above table does not reflect options held by such individuals. We anticipate that after the closing of the offer and the reverse and forward stock splits, if any, we will exchange all outstanding options for new options.

See “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares,” beginning on page 55, and “Special Factors — 5. Our Plans After the Offer,” beginning on page 35”

WHAT IS A RECENT MARKET PRICE OF MY CALLWAVE SHARES?	Our common stock is traded on the NASDAQ Global Market under the symbol “CALL.” On May 4, 2009, the closing sale price of our common stock on the NASDAQ Global Market was $0.80. We urge you to obtain more current market quotations for your shares. For trading information regarding the shares, you can visit the investor section under the “About Us” tab of our website at www.callwave.com or most financial websites. See “The Offer — 6. Price range of Shares; Dividends,” beginning on page 68.

WILL I HAVE TO PAY BROKERAGE COMMISSIONS OR STOCK TRANSFER TAX IF I TENDER MY SHARES TO CALLWAVE?	If you are a registered stockholder and tender your shares directly to the depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares. See “The Offer — 2. Procedures for Tendering Shares,” beginning on page 62. If you instruct the depositary in the letter of transmittal to make the payment for the shares to the registered holder, you will not incur any stock transfer tax. See “The Offer — 4. Purchase of Shares and Payment of Purchase Price,” beginning on page 66.

WHOM DO I CONTACT IF I HAVE QUESTIONS ABOUT CALLWAVE’S OFFER?	Our information agent, BNY Mellon Shareowner Services, can help answer your questions. Their contact information appears on the back page of this document.

WHAT ARE THE EFFECTS OF THE OFFER ON THE MARKET FOR OUR SHARES?	Following completion of the offer, we intend to delist our shares from the NASDAQ Global Market and then deregister our shares under the Securities Exchange Act. See “The Offer — 9. Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act,” beginning on page 77.

WHAT ARE CALLWAVE’S PLANS AFTER THE OFFER?

One of our goals following the offer is to reduce the number of beneficial owners of our common stock to below 300, which will permit us to deregister our shares under the Exchange Act, and delist our shares from quotation on the NASDAQ Global Market.

Depending on the outcome of the tender offer, we may need to further reduce our number of stockholders to fulfill this goal. If so, we plan to seek stockholder approval of a reverse stock split followed by a forward stock split, pursuant to which we would cash out the fractional interests of enough holders with small positions to allow us to deregister and delist our shares.

After we deregister and delist our shares, we intend to enter into a standstill and voting agreement with Peter Sperling, Chairman of the board of directors of CallWave. The purpose of that standstill and voting agreement is to provide our continuing stockholders after the completion of the going private transaction certain assurances that stock sales and purchases by Mr. Sperling will not prevent our continuing stockholders from having an opportunity to participate in any “control premium” associated with a future sale of the Company. That standstill and voting agreement will have a term of up to three (3) years. During the term of that standstill and voting agreement, Mr. Sperling will agree that, except with the approval of a majority of the disinterested members of our board of directors, (i) neither he nor his affiliates will acquire additional shares of our capital stock, (ii) except in certain limited circumstances, he and his affiliates will not sell their shares of our capital stock, and (iii) if at any time he holds a number of shares representing more than 37% of our outstanding voting securities, then he will vote his shares in excess of that 37% threshold in the same manner and proportions as other stockholders vote.

As a private company, we anticipate that we will need to raise additional capital to fund our business plan. This will likely occur through a private placement of equity. However, we do not anticipate the need to raise capital to fund operations for the next twelve months.

See “Special Factors — 5. Our Plans After the Offer,” beginning on page 35, “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” beginning on page 55. “The Offer — 9. Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act,” beginning on page 77, and “The Offer — 13. The Reverse and Forward Stock Splits,” beginning on page 80.

WHEN WOULD CALLWAVE CONDUCT A REVERSE AND FORWARD STOCK SPLIT?

If we still have more than 300 beneficial holders after the offer expires or is consummated, then we would conduct the reverse and forward stock splits.

Since we cannot predict the outcome of the offer, we intend to request stockholder approval to amend our certificate of incorporation to perform a reverse and forward stock split in a manner that will ensure that the number of beneficial holders is reduced to a number below 300, in order to allow us to go private without the risk of remaining subject to Securities and Exchange Commission (SEC) reporting requirements under the Exchange Act. We currently intend to seek stockholder approval while we remain a public company. However, in the event the board of directors determines it is in the Company’s and its stockholder’s best interest we may elect to go private prior to such stockholder vote.

If stockholders are cashed out as a result of a reverse stock split, they will receive a price per share held prior to the reverse stock split equal to the greater of (i) the average closing price per share for the period of ten (10) trading days ending with the last trading day immediately prior to the effective date of the reverse stock split, or (ii) $1.15 per share, which is the same purchase price to be paid to those stockholders who choose to tender their shares in the tender offer. If we effect a reverse stock split, we intend immediately thereafter to effect a forward stock split in order to increase the number of issued and outstanding shares of our common stock to pre-reverse stock split levels, less the pre-reverse stock split shares represented by any fractional share interests that are cashed-out in the reverse stock split. See “Special Factors — 5. Our Plans After the Offer,” beginning on page 55, and “The Offer — 13. The Reverse and Forward Stock Splits,” beginning on page 80.

IF I DECIDE NOT TO TENDER MY SHARES, HOW CAN I ENSURE THAT MY SHARES WILL NOT BE CASHED OUT IN THE POSSIBLE REVERSE AND FORWARD STOCK SPLITS?	You should accumulate enough shares so that you own more than 5,000 shares in a single account, which will ensure that you have at least one (1) whole share after the proposed 1-for-5,000 reverse stock split. Owners of at least one (1) whole share after the reverse stock split will have their original number of shares restored in the forward stock split. Owners of less than one (1) whole share after the reverse stock split will have their fractional interest cashed out. See “Special Factors — 3. Fairness of Offer” beginning on page 22, “Special Factors — 5. Our Plans After the Offer,” beginning on page 31, “The Offer —9. Effects of the Offer on the Market for Our Shares, Registration Under the Exchange Act,” beginning on page 77, and “The Offer — 13. The Reverse and Forward Stock Splits,” beginning on page 80.

IF I DECIDE NOT TO TENDER, HOW WILL THE OFFER AFFECT MY SHARES OF COMMON STOCK?

If, by reason of the tender offer we reduce the number of beneficial owners below 300, then we will deregister our common stock, and our common stock would be delisted from the NASDAQ Global Market.

Because we plan to delist our common stock from the NASDAQ Global Market following completion of the offer (and the reverse and forward stock split, if any), there will be no active public market in which to trade your shares of common stock. Furthermore, because we intend to deregister our common stock under the Exchange Act following completion of the offer (or reverse and forward stock split, if any), we will no longer be required to file periodic reports, such as quarterly and annual reports, with the SEC, and there will be very little current public information regarding us after the offer and the reverse and forward stock splits are completed. See “Special Factors — 5. Our Plans After the Offer,” beginning on page 35 “The Offer — 9. Effects of the Offer on the Market for Our Shares, Registration Under the Exchange Act,” beginning on page 77, and “The Offer — 13. The Reverse and Forward Stock Splits,” beginning on page 80.

FORWARD-LOOKING STATEMENTS

This document contains a number of forward-looking statements regarding our financial condition, results of operations and business. These statements may be made directly in this document or may be incorporated in this document by reference to other documents. These statements may also include references to periods following the completion of the offer or other transactions described in this document. You can find many of these statements by looking for words such as “believes,” “expects,” “anticipates,” “estimates,” “intends,” “plans,” “may,” “will” and “potential” and for similar expressions. Forward-looking statements involve substantial risks and uncertainties. Some of the factors that may cause actual results to differ materially from those contemplated by the forward-looking statements include, but are not limited to, the following possibilities:

•	the timing and occurrence or non-occurrence of events, including the conditions to the offer, may be subject to circumstances beyond our control;

•

our FUZE product has not yet been commercially distributed for general availability, and when it is launched it may not be sufficiently attractive to generate paying subscribers at the levels we will need in order to operate profitably;

•	the cost of acquiring paying subscribers for our FUZE product may be greater than we currently project;

•

if the Company is not successful in generating paying subscribers for its FUZE product, then the Company may liquidate and stockholders still holding shares of the Company’s stock at that time may receive in the liquidation a cash price per share that is materially less than the $1.15 per share being offered in the tender offer.

•	there may be increases in competitive pressure among companies operating in the collaboration and unified communications space;

•

the web collaboration and conferencing space is currently dominated by large companies that have significant capital resources and have built dominant brand awareness in this market, and CallWave may not be able to compete effectively with these companies, which include Microsoft, Cisco, Citrix and IBM;

•	changes in the communications patterns between businesses may reduce operating margins or adversely affect the profitability of our operations;

•

we may not be able to raise, as a private company after completion of the tender offer, the additional capital that we may need in order to exploit the market opportunity that we believe exists for our FUZE product.

•	changes in accounting principles, policies or guidelines may cause our financial condition to be perceived differently;

•

general economic conditions, either nationally or locally, in the markets in which we do business or conditions in securities markets, or the unified communications and collaboration industry, may be less favorable than we currently anticipate;

•	legislation or regulatory changes may adversely affect our business;

•	technological changes may be more difficult or expensive than we anticipate;

•	success or consummation of new business initiatives may be more difficult or expensive than we anticipate; or

•	litigation or other matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate.

All subsequent written and oral forward-looking statements concerning the offer or other matters addressed in this document and attributable to us or any person acting on our behalf are qualified by these cautionary statements.

SPECIAL FACTORS

1. Purposes of and Reasons for the Offer

We were organized in August 1998 under the laws of the State of California. We first marketed our free services in February 1999 and began marketing paid subscriptions in April 2001.

We have been subject to the reporting requirements of the Exchange Act since our initial public offering on September 30, 2004. The costs to comply with regulatory requirements are a significant overhead expense. These costs include professional fees for our auditors and corporate counsel, printing and mailing costs, internal compliance costs and transfer agent costs. These and other costs related to SEC registration have increased significantly, and we believe they will continue to do so, particularly as a result of the additional reporting and disclosure obligations imposed on public corporations by the Sarbanes-Oxley Act of 2002. Our estimated Exchange Act compliance costs amounted to approximately $765,000 in the fiscal year ended June 30, 2008.

In our initial public offering our shares were first offered to the public at a price of $10.00 per share. Since then, our stock reached its highest trading value on December 28, 2004, when it closed at $16.04 per share. Our stock price has since declined significantly, from our 52-week high of $2.85 on June 11, 2008, closing at $0.80 on May 4, 2009.

On June 11, 2008, our common stock traded at a price of $2.85, and then began declining. In September, the trading price of our shares declined significantly, in parallel with the precipitous decline in the valuations of public companies generally. On October 1, 2008, our stock closed at $1.75, a 39% drop from the June 11, 2008 price, and then continued to rapidly decline. This created a risk that our shares would be delisted from trading on NASDAQ, which would create severe restrictions on the ability of our stockholders to dispose of their shares. For that reason, the Company began to evaluate the appropriateness of a going private transaction. During our initial investigation into this possibility, in late October 2008 our stock first traded below $1.00 per share, and stayed below that price during a substantial part of November 2008.

By that time the Company had determined that only its WebMessenger product and the incipient FUZE product had sufficient potential commercial viability to support the long-term growth of the Company. The Company’s traditional dial-up based Internet Voice Mail (“IVM”) service was a dissipating asset, serving a declining population of users who access the internet via dial-up telephone lines and operating from a legacy telephony infrastructure. The Company’s fax service was marketed in an industry segment market that was dominated by one large player and showed no meaningful opportunity for growth. In contrast, the WebMessenger product provides a viable presence engine, and the FUZE service would be marketed into a growing collaboration marketplace. The preliminary reactions that the Company received to beta versions of its FUZE product were positive. The Company publicly disclosed this information to the market in press releases and earnings calls and the Company’s stock continued to trade below $1.00 per share.

By reason of the changing focus of the Company’s product mix, and the multi-year time period likely required to enable FUZE to achieve commercial viability, the Company evaluated whether it was more appropriate to pursue the WebMessenger and FUZE products as a public company or as a private company. The Company believed that the risks associated with a new product such as FUZE were more appropriate for stockholders in a private start-up company than a public company. Moreover, since the FUZE product was and is projected to generate losses for several years, those projected losses required the Company to evaluate ways to minimize expenses in order to make cash available to support the development and growth of FUZE, and by going private the Company would be able to avoid the costs associated with being a public company. Further, management concluded that if the Company were to remain public, then the projected multi-year losses would only put further downward pressure on the trading price of the Company’s stock and trading volume for the Company’s shares, thereby making it more difficult for stockholders to dispose of their shares without having an immediately negative impact on the trading price of those shares.

A declining revenue base associated with our legacy Internet Answering Machine Dial-up and Virtual Fax products, stock market conditions, and business conditions resulted in fewer analysts covering our stock. The lack of investor support resulted in the price per share of our common stock falling below the amount of cash per share that we have on hand.

As discussed in greater detail below, our board of directors determined that the recurring expenses, along with the burden on management, required for compliance with SEC rules and regulations is not cost efficient for CallWave. In addition, most of the requirements of the Sarbanes-Oxley Act are now effective and applicable to the Company, and the Company has implemented controls and procedures which comply with those requirements. However, the ongoing costs associated with being a public company are expected to increase in our next fiscal year and are estimated to be $1,000,000. The tender offer is being made at this time both to avoid the costs to be incurred in complying with Section 404 of the Sarbanes-Oxley Act, and secondarily, to eliminate those costs that we incur as a result of having our securities registered under the Securities Exchange Act.

Additionally, there is a very limited trading market in our common stock, especially for sales of larger blocks. Over the course of the past year, our trading volume has decreased by approximately two-thirds, and the trading volume continues to decrease. Because of this, the board of directors determined that the holders of our securities derive little benefit from CallWave’s status as a SEC reporting company.

Further, the board has determined that the Company’s new unified communications and collaboration product line will take years to develop. Management and the board of directors currently believe that CallWave will not produce net profits from operations before 2013.

Given these various factors, the board of directors concluded that being a private company would allow management the increased flexibility and time to consider and initiate actions that may produce long-term benefits and growth without the pressure and expectation to produce short-term quarterly earnings per share.

The offer is part of a plan to make the Company a non-Securities and Exchange Commission (“SEC”) reporting company in what is commonly referred to as a “going private” transaction. We are making this offer to let you decide if you want to continue your investment in CallWave, or if you want to sell your shares now for a significant premium over the current trading price on NASDAQ.

Since the initial public offering, our common stock has been registered under the Securities Act of 1933, as amended (the “Securities Act”), and we have been subject to the reporting and proxy requirements of the Exchange Act. The common stock must remain registered, and we must follow these requirements, so long as there are 300 or more holders of record of the common stock.

The purpose of this offer is to reduce the number of CallWave beneficial stockholders to below 300. Although we already have fewer than 300 stockholders of record, as calculated under the rules and regulations of the Exchange Act, we remain at risk of becoming subject to reporting company obligations if one or more of the record holders distributes its shares to its underlying beneficial holders. Our goal is therefore to reach a beneficial stockholder count of no more than approximately 150 stockholders. Upon completion of the going private transaction, the board of directors intends to deregister our common stock with the SEC, delist our shares from NASDAQ, and become a private company.

If we still have more than 300 beneficial stockholders after the offer, so that we are not eligible to deregister with the SEC, then we will pursue alternatives to achieve that result, including seeking stockholder approval for a 1-for-5,000 reverse stock split followed by a 5,000-for-1 forward stock split if it remains in the best interests of CallWave and CallWave’s remaining stockholders. Therefore, to remain a stockholder after the going private transaction, you must own more than 5,000 shares of our common stock, in a single account, on the effective date of the reverse stock split.

After we complete the going private transaction, our shares of common stock will no longer be quoted on the NASDAQ Global Market, and trades in such shares would be possible only through privately negotiated transactions. This will severely restrict your ability to trade these shares, and may have the effect of requiring you to hold your shares indefinitely, until the Company either liquidates or is acquired by another company.

Our reasons for proposing a going private transaction include:

•

The significant cost savings that we expect to realize as a result of the termination of the registration of our common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the elimination of costs associated with being listed on NASDAQ, and the cost savings that will result from not being required to comply with Section 404 of the Sarbanes Oxley Act of 2002. For the fiscal year ended June 30, 2008, we spent an estimated $765,000 on costs solely related to being an SEC reporting company.

•

The fact that, due to the limited liquidity and low market price of our common stock, we have not realized many of the benefits associated with being a publicly-traded, NASDAQ -listed company, such as enhanced stockholder value, stock liquidity, business credibility and the ability to use company stock as currency for acquisitions.

•

The additional savings in terms of our management’s and employees’ time that will no longer be spent preparing the periodic reports required of publicly traded companies under the Exchange Act, managing stockholder relations and communications, and complying with NASDAQ listing requirements.

•

The ability of large stockholders to liquidate their holdings in CallWave and receive a premium over recent market prices at the time of approval of the cash-out price, without incurring any discounts due to the low trading volume of CallWave’s common stock.

•

The ability of small stockholders to liquidate their holdings in CallWave and receive a premium over recent market prices at the time of the approval of the cash-out price, without incurring brokerage commissions.

•	The decrease in expenses resulting from no longer being required to service a relatively large number of stockholders holding small positions in our common stock.

•	The reduced accounting and legal fees associated with having our financial statements reviewed on a quarterly basis and audited on an annual basis.

•	The reduced premiums for our directors’ and officers’ insurance policies as a result of CallWave no longer being a public reporting company.

•

The ability to control the dissemination of certain business information, which is currently disclosed in our periodic reports and, accordingly, made available to our competitors, vendors, customers and other interested parties, potentially to our detriment.

•	The ability to gain greater operational flexibility by being able to focus on long-term growth without an undue emphasis on short-term fluctuations in the market price of our common stock.

2. Background of the Offer

In the first week of October 2008 we began to explore a number of possibilities, including going private, liquidating the Company, divesting certain legacy assets and additional expense reductions. In evaluating the various alternatives available to the Company, the board reviewed the current business opportunities that the Company will be pursuing in the unified communications and collaboration space, the competitive landscape in this space, the future projected growth potential in the collaboration space, product and feature comparisons, the time and capital required to exploit these commercial opportunities, and the potential rewards available to Company stockholders from the Company’s pursuit of these opportunities. On balance, the board believes that if the Company goes private and pursues these commercial opportunities in the unified communications and collaboration market without the costs and administrative burdens of continuing to be an SEC reporting company, then the Company can produce for ongoing stockholders a better return than would be provided if the Company merely liquidated.

In November 2008 we were advised by our corporate counsel that if we had fewer than 300 stockholders of record, we could deregister our stock and thereby not be subject to the Exchange Act reporting requirements and could delist from the NASDAQ Global Market (sometimes referred to as “going dark”). The Company currently has approximately 89 stockholders of record and approximately 1,448 beneficial owners. Although the number of our record holders is low enough to deregister and delist, the number of record holders that hold the shares for the benefit of third parties (for example, an investment advisor holding for multiple beneficial owners) leaves open the possibility of substantial increases in the number of beneficial owners if one of those record holders elects to distribute the shares that it holds to the underlying beneficial owners. If the number of record holders were to increase above 300, we could again become subject to Exchange Act reporting requirements. In light of this information, in late 2008 we began to consider alternative means to reduce our stockholder base to below 300 beneficial stockholders. Consequently, the board of directors requested that management begin gathering information on the possibility of reducing the number of beneficial holders of our stock to fewer than 300.

On November 19, 2008, representatives from a third-party non-stockholder venture capital firm that has never been affiliated with the Company met with Mr. Cavins, our chief executive officer, and Mr. Jeff Henley, a director, to discuss the Company’s status as a public company and a potential interest by the venture capital firm in investing in the Company. Although this venture capital firm did not have a prior relationship with the Company, Mr. Cavins, our chief executive officer, previously performed services as a consultant and independent contractor to one of that firm’s portfolio companies. That service engagement ended in early 2007, more than six months prior to the date on which Mr. Cavins joined the Company as our chief executive officer. Mr. Cavins has never been engaged by or compensated by the venture capital firm, and does not hold and never has held any interest in any of its funds or investment vehicles.

On December 8, 2008, a team from the Company consisting of Mr. Cavins, Mr. Mark Stubbs, our chief financial officer, other senior employees of the Company, namely Mr. Scott Blackwell (who is no longer employed by the Company), Mr. Ritesh Bansal, our chief technology officer, and Ms. Kara Parsons, vice president of marketing, met with the partners of the venture capital firm to discuss the Company’s plans related to pursuing the collaboration marketplace. See “Special Factors — 5. Our Plans After the Offer,” beginning on page 35. After that presentation, the Company and the venture capital firm entered into preliminary negotiations over a draft term sheet for a preferred equity investment in the Company. The venture capital firm proposed terms that contemplated the purchase of up to 4 million shares of a newly-authorized class of preferred stock at a price equal to the average 30-day closing price of the Company common stock. The proposed investment included warrants to purchase additional shares of common stock, the right to appoint two board members, and other customary terms and conditions including voting rights, protective provisions and registration rights. These terms were never finalized.

In the entire month of January and the first two weeks of February 2009, the venture capital firm conducted extensive due diligence investigations of the Company’s business, market analysis, product strategy and future projections. At the same time, the Company asked corporate counsel to clarify the listing requirements and methods for deregistering our common stock, and explore various possibilities, including the possibility of a tender offer, a reverse stock split, an issuer repurchase program, and a cash-out merger.

In the second week of January 2009, Mr. Cavins, our chief executive officer, began discussing with the venture capital firm a possible investment in the company simultaneous with a tender offer and subsequent deregistration of its shares and delisting from the NASDAQ Global Market.

In January 2009, management advised the Company’s counsel to outline various methods to accomplish the goal of deregistering our common stock and the various conditions under which such a transaction could occur under Delaware law and SEC rules and regulations.

On February 10, 2009, the venture capital firm presented to our board of directors an overview of its organization, investing disciplines, and the results of the venture capital firm’s due diligence investigation of the Company. Included in this overview were suggestions related to CallWave’s legacy products and services, and the firm’s assessment of the Company’s collaboration and conferencing market opportunity. The venture capital firm stated that CallWave had limited product and commercial team synergies, and a product time-table that the venture capital firm believed to be unachievable. The venture capital firm concluded that the Company’s realization of the full value of its assets would require a risky, long-term effort and strategy similar to those of a private start-up company and unlike those customarily pursued by most public companies. The venture capital firm and the board discussed the possibility that the venture capital firm might make an investment in the Company and provide strategic assistance to its commercialization efforts.

On February 10, 2009, the Company’s counsel made a presentation to the directors and management of the Company regarding, among other things, the board’s fiduciary duties to stockholders, the burdens and benefits resulting from the Company’s status as a public company and the alternatives to remaining listed on the NASDAQ Global Market. The board received information from the Company’s counsel regarding the implications and requirements under the federal securities laws applicable to various corporate transactions with a going private component.

The board considered a variety of structures for proceeding with a going private transaction, including a reverse stock split, a tender offer and a cash-out merger, as well as the board’s fiduciary duties in connection with each transaction. The board discussed the likelihood of having fewer than 300 beneficial stockholders under each of the going private transaction structures. After considering all the alternatives that had been presented, the board requested management to explore accomplishing the transaction through a voluntary tender offer.

A discussion also took place regarding procedural safeguards which could be put in place to assure that any take-private transaction would be fair to the Company’s unaffiliated stockholders being cashed out, as well as to the remaining unaffiliated stockholders. Specifically, the board discussed the following procedural safeguards and their applicability to various transaction structures:

•	the applicability of appraisal rights under Delaware law;

•	the appointment of a committee comprised solely of the Company’s independent directors;

•	the use of independent legal and financial advisors to represent and advise the independent committee; and

•	the use of a procedure which would require a majority vote of the unaffiliated stockholders.

As a result of this discussion, the board established a committee comprised solely of independent directors to investigate the feasibility of a transaction in which the number of beneficial stockholders of the Company would be reduced to permit the Company to terminate the registration of its securities under the Securities Exchange Act without the risk of becoming inadvertently subject to registration. The board appointed Jeffrey O. Henley, Raj Raithatha, Osmo A. Hautanen, and Manny Rivelo to serve on the independent committee. Mr. Henley was elected chairman of the independent committee. The board granted the independent committee the authority to review alternative structures that would allow the Company to deregister its shares of common stock and thereafter do business as a private company, while initially providing stockholders the opportunity to either (i) tender their shares of common stock for a fair value, or (ii) remain a stockholder after going private, in each instance to the extent the Company thereby may achieve its objective of going private.

The independent committee was authorized and directed to investigate various methods of going private, to discuss the same with the Company, to negotiate the essential terms of any proposal, and to report to the full board of directors with its recommendation regarding the same.

The independent committee was authorized, at the Company’s expense, to identify and retain legal counsel, a financial advisor, and any other advisors the independent committee deemed reasonably necessary, to provide advice regarding a method of going private.

The independent committee was authorized to engage the services of independent counsel and an appropriate financial advisor to assist the independent committee in determining an appropriate going private transaction structure and the price to be paid to stockholders who would receive cash in a proposed transaction. In addition, the independent committee was, at all times, free to recommend the adoption of additional procedural protections if it deemed the adoption of such additional protections necessary or advisable to ensure the fairness of any proposed transaction.

On February 13, 2009, Mr. Cavins and Mr. Stubbs, who are sometimes referred to in this document, both individually and together, as the Company’s management, and our corporate counsel participated in a conference call with a venture capital firm regarding a possible equity investment in CallWave by the venture capital firm after completion of a going private transaction. Preliminary structures were discussed.

On February 16, 2009, the independent committee engaged the services of Potter Anderson & Corroon LLP as its independent legal counsel.

On February 17, 2009, the independent committee met and invited its independent counsel to attend. The independent committee discussed its role in evaluating various proposed strategic transactions that would permit the Company to deregister its shares of common stock under the Securities Exchange Act, delist such shares from quotation on the NASDAQ Global Market, and thereafter do business as a private corporation while providing existing stockholders the opportunity to either (i) tender their shares of common stock for a fair value or (ii) remain stockholders after the Company goes private. The independent committee also discussed the possibility that the venture capital firm would agree to invest in the Company after the Company became a private corporation. The independent committee directed its legal counsel to contact and interview several potential financial advisors on behalf of the independent committee and delegated the task of selecting a financial advisor to Mr. Henley.

On February 18, 2009, the venture capital firm delivered to the Company a revised term sheet for a proposed equity investment.

During the two weeks following February 17, 2009, counsel to the Company had several conversations with the independent committee’s independent counsel regarding possible structures of transactions that would achieve the Company’s goals. During that same time period, the independent committee, through its independent counsel, contacted and interviewed several potential financial advisors and received pricing proposals from four potential financial advisors. After discussing these proposals, Mr. Henley and the independent committee’s independent counsel interviewed two potential financial advisors.

On February 20, 2009, Mr. Cavins, and representatives from Reicker, Pfau, Pyle & McRoy, LLP, the Company’s corporate counsel, met at the offices of the venture capital firm to further discuss a possible equity investment in the Company concurrently with and immediately following the closing of a going private transaction. Representatives from the independent committee’s independent counsel participated in the meeting by conference telephone call.

On February 23, 2009, CallWave announced the sale of its virtual fax subscriber base and related intellectual property to j2 Global Communications, Inc. The assets were sold for $12 million in cash with 10% of the purchase price, $1.2 million, held in escrow to secure the Company’s indemnity obligations with respect to its representations and warranties. We currently anticipate that the entire escrow amount will be released to the Company upon expiration of the escrow period on February 23, 2010. We currently believe that the proceeds from the sale of the fax assets, together with our pre-existing cash assets and expected cash flow from our legacy

Internet Answering Machine business, provide CallWave with enough cash assets to fund the tender offer, any reverse stock split, and operating losses through June 30, 2010, without the need to raise additional equity prior to that date. However, we believe that if the FUZE collaboration and conferencing product line is successful, we might need to raise additional capital at some point in the future and likely within the second to fourth year of operations as a private company.

On March 6, 2009, the Company’s counsel, the independent committee’s independent counsel, and Mr. Stubbs, the Company’s chief financial officer participated in a conference call during which they discussed structures for the going private transaction, including an issuer tender offer, a reverse stock split immediately followed by a forward stock split, an issuer tender offer followed by a reverse/forward stock split, and a merger.

On March 9, 2009, Mr. Stubbs submitted to the independent committee’s independent counsel the going private transaction structure recommended by the Company’s management: an issuer tender offer followed by a reverse/forward stock split if such stock split is necessary to reduce the number of beneficial holders of the common stock of the Company to below 300. The Company’s proposal contemplated that the Company would receive a capital investment from the venture capital firm after the Company consummated the going private transaction.

On March 12, 2009, the independent committee met and invited its independent counsel to attend. After discussing the pricing proposals received from the potential financial advisors and reviewing their qualifications, the independent committee entered into an engagement letter with Seven Hills Partners LLC (“Seven Hills”), a financial and strategic advisory firm with considerable experience in advising technology companies in the software, communications, digital media, and internet markets, as its financial advisor. Also at this meeting, the independent committee discussed various methods of accomplishing the Company’s goals of delisting its shares and continuing its operations as a private corporation while providing its stockholders the choice of tendering their shares or remaining invested in the Company.

Seven Hills, the independent committee’s financial advisor, began its analysis during the first two weeks of March 2009 by reviewing historical financial information provided by CallWave, financial projections and current market valuations. On March 10, 2009, Seven Hills visited CallWave’s offices to review a detailed list of due diligence questions and had several follow up discussions with key management team members, including chief financial officer Mark Stubbs, and chief executive officer Jeff Cavins. This initial meeting and subsequent follow-up discussions focused on the business context and background of the transaction, the historical financial and operating results of CallWave, a review of CallWave’s assets and liabilities, and management’s estimates of CallWave’s potential liquidation values and future business and financial prospects of CallWave. CallWave’s management prepared a liquidation value analysis, base case financial forecast, upside financial forecast, and downside financial forecast for review by Seven Hills. See “Special Factors — 5. Our Plans after the Offer” beginning on page 35.

On March 14, 2009, the independent committee met to discuss the Company’s proposal. The independent committee’s independent counsel and representatives of Seven Hills were invited to attend the meeting. The independent committee together with its legal and financial advisors reviewed various alternatives to the Company’s proposal, including reverse and forward stock splits, without first conducting an issuer tender offer and a merger in which all stockholders who own below a threshold amount of stock are cashed out, as well as issues and logistics associated with each alternative. The independent committee discussed the terms of the proposed capital investment by the venture capital firm and procedural protections to ensure that any going private transaction would be fair. The independent committee determined that, if it were to agree to an issuer tender offer followed by reverse and forward stock splits, such procedural protections would include the following: (i) the Company would provide stockholders sufficient notice of the reverse and forward stock splits in order to give stockholders the option to purchase additional shares to avoid being cashed out in such stock split, and (ii) any fractional share interests held by cashed-out stockholders would be valued at the greater of the price offered in the issuer tender offer and the average market price of the Company’s common stock calculated during a specified period of time preceding the reverse and forward stock splits. The independent committee acknowledged the advantage of completing the proposed going private transaction in two steps, first conducting an issuer tender offer and then effecting a reverse/forward stock split, because this structure would provide meaningful liquidity to large stockholders without creating downward pressure on the market price of the common stock of the Company.

During the week of March 14, 2009, the Company’s counsel, the Company’s management, and the independent committee’s independent counsel and financial advisors discussed alternative structures for the going private transaction, and the Company’s counsel circulated draft documents for the going private transaction.

The independent committee met on March 22, 2009 and invited its independent legal counsel and representatives of Seven Hills to attend. The independent committee together with its legal counsel and financial advisors reviewed various structures for the going private transaction, including reverse and forward stock splits, an issuer tender offer followed by reverse and forward stock splits, a merger, and reverse and forward stock splits followed by an issuer tender offer as well as issues and logistics associated with each alternative. The independent committee together with its legal counsel and financial advisors also reviewed alternatives to a going private transaction, including remaining a public corporation, selling the Company, and liquidating the Company as well as issues and logistics associated with each alternative. Seven Hills discussed with the Company a preliminary financial analysis of potential per share transaction prices for the Company’s common stock based upon three analyses: (i) a public company analysis in which Seven Hills compared the Company with similar public companies, (ii) a preliminary liquidation analysis based upon guidance from the Company in which Seven Hills determined the value of the Company if it were to liquidate, and (iii) a premiums paid analysis. Seven Hills also presented as supplemental information a discounted cash flow analysis based on the projections provided to it by management. This discounted cash flow analysis was based on management’s assumption as described to Seven Hills that the Company received $4.0 million in venture financing and that 50% of the Company’s stockholders tendered in a tender offer at a per share price of $1.30. Seven Hills indicated to the committee that the discounted cash flow analysis was not reliable when valuing the Company due to the early nature of the Company’s products going forward, management’s lack of visibility into revenue and cash flows in the later years, and the fact that such an analysis would rely largely on the terminal value of the Company’s cash flows in later years, which management indicated was extremely hard to predict. The independent committee also discussed the estimated value of the Company after completion of the proposed going private transaction and after the proposed investment by the venture capital firm as well as the relationship between the proposed purchase price and the percentage of the Company that would be acquired by the venture capital firm. After this discussion, the independent committee determined to discuss the Seven Hills liquidation analysis and the Company’s various strategic alternatives with the Company’s management.

On March 25, 2009, Mr. Henley and representatives of the Company’s management, the Company’s counsel, the independent committee’s independent legal counsel, and the independent committee’s financial advisor participated in a conference call to discuss the Company’s proposed structure for the going private transaction, a valuation analysis of the Company prepared by the Company’s management, and the Seven Hills liquidation analysis. During the following week, the Company’s counsel and the independent committee’s independent legal counsel continued to negotiate with respect to the price of the issuer tender offer and to discuss the appropriate structure of the going private transaction.

On March 26, 2009, the venture capital firm and Mr. Cavins, chief executive officer, Mr. Stubbs, chief financial officer, and the Company’s corporate counsel discussed modifications to the proposed terms of the potential equity investment. The venture capital firm and the Company’s management and corporate counsel negotiated terms to the modified proposal over the next several weeks.

On March 29, 2009, the independent committee met and invited its independent legal counsel and representatives of Seven Hills to attend. The independent committee reviewed the valuation analysis prepared by the Company’s management. See “Special Factors—Our Plans After the Offer,” beginning on page 31, for a discussion of this analysis, which include a liquidation analysis and three financial projections, a base case forecast, an upside case forecast, and a downside case forecast. The independent committee discussed the Seven Hills liquidation analysis of the Company and the price per share the Company’s management proposed to offer to stockholders in the issuer tender offer. The independent committee agreed that the price range proposed by the Company’s management, between $0.80 and $0.90 per share while a premium to the then-current market price of approximately $0.80, the closing price on Friday March 27, 2009, would not constitute a fair price. The independent committee also discussed the Company’s strategic alternatives to determine if a better course of action would be to conserve the Company’s cash and continue operations as a public corporation. The independent committee determined to seek from the Company’s management more information about the Company’s business plan, market strategy, and timeline for producing a viable product.

On March 30, 2009, the independent committee met and invited members of the Company’s management, the Company’s counsel, and the independent committee’s independent counsel to attend. The independent committee informed the Company’s management that the independent committee believed the price range submitted by the Company’s management, between $0.80 and $0.90 per share, was not fair and sought more information regarding when the Company’s management expects to produce a viable product. The independent committee discussed the business plan and the valuation analysis prepared by the Company’s management. The independent committee also discussed whether the proposed going private transaction was the appropriate path for the Company and reviewed the Company’s strategic options, which included liquidation, remaining a public corporation, and going private.

The Company’s management noted that an increase to the proposed price would impact the Company’s ability to engage in a transaction in which the venture capital firm would invest in the Company on the terms discussed.

On April 3, 2009, the Company withdrew its going private proposal, and the work of the independent committee ceased.

During the several days after April 3rd, management again reviewed the original reasons for the board’s having initiated consideration of a going private transaction. Those reasons included (i) the significant decline in the trading price of CallWave’s stock, (ii) the reduced trading volume in those shares, (iii) the Company’s focus on the FUZE product, the long development period for commercializing the FUZE product, and the likelihood that the Company would realize losses over several years as it commercialized the FUZE product, (iv) the fact that declines in the Company’s stock price below $1.00 created a significant risk that CallWave’s shares would be delisted from trading on NASDAQ, and (v) the fact that such a delisting would adversely affect the ability of our stockholders to dispose of their shares. Management evaluated those original reasons and confirmed that they remained valid.

In addition, management again reviewed the projections that it had provided to the financial advisor to the independent committee, and concluded that following a going private transaction without a venture capital firm, the Company likely would have sufficient cash to enable it to reach a point, in the marketing and sale of FUZE, at which the Company would have a reasonable opportunity to raise additional capital as a private company. Because the sale of the virtual fax subscriber base and related intellectual property to j2 generated additional funds that were available to fund the costs of the going private transaction, management concluded that it was not necessary to raise additional capital at the time of going private.

Management determined that it was important to give stockholders the opportunity to obtain liquidity for their shares. Management had received a number of requests for a share repurchase in the amount of 1.2 million shares at a share price of $0.70 - $0.75 per share. Therefore, management concluded that it was in the best interests of stockholders, given the current market conditions, to provide those stockholders that were seeking liquidity an opportunity to obtain it at a significant premium to market, and provide those stockholders that wanted to retain an investment in the Company’s new products the opportunity to share in the Company’s possible future success.

Management confirmed both the continuing validity of the original reasons for pursuing the going private transaction, and the likelihood that following the completion of that transaction, the Company would have sufficient cash to fund operations to a point at which the Company would have a reasonable chance to raise additional capital as a private company. For those reason, management concluded that the Company could complete the going private transaction without obtaining, at or prior to the completion of that transaction, an additional investment from a venture capital firm.

On April 9, 2009, management shared its conclusions regarding the advisability of a going private transaction and asked the independent committee to resume consideration of a going private transaction after the Company’s management concluded that, even without an investment from the venture capital firm, it was in the best interests of the Company and its stockholders to go private.

On April 16, 2009, the venture capital firm confirmed its willingness to invest in the Company, concurrently with the closing of a going private transaction, pursuant to a revised term sheet that the venture capital firm and the Company had negotiated during the last week of February 2009. That term sheet contemplated an investment of up to $4.0 million for the purchase of a number of shares of a newly authorized series preferred stock representing up to 19.9% of the Company’s outstanding shares. The proposed purchase price was the average closing price for the Company’s common stock for the trailing 20 days ending on the last day prior to the close of the financing (approximately $0.81 at the time of the term sheet) plus five cents ($0.05) per share. The term sheet contained other provisions that are customary to an investment in a private company. The term sheet further contemplated that at the same time when these shares were issued to the venture capital firm, the Company would propose to existing holders of common stock an exchange offer in which those stockholders would be provided the opportunity to exchange their shares of common stock for shares of the same newly authorized series of preferred stock.

On April 17, 2009, the board convened a special meeting to discuss and consider the venture capital firm’s term sheet and to discuss whether it was in the best interests of the Company and its stockholders to stay public or go private. The board determined that (i) the price proposed by the venture capital firm was not fair to the stockholders of the Company, and (ii) the terms and conditions set forth in the venture capital firm’s term sheet were not appropriate for a publicly traded company. Therefore, the board did not accept the proposed term sheet and directed management to cease, for the present time, negotiations with the venture capital firm. The board did conclude, however, that it was in the best interests of the Company and its stockholders to go private. The board further considered an issuer tender offer as a means for reducing the number of the Company’s beneficial stockholders to below 300. However, the board was advised by counsel that an issuer tender offer is, by its nature, a voluntary transaction on the part of stockholders and, therefore, could not guarantee that a sufficient number of stockholders would tender shares to enable the Company remain free from SEC reporting requirements after the tender offer. The board directed the independent committee to resume its consideration of the structure of a voluntary tender offer followed by reverse and forward stock splits. The board also authorized the Company’s management to initiate discussions with other venture capital firms regarding a possible investment in the Company after completion of a going private transaction.

Following the board’s meeting, on April 17, 2009, the independent committee met and invited Mr. Cavins, Mr. Stubbs, and representatives of the Company’s counsel, the independent committee’s independent counsel, and the independent committee’s financial advisor to attend. The independent committee reported that the board of directors had agreed it was in the Company’s best interest to go private and, therefore, the independent committee would continue to consider the proposal by the Company’s management that the independent committee accomplish a going private transaction through an issuer tender offer followed by reverse and forward stock splits if such stock splits would be necessary to reduce the number of beneficial stockholders of common stock of the Company to below 300. After deliberation, the independent committee agreed that this structure was the best method of completing a going private transaction. Members of the Company’s management informed the independent committee that they would discontinue their investigation of the venture capital firm’s proposals for investing in the Company in connection with a going private transaction, but they said the Company may wish to consider future capital investments after a going private transaction had been completed. After negotiation, the independent committee, on the one hand, and Mr. Cavins and Mr. Stubbs, on the other, determined that they could make a joint recommendation to the entire board for approval of a price of $1.15 per share in a tender offer as part of a going private transaction. The independent committee also requested that the Company negotiate with Mr. Sperling, Chairman of the board of directors, to limit his voting power, following the going private transaction, in order to preserve an opportunity for minority stockholders to participate in a change of control transaction in the future.

On April 17, 2009, Mr. Cavins, our chief executive officer, notified the venture capital firm of the board’s decision.

On April 26, 2009, the independent committee met and invited its independent counsel and representatives of Seven Hills to attend. The independent committee discussed the proposed going private transaction. The price offered in the issuer tender offer would be $1.15 per share, and the consideration to be paid to stockholders cashed out pursuant to reverse and forward stock splits would be the greater of $1.15 per share and the average closing price of the Company’s common stock for the ten trading-day period immediately preceding the effective date of the reverse stock split. Seven Hills presented its financial analysis of the consideration proposed to be paid in the contemplated going private transaction to the independent committee. The Seven Hills presentation to the independent committee is attached as Exhibit (c)(2) to this document. On April 27, 2009, Seven Hills presented the independent committee with its written opinion that, based upon and subject to the various assumptions and limitations set forth in the written opinion as of the date of the opinion, the consideration proposed to be paid by CallWave to the holders of shares of our common stock who tender shares in the tender offer or who will hold only fractional share interests immediately after the reverse split (taken together as a whole) is fair, from a financial point of view, to such holders (other than affiliates of CallWave).

With the benefit of Seven Hills’ April 26th presentation, the independent committee, having deliberated about the terms, structure, and price of the proposed going private transaction, determined that each of the issuer tender offer and the reverse and forward stock splits is fair to, advisable, and in the best interests of the Company and its stockholders and recommended that the board of directors approve each of the issuer tender offer and the reverse and forward stock splits. The independent committee determined that the ratio for the reverse stock split would be 1-for-5,000 and that the ratio for the forward stock split would be 5,000-for-1. The independent committee concluded that the combination of the issuer tender offer and the reverse and forward stock splits would provide liquidity at a significant premium for large stockholders who, due to the Company’s current trading volume, otherwise would likely be unable to liquidate significant positions without creating significant downside pressure on the market price of the common stock of the Company and would permit holders of fewer than 5,000 shares of common stock of the Company in a single account sufficient time to either acquire enough shares or consolidate stock accounts to preserve a continuing equity position in the Company following the reverse and forward stock splits.

The independent committee also approved a form of standstill and voting agreement between Mr. Sperling and the Company, pursuant to which Mr. Sperling would represent that he is not currently a party to any agreement with another stockholder or other person regarding the voting, sale or other disposition of his shares. Mr. Sperling would also agree, pursuant to the standstill and voting agreement, that during the three-year term of the agreement, except with approval of a majority of disinterested directors (i) he and his affiliates will not sell any shares of common stock of the Company held by him or his affiliates, (ii) except in certain limited circumstances, he and his affiliates will not acquire any additional shares of common stock of the Company, and (iii) to the extent that he owns more than 37% of shares of common stock of the Company, he will cause such shares in excess of 37% to be voted pro rata with the vote of all other stockholders of the Company. The purpose of the standstill and voting agreement is to provide our continuing stockholders after completion of the going private transaction assurances that stock sales and purchases by Mr. Sperling will not prevent our continuing stockholders from having an opportunity to participate in any “control premium” associated with a future sale of the Company.

At a special meeting of our board of directors held on May 4, 2009, the board approved the tender offer, reverse stock split, and forward stock split described in this document. In connection with that approval, the board considered, among other factors, the following:

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The conclusions of the independent committee that the going private transaction will (i) provide through the tender offer liquidity at a significant premium for large stockholders who, due to the Company’s current trading volume, otherwise would likely be unable to liquidate significant share positions without creating substantial pricing downside pressure on the market price of the Company’s common stock, (ii) provide small stockholders the opportunity to liquidate their holdings and receive a premium over recent market prices without incurring brokerage commissions, and (iii) by disclosing the Company’s intention to effect the reverse and forward stock splits, allow holders of fewer than 5,000 shares in a single account sufficient time to either acquire enough shares of common stock or consolidate accounts to preserve a continuing equity position in the Company following the reverse and forward stock splits.

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A liquidation analysis prepared by management, even though management has informed the Company that it is their opinion that sufficient stockholder support for a liquidation does not exist; projections prepared by management and presented to the financial advisor to the independent committee, reflecting various scenarios following the going private transaction as the Company seeks, among other things, to develop and market FUZE; and the business risks associated with the effort to develop and market FUZE.

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The conclusions of the independent committee and its financial advisor that the the consideration to be paid by CallWave to the holders of shares of our common stock who tender shares in the tender offer or who will hold only fractional interests immediately after the reverse stock split (taken together as a whole) is fair, from a financial point of view, to such holders (other than affiliates of CallWave).

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The significant cost savings, estimated to be at least $765,000 and up to $1,000,000 per year, that the Company is expected to realize as a result of (i) the termination of the registration of its common stock under the Exchange Act, (ii) the elimination of costs associated with being listed on NASDAQ, and (iii) not being required to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

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The fact that, due to the limited liquidity and low market price of the Company’s common stock, neither the Company nor its stockholders have realized many of the benefits associated with being a publicly traded, NASDAQ-listed company, such as enhanced stockholder value, stock liquidity, analyst coverage, business credibility and the ability to use Company stock as currency for acquisitions.

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The additional savings in the amount of the Company’s management and employee time that no longer will be devoted to preparing the periodic reports required of publicly traded companies under the Exchange Act, managing stockholder relations and communications, and complying with NASDAQ listing requirements.

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The additional monetary savings that the Company should realize from (i) no longer being required to service a relatively large number of stockholders holding small share positions in the Company’s common stock, (ii) the reduced accounting and legal fees associated with having the Company’s financial statements reviewed on a quarterly basis and audited on an annual basis, and (iii) the reduced premiums for the Company’s directors’ and officers’ insurance policies as a result of the Company no longer being a public reporting company.

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The Company’s ability, as a private company, to control the dissemination of certain business information, which currently is required to be disclosed in the Company’s periodic reports and, accordingly, made available to the Company’s competitors, vendors, customers and other interested parties, potentially to the Company’s detriment.

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The Company’s ability, as a private company, to have greater operational flexibility by being able to focus on long-term growth without an undue concern for short-term fluctuations in the market price of the Company’s common stock.

3. Fairness of the Offer

Independent Committee Analysis

The independent committee considered a number of factors, including the following, when determining whether the offer was fair and in the best interest of CallWave and all its stockholders, including its unaffiliated stockholders:

•	The considerable costs associated with remaining a publicly traded company.

•	The independent committee’s belief that the Company expects FUZE to become profitable more quickly if the Company goes private.

•	The independent committee’s belief that stockholders holding sufficient shares to approve a liquidation of the Company would not vote in favor of liquidation.

•	The independent committee’s belief that the offer price of $1.15 per share represents a fair discount from the liquidation value of the Company.

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The opinion delivered to the independent committee by Seven Hills, the independent committee’s financial advisor, that as of the date of the opinion, the consideration to be paid by CallWave to the holders of our shares of common stock who tender shares in the tender offer or who will hold only fractional interests in common stock immediately after the reverse stock split (taken together as a whole) is fair, from a financial point of view, to such holders (other than affiliates of CallWave). The full text of this written opinion delivered to the independent committee, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached to this document as Exhibit (c)(1) and is incorporated in to this document by reference in its entirety. Holders of CallWave common stock are encouraged to read the opinion carefully in its entirety. Seven Hills’ opinion was provided to the independent committee in connection with its evaluation of the consideration proposed to be paid to its common stockholders (other than affiliates of CallWave) in the offer and the reverse stock split. It does not constitute a recommendation as to whether any stockholders of CallWave should tender in the offer or act in any way in connection with the transaction or otherwise. See “Special Factors — 4. Fairness Opinion of Financial Advisor,” beginning on page 29.

•	Our financial condition and results of operations, including our earnings per share and capital levels for the year ended June 30, 2008, and the first nine months ended March 31, 2009.

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The percentage by which the per share price to be paid in the offer exceeds recent trading prices and estimated trading values. See “Special Factors — 4. Fairness Opinion of Financial Advisor,” beginning on page 29.

•	The fact that the offer is a voluntary transaction in which our stockholders may choose whether to participate.

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The ability of large stockholders to liquidate their holdings in CallWave and receive a premium over recent market prices at the time of approval of the cash-out price, without incurring any discounts due to the low trading volume of CallWave’s common stock.

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The ability of small stockholders to liquidate their holdings in CallWave and receive a premium over recent market prices at the time of the approval of the cash-out price, without incurring brokerage commissions and the fact that such stockholders would not have this ability if the Company were to effect a reverse stock split without first engaging in the offer.

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The fact that our stockholders would be able to participate in the offer by selling their shares or (assuming enough stockholders participated in the offer) have the opportunity to participate in any future growth following consummation of the offer.

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The fact that stockholders who wish to remain stockholders after the reverse stock split may do so by accumulating at least 5,000 shares of common stock in a single account prior to the effective date of the reverse stock split.

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The fact that stockholders who are cashed out in the reverse stock split will receive at least $1.15 per pre-split share and will receive a greater value if the average closing price of the our common stock for the ten trading-day period immediately preceding the effective date of the reverse stock split is greater than $1.15.

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The likely reduction in the liquidity for our common stock following our delisting from NASDAQ and the termination of our Exchange Act registration and periodic reporting and the possible significant decrease in the value of the shares of common stock.

•	The limited trading market for our common stock, including limited liquidity, relatively low prices and trading volume.

The independent committee believed completing a going private transaction in two steps, first conducting an issuer tender offer and then effecting reverse and forward stock splits, was advantageous because this structure would provide meaningful liquidity to large stockholders without creating downward pressure on the market price of the common stock of the Company and would provide liquidity to small stockholders without incurring brokerage commissions. The issuer tender offer followed by reverse and forward stock splits provides stockholders with a meaningful choice of whether to liquidate their holdings or remain invested in the Company. The committee also considered factors such as the cost to the Company, length of time required, likelihood of success, and the value stockholders could receive, with respect to the various alternatives considered by the committee.

In view of the wide variety of factors considered in connection with its evaluation of the offer, the committee found it impracticable to, and therefore did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching a decision to approve the offer.

Conclusions of Independent Committee

The committee believes that the offer is fair and in the best interests of our stockholders, including unaffiliated stockholders. The independent committee has based its fairness determination in part on the analysis of factors undertaken by Seven Hills, and expressly adopts Seven Hills’ analysis and discussion as its own. As set forth above, the offer is a voluntary transaction which is open to all stockholders on the same terms and conditions. The independent committee believes that the offer is fair and in the best interests of all stockholders, including stockholders who accept the offer and stockholders who do not accept the offer and remain invested in the Company because the offer is a voluntary transaction in which every stockholder may choose to participate.

The independent committee believes the offer is fair to stockholders who choose to tender because the structure of the transaction, a tender offer followed by reverse and forward stock splits, provides large stockholders and small stockholders with the opportunity to liquidate their holdings in the Company and receive a premium over recent market prices at the time of the approval of the cash-out price. The large stockholders receive such an opportunity without incurring any discounts due to the low trading volume of the Company’s stock, and the small stockholders receive such an opportunity without incurring brokerage commissions.

The independent committee believes the offer is fair to stockholders who choose not to tender their shares because (i) large stockholders who wish to remain invested may do so; (ii) small stockholders who wish to remain invested after the reverse stock split may do so by accumulating at least 5,000 shares of common stock in a single account prior to the effective date of the stock split, and (iii) all stockholders who choose to remain invested in the Company will have a proportionately increased stake in the Company. The committee believes discounting the cash-out price from the Company’s liquidation value is fair to stockholders who choose to tender their shares and to stockholders who choose not to tender their shares because, after completion of the offer, the Company will delist and deregister our shares with the SEC and become a private Company and stockholders who choose not to tender their shares will accept the risks associated with the development of FUZE.

Based upon the aforementioned factors, the committee believes that the offer is both substantively and procedurally fair to affiliated and unaffiliated stockholders alike.

Board Analysis

Advantages of Offer

The board of directors considered a number of factors, when determining whether the offer was substantively fair and in the best interest of CallWave and all of its stockholders, including its unaffiliated stockholders, including the following:

•	The considerable costs associated with remaining a publicly traded company.

•	The board’s belief that the Company expects FUZE to become profitable more quickly if the Company goes private.

•	The board’s belief that stockholders holding sufficient shares to approve a liquidation of the Company would not vote in favor of liquidation.

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The board’s belief that the offer price of $1.15 per share represents a fair discount from the liquidation value of the company, which was determined by management in a liquidation analysis to be from $1.23 to $1.45 per share. See “Special Factors — 5. Our Plans After the Offer.” The principal reasons that the board considered this a fair discount were that (i) a liquidation analysis is only one of several alternative methods of valuing a stock, (ii) management and Seven Hills reviewed a number of valuation methodologies providing a broad range of values from the company, (iii) after reviewing all the factors the independent committee and management recommended that $1.15 was a fair price to all stockholders and the independent financial advisor, Seven Hills, provided an opinion stating that, as of the date of the opinion, a price per share of $1.15 was fair, from a financial point of view, to stockholders that tendered in the offer or hold fractional interests after the reverse split, (iv) our board did not believe that holders of a majority of our outstanding shares of stock were likely to support a liquidation, and (v) our board concluded that the FUZE product has a significant opportunity for commercial success, and wanted to offer shareholders the opportunity – by holding or accumulating enough shares to enable them to continue to hold shares after completion of the going private transaction – to share in the potential value that may be created through the exploitation of the FUZE product.

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The opinion delivered to the independent committee by Seven Hills, the independent committee’s financial advisor, that as of the date of the opinion, the consideration to be paid by CallWave to the holders of shares of our common stock who tender shares in the tender offer or who will hold only fractional share interests immediately after the reverse stock split (taken together as a whole) is fair, from a financial point of view, to such holders (other than affiliates of CallWave). The full text of this written opinion delivered to the independent committee, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached to this document as Exhibit (c)(1) and is incorporated in to this document by reference in its entirety. Holders of CallWave common stock are encouraged to read the opinion carefully in its entirety. Seven Hills’ opinion was provided to the independent committee in connection with its evaluation of the consideration proposed to be paid to its common stockholders (other than affiliates of CallWave) in the offer and the reverse stock split. It does not constitute a recommendation as to whether any stockholders of CallWave should tender in the offer or act in any way in connection with the transaction or otherwise. See “Special Factors — 4. Fairness Opinion of Financial Advisor,” beginning on page 29.

•	Our financial condition and results of operations, including our earnings per share and capital levels for the year ended June 30, 2008, and the first nine months ending March 31, 2009.

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The fact that the $1.15 per share to be paid in the offer represented a 47.4% premium over the price per share on April 24, 2009, the last trading day immediately prior to the date Seven Hills presented its fairness opinion to the independent committee, a 64.3% premium over the price per share five days prior, a 43.8% premium over the price per share 20 days prior, a 64.3% premium over the price per share two months prior, a 74.2% premium over the average price per share three months prior, and a 13.9% premium over the price per share six months prior to the opinion date. In addition, the board considered the fact that the offer price represented a 125.5% premium over the lowest closing price for our common stock during the 52 weeks preceding such date. See “Special Factors – 4. Fairness Opinion of Financial Advisor” beginning on page 29.

•	The fact that the offer is a voluntary transaction in which our stockholders may or may not participate.

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The ability of large stockholders to liquidate their holdings in CallWave and receive a premium over recent market prices at the time of approval of the cash-out price, without incurring any discounts due to the low trading volume of CallWave’s common stock.

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The ability of small stockholders to liquidate their holdings in CallWave and receive a premium over recent market prices at the time of the approval of the cash-out price, without incurring brokerage commissions and the fact that such stockholders would not have this ability if the Company were to effect a reverse stock split without first engaging in the offer.

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The fact that our stockholders would be able to participate in the offer by selling their shares or (assuming enough stockholders participated in the offer) have the opportunity to participate in any future growth following consummation of the offer.

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The fact that stockholders wishing to remain stockholders if the Company elects to seek stockholder approval of the reverse and forward stock splits may do so by accumulating at least 5,000 shares of common stock in a single account prior to the effective date of the reverse stock split.

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The fact that stockholders who are cashed out in the reverse stock split will receive at least $1.15 per pre-split share and will receive a greater value if the average closing price of the our common stock for the ten trading-day period immediately preceding the effective date of the reverse stock split is greater than $1.15.

•	The limited trading market for our common stock, including limited liquidity, relatively low prices and trading volume.

Disadvantages of Offer

The board also considered a number of negative factors that would result from the tender offer when determining whether the offer was substantively fair and in the best interest of CallWave and all of its stockholders, including its unaffiliated stockholders, including the following:

•	Cashed-out stockholders will no longer have any ownership interest in the Company and will no longer participate in our future earnings and growth.

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The reduction in the liquidity for our common stock following our delisting from NASDAQ and the termination of our Exchange Act registration and periodic reporting and the possible significant decrease in the value of the shares of common stock.

•	The reduction in publicly available information about us that will result from going private.

•	The lack of a trading market for our shares and the restricted liquidity that would result from becoming a private company.

•	We will no longer be subject to the provisions of the Sarbanes-Oxley Act, the liability provisions of the Exchange Act or the oversight of the Nasdaq Global Market.

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Our executive officers, directors and 10% stockholders will no longer be required to file reports relating to their transactions in our common stock with the SEC. In addition, our executive officers, directors and 10% stockholders will no longer be subject to the recovery of profits provision of the Exchange Act, and persons acquiring 5% of our common stock will no longer be required to report their beneficial ownership under the Exchange Act.

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A liquidation analysis prepared by our senior management determining the potential value of the Company’s assets and liabilities in the event of an orderly liquidation and concluded that the liquidation value of the Company that ranged from $1.23 a share to $1.45 per share, a price higher than the proposed tender offer. See “Special Factors — 5. Our Plans After the Offer,” beginning on page 35.

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The fact that the $1.15 per share to be paid in the offer represented a 52.1% discount to the price per share one year prior to the date Seven Hills presented its fairness opinion to the independent committee and a 59.6% discount to the highest closing price for our common stock during the 52 weeks preceding such date.

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The reduction in our cash balance to pay the cashed-out stockholders for their shares, which, assuming holders of 50% of our outstanding shares, or 10,587,986 shares, are tendered in the offer at a price of $1.15 per share, will be $12,176,183, along with expected that our fees and expenses for the offer will be approximately $566,000. As a result, immediately after the tender offer we will have substantially less cash on hand than we would have if the tender offer did not occur.

•	Under Delaware law, our certificate of incorporation and our bylaws, no appraisal or dissenters’ rights are available to our stockholders who do not tender their shares.

Alternatives

The board considered whether to pursue a sale or liquidation of the Company. However, the board determined that it was unlikely that stockholders holding sufficient shares to approve a liquidation would actually vote for liquidation. As noted above, the board concluded that (i) an acquirer is unlikely to assign significantly greater value to the Company than is being assigned to it by the public capital market, and (ii) there would be opposition to a sale or liquidation from holders of a substantial number of outstanding shares, and in any event going private likely would enable the Company to produce for ongoing stockholders a better return than would be provided if the Company merely were sold or liquidated. Moreover, the percentage difference between the $1.15 per share being offered in the tender offer, and the average trading range of the Company’s stock, is at least as large as any reasonable market premium that an acquiror might be expected to pay, absent unusual circumstances, in any acquisition of a publicly traded company.

The board did not consider purchase prices paid in prior stock repurchases as we did not repurchase any stock in the past two (2) years. The board did not consider any of the following as there were no firm offers for (a) the merger or consolidation of the Company with or into another company or vice versa; (b) the sale or other transfer of all or any substantial part of the assets of the Company; or (c) a third party purchase of our securities that would enable the holder to exercise control of the Company.

The board considered whether to pursue a sale of all or substantially all of the Company’s assets. However, the board determined that (i) there was substantial doubt that there would be sufficient stockholder support for such a sale, and (ii) in any such sale, it would be unlikely that the Company would realize an appropriate value for its assets by reason of general economic and market conditions and the early-development stage of the Company’s FUZE product.

The board considered a going private transaction effected solely by a reverse stock split. However, the board rejected this form of going private transaction without a preceding voluntary tender offer because while it would provide our smaller stockholders an opportunity to liquidate their shares, it would not provide the same opportunity to our larger stockholders owning shares in excess of the selected reverse stock split ratio.

The board considered and rejected a cash-out merger because there was no proposal to force all unaffiliated stockholders to sell all of their shares. Rather, the board’s objective was to provide the maximum opportunity for all stockholders, large and small, to elect to either (i) sell their shares at a premium to market, or (ii) remain stockholders of the Company after the closing of the going private transaction.

The board considered and rejected an issuer repurchase program because such a program would be purely voluntary, and it would be an inefficient technique for accomplishing the goal of permitting stockholders who want to sell their shares of common stock to sell such shares at a price that would not be adversely affected by the repurchase of shares in the market, and also would not necessarily be accompanied by the procedural safeguards and extensive disclosures associated with a going private transaction.

In their evaluation of the fairness of the offer, the board did not consider a net book value valuation. The $1.15 per share to be paid in the offer represented a 52% discount to the $2.39 net book value per share of common stock as of March 31, 2009. The board did not consider a net book value an appropriate indicator of the fair market value of the Company, as net book value is based upon historical costs of certain assets reduced by liabilities, is generally not useful as an approximation of a Company’s value, has never been a factor in the trading prices of our common stock. The fact that net book value per share represents a premium of 38% over the best case liquidation value estimated by Company of $1.48 per share underscores the fact that net book value per share is not a reliable measure of a fair price.

In the board’s evaluation of the fairness of the offer, the board did not consider a going concern valuation. The reason for this is that it is expected that the Company had enough cash on hand sufficient to fund operations for at least the next 12 months.

The board considered each of these factors and others in its evaluation.

In view of the wide variety of factors considered in connection with its evaluation of the offer, each of the board of directors and the independent committee has found it impractical to, and therefore has not, quantified or otherwise attempted to assign relative weights to the specific factors considered in reaching a decision to approve the offer.

Conclusions of Board of Directors

The board of directors approved the offer at a special meeting of the board of directors on May 4, 2009. The independent committee, which is comprised of a majority of the board of directors and is comprised entirely of independent directors, approved the offer.

The offer does not require the approval of a majority of unaffiliated stockholders. Despite the fact that the offer is not structured to require the approval of the unaffiliated stockholders, we believe that the offer is procedurally fair and substantively fair with respect to the price offered. We base these beliefs on the unanimous approval of the offer by all of our non-employee directors and on the following factors:

•	stockholders are not compelled to tender;

•	stockholders are provided with full disclosure of the terms and conditions of the offer;

•	stockholders are afforded sufficient time to consider the offer,

•	the offer provides liquidity and price support for stock trades that, due to the limited trading volume of our common stock, would not have existed otherwise, and

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the offer affords stockholders time in which to acquire enough shares of common stock so that their holdings at the time of the potential reverse stock split would exceed 5,000 shares in a single account, enabling them to remain stockholders of the Company after the forward and reverse stock splits.

No unaffiliated representative acting solely on behalf of our unaffiliated stockholders for the purpose of negotiating the terms of the offer or preparing a report covering the fairness of the offer was retained by the Company, nor were special provisions made to grant unaffiliated stockholders access to our corporate files or to obtain counsel or appraisal services. The board of directors established the independent committee to consider possible alternatives to the offer, the related advantages and disadvantages to the Company and its stockholders of each of those alternatives, the fairness of the price to be paid to stockholders tendering their shares of common stock, and to make a recommendation to the full board of directors concerning the advisability of the alternatives considered. The board of directors believes that the independent committee was sufficient to protect the interests of unaffiliated stockholders. Although there was no third party that acted independently on behalf of the unaffiliated stockholders, the independent committee served to protect unaffiliated stockholders by making a recommendation regarding the offer that the independent committee deemed fair to the unaffiliated stockholders.

The board believes that the offer is fair and in the best interests of all stockholders, including stockholders who accept the offer and stockholders who do not accept the offer and remain invested in the Company because the offer is a voluntary transaction in which every stockholder may choose to participate.

The board believes the offer is fair to stockholders who choose to tender because the structure of the transaction, a tender offer followed by reverse and forward stock splits, provides large stockholders and small stockholders with the opportunity to liquidate their holdings in the Company and receive a premium over recent market prices at the time of the approval of the cash-out price. The large stockholders receive such an opportunity without incurring any discounts due to the low trading volume of the Company’s stock, and the small stockholders receive such an opportunity without incurring brokerage commissions.

The board believes the offer is fair to stockholders who choose not to tender their shares because (i) large stockholders who wish to remain invested may do so; (ii) small stockholders who wish to remain invested after the reverse stock split may do so by accumulating at least 5,000 shares of common stock in a single account prior to the effective date of the stock split, and (iii) all stockholders who choose to remain invested in the Company will have a proportionately increased stake in the Company.

The board believes the potential for an increase in value that may occur to our shares of common stock if the FUZE product is successful after completion of the going private transaction is balanced by the loss in liquidity and lack of reporting and available information about the Company after the going private transaction.

The board of directors has based its fairness determination in part on the analysis of factors undertaken by the independent committee and Seven Hills, and expressly adopts the independent committee’s and Seven Hills’ analysis and discussion as its own. See “Independent Committee Analysis” above, and “Special Factors – 4. Fairness Opinion of Financial Advisor” beginning on page 28. Based upon the aforementioned factors, the board believes that the offer is both substantively and procedurally fair to affiliated and unaffiliated stockholders alike. See “Special Factors — 5. Our Plan After the Offer,” beginning on page 35, and “ Special Factors — 6. Effects of the Offer,” beginning on page 52, for a detailed discussion of the consequences that result from remaining a continuing stockholder of the Company. See also “The Offer — 1. Price,” beginning on page 62.

4. Fairness Opinion of Financial Advisor

Pursuant to a letter agreement dated March 12, 2009, CallWave engaged Seven Hills to act as financial advisor to the independent committee in connection with its consideration of the tender offer and the reverse stock split. CallWave selected Seven Hills based on its experience, expertise and reputation. Seven Hills provides financial advisory services to public and private companies and in this capacity is continually engaged in performing financial analyses with respect to businesses and their securities in connection with strategic transactions and corporate purposes.

At a meeting of the independent committee on April 26, 2009, Seven Hills delivered to the independent committee its financial analysis related to the consideration proposed to be paid by the Company in the tender offer and the reverse split. On April 27, 2009 Seven Hills delivered its written opinion that, as of the date and based upon the assumptions made, matters considered and limits of review set forth in Seven Hills’ written opinion, the consideration proposed to be paid by the Company to the holders of shares who tender shares in the tender offer or who will only hold fractional interests in common stock immediately after the reverse stock split (taken together as a whole) is fair, from a financial point of view, to such holders (other than affiliates of the Company). The full text of Seven Hills’ written opinion, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Seven Hills in delivering its opinion, is attached as Exhibit (c)(1) hereto. The opinion should be read carefully and in its entirety. The following description of Seven Hills’ opinion is only a summary of the written opinion and is qualified in its entirety by reference to the full text of such opinion.

Seven Hills’ opinion was prepared for the information and use of, and addressed to, the independent committee in connection with its consideration of the tender offer and the reverse stock split (together, the “Transaction”). Seven Hills’ opinion addresses only the fairness, from a financial point of view, as of the date of the opinion, to the holders of shares of common stock of the Company who tender shares of common stock of the Company in the tender offer or who will hold only fractional interests immediately after the reverse stock split (other than affiliates of the Company) of the consideration proposed to be paid to such holders in the Transaction. It does not address the fairness of the consideration to any other holders or to any other party or the fairness of any other aspect of the Transaction, nor does it constitute a recommendation to any stockholder or any other person as to how such person should act with respect to the Transaction or otherwise (including, without limitation, whether or not to tender shares of common stock in the Company in connection with the tender offer).

Seven Hills’ opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to CallWave, nor does it address the underlying business decision of CallWave to proceed with the Transaction. Seven Hills’ opinion should not be viewed as determinative of the views of CallWave, the CallWave board of directors or the independent committee with respect to the Transaction. The Transaction consideration was determined through negotiations by the independent committee and not pursuant to recommendations of Seven Hills. It should be noted that in the context of this engagement by CallWave, Seven Hills was not authorized to, and did not, investigate any alternative transactions that may be available to CallWave.

In connection with its opinion, Seven Hills reviewed and considered, among other things:

•

a draft dated April 24, 2009 of the Offer to Purchase prepared by the Company in connection with the Tender Offer, together with a draft dated the same date of the Schedule TO prepared by the Company (collectively, the “tender offer documents”);

•

certain publicly available financial and other information for the Company, including Annual Reports on Form 10-K for the fiscal year ended June 30, 2008 and Quarterly Reports on Form 10-Q for the quarter ended December 31, 2008;

•

certain financial and operating information with respect to the business, operations and prospects of the Company furnished to Seven Hills by the Company, including financial projections through fiscal year 2014 prepared by the management of the Company, attached to the Offer to Purchase as Exhibit (c)(2);

•

discussions Seven Hills had with certain members of the Company management concerning the historical and current business operations and strategy, financial conditions and prospects of the Company and such other matters Seven Hills deemed relevant;

•

a liquidation analysis for the Company prepared by the management of the Company, and discussions Seven Hills had with certain members of the Company management concerning the Company’s assets and liabilities and the potential value of those assets and liabilities in the event of an orderly liquidation. See “Special Factors — 5. Our Plans After the Offer,” beginning on page 35;

•

certain operating results, the reported price and trading histories of the shares of common stock of the Company, and operating results, the reported price and trading histories of certain publicly traded companies Seven Hills deemed relevant;

•	certain financial terms of the Transaction as compared to the financial terms of certain selected business combinations Seven Hills deemed relevant;

•	discussions with the senior management of the Company and their strategic and financial rationale for the Transaction; and

•	such other information, financial studies, analyses and investigations and such other factors that Seven Hills deemed relevant for the purposes of this opinion.

In conducting its review and arriving at its opinion, Seven Hills has, with the independent committee’s consent, assumed and relied, without independent investigation, upon the accuracy and completeness of all financial, accounting, and other information provided to it or otherwise made available by the Company or which is publicly available. Seven Hills has not assumed any responsibility for the accuracy or completeness, or independently verified, any such information. In addition, Seven Hills has not conducted, nor has it assumed any obligation to conduct, any physical inspection of the properties or facilities of the Company. Seven Hills has further relied upon the assurance of management of the Company that they are unaware of any facts that would make the information provided to it incomplete or misleading in any respect. Seven Hills has, with the independent committee’s consent, assumed that the financial projections which it examined were reasonably prepared by the management of the Company on bases reflecting the best currently available estimates and good faith judgments of such management as to the future performance of the Company. Seven Hills has, with the independent committee’s consent, also assumed that the liquidation values of the assets and liabilities of the Company determined by the management of the Company are reasonable. Seven Hills has also assumed that in the course of obtaining the necessary approvals, consents and releases for the Transaction, no modification, delay, restriction or condition will be imposed that will have a material adverse effect on the Transaction and that the Transaction will be consummated in accordance with applicable laws and regulations and as described in the tender offer documents, without delay, waiver, amendment or modification of any material term, condition or agreement.

Seven Hills has assumed, with the independent committee’s consent, that there are no legal issues with regard to the Company or the Transaction that would affect its opinion, and has relied on this assumption without undertaking any independent investigation or inquiry. Seven Hills provided no legal advice to any person in connection with the Transaction. Seven Hills’ opinion is necessarily based upon economic and market conditions and other circumstances as they existed as of the date of the opinion. It should be understood that although subsequent developments may affect its opinion, Seven Hills does not have any obligation to update, revise or reaffirm its opinion and it expressly disclaims any responsibility to do so. Seven Hills was not asked to and has not evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Seven Hills was not authorized or asked to seek or advise the independent committee on any alternatives to the Transaction, and was not authorized or asked to seek any offers for CallWave or its assets. Seven Hills’ opinion does not address the relative merits of the Transaction as compared to other business strategies that might be available to CallWave, nor does it address the underlying business decision of CallWave to proceed with the Transaction. Without limiting the generality of the foregoing, Seven Hills has assumed, at the instruction of the independent committee, that CallWave will not be liquidated and will not dividend or distribute cash to the holders of the Shares. Seven Hills expresses no view as to the federal, state or local tax consequences of the Transaction. Seven Hills is not expressing any opinion as to the prices at which the Shares will trade at any time. Seven Hills has not been requested to opine as to, and its opinion does not in any manner address, the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or class of such persons, relative to the compensation to the public stockholders of the Company.

The following represents a summary of the material financial analyses employed by Seven Hills in connection with providing its opinion to the independent committee. This summary is not intended to be an exhaustive description of the analyses performed by Seven Hills but includes all material analyses and factors considered by Seven Hills in rendering its opinion. Seven Hills drew no specific conclusions from any individual analysis, but factored its observations from all of these analyses into its assessment of the Transaction. Some of the summaries of financial analyses performed by Seven Hills include information presented in tabular format. In order to fully understand the financial analyses performed by Seven Hills, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth in the tables without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by Seven Hills.

Trading Statistics. Seven Hills, based on publicly available information, calculated the premium of the consideration proposed to be paid by the Company to the holders of the shares who tender shares in the tender offer or who will hold only fractional interests immediately after the reverse stock split over the one-day prior, five-days prior, twenty-days prior, two-month prior, three-month prior, six-month prior, one-year prior, 52-week high, and 52-week low share prices of CallWave’s closing stock price on April 24, 2009:

Trading Period	Price	Premium
April 24, 2009	$0.78	47.4%
5-Days	$0.70	64.3%
20-Days	$0.80	43.8%
2-Month	$0.70	64.3%
3-Month	$0.66	74.2%
6-Month	$1.01	13.9%
1-Year	$2.40	(52.1)%
52-Week High	$2.85	(59.6)%
52-Week Low	$0.51	125.5%

Seven Hills considered all of the above ranges, but did not assign a specific weight to the trading statistics from any particular trading period.

Selected Public Company Analysis. Seven Hills compared selected financial information, ratios and public market multiples for CallWave to the corresponding data for the following nine publicly-traded application software and telecommunications equipment companies traded on major US exchanges with equity values less than $40 million as of the date of Seven Hills’ opinion, negative earnings before interest and taxes, and declining year-over-year revenue, referred to as the “Selected Public Companies”:

•	Astea International Inc.

•	Ditech Networks, Inc.

•	EF Johnson Technologies, Inc.

•	Forgent Networks, Inc.

•	Ninetowns Internet Technology Group Company Limited

•	Peerless Systems Corporation

•	Veraz Networks, Inc.

•	Voxware, Inc.

•	Westell Technologies, Inc.

Although the Selected Public Companies were used for comparison purposes, none of the companies are directly comparable to CallWave, and they may significantly differ from CallWave based on, among other things, the size of the companies, the geographic coverage of the companies’ operations and the particular business segments in which the companies focus. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the Selected Public Companies and other factors that could affect the public trading value of the Selected Public Companies.

Seven Hills reviewed, among other information, multiples of enterprise value, referred to as “EV”, and share price values for the Selected Public Companies as of April 24, 2009. Seven Hills defined EV as equity value (defined as fully diluted shares outstanding (treasury method) multiplied by stock price) plus debt less cash and cash equivalents. Selected financial information and public market values for the Selected Public Companies are set forth in the table below:

	Equity Value	Enterprise Value	LTM Rev.	LQA Rev.	LTM EBIT
Ninetowns Internet Technology Group Company Limited	$36.0	($55.1)	$15.9	$14.9	($16.5)
Peerless Systems Corporation	31.6	(17.2)	17.5	6.5	(4.3)
Veraz Networks, Inc.	30.9	(5.1)	93.5	105.4	(20.4)
Westell Technologies, Inc.	26.9	(16.8)	166.3	153.2	(19.0)
Ditech Networks, Inc.	24.9	(16.0)	21.3	19.6	(26.8)
EF Johnson Technologies, Inc.	18.2	19.9	126.3	101.3	(1.5)
Voxware, Inc.	9.8	7.8	19.2	13.8	(3.4)
Astea International Inc.	7.4	4.3	23.9	23.6	(3.2)
Forgent Networks, Inc.	4.7	(4.4)	10.8	9.7	(6.5)

EV was compared to:

•	last twelve months revenue, referred to as EV/LTM revenue;

•	last quarter annualized revenue, referred to as EV/LQA revenue;

Multiples of EV to LTM revenue and LQA revenue for the Selected Public Companies are set forth in the table below:

Enterprise Value /
	LTM Rev.	LQA Rev.
Ninetowns Internet Technology Group Company Limited	NMF	NMF
Peerless Systems Corporation	NMF	NMF
Veraz Networks, Inc.	NMF	NMF
Westell Technologies, Inc.	NMF	NMF
Ditech Networks, Inc.	NMF	NMF
EF Johnson Technologies, Inc.	0.16x	0.20x
Voxware, Inc.	0.40x	0.56x
Astea International Inc.	0.18x	0.18x
Forgent Networks, Inc.	NMF	NMF

The results of Seven Hills’ review are summarized in the table below:

Selected Public Companies
Low – Median – Mean - High
EV/LTM Revenue	NMF – NMF – NMF – 0.40x
EV/LQA Revenue	NMF – NMF – NMF – 0.56x

Note: “NMF” indicates the imputed value is negative or not meaningful.

These multiples, when applied to CallWave’s applicable operating results, imply the following per share values for CallWave common stock:

	Low – Median – Mean - High
EV/LTM Revenue	NMF - NMF - NMF - $	2.01
EV/LQA Revenue	NMF - NMF - NMF - $	2.09

Seven Hills noted that meaningful low, median, and mean per share values for Callwave’s common stock could not be implied by this analysis because the low, median, and mean multiples of enterprise values for the Selected Public Companies upon which they would be based are negative, which occurs when the equity value plus debt less cash and cash equivalents is negative. On a per share basis, this result occurs when the net cash per share exceeds the per share price.

Information for the Selected Public Companies was based on publicly available SEC filings, selected press releases and other publicly available data.

Premiums Paid Analysis. Seven Hills reviewed purchase price per share premiums paid or to be paid in block acquisitions of 5% to 90% of the outstanding shares of US-based technology companies on major stock exchanges announced from January 1, 2007 through April 24, 2009, with implied equity values from $20 million to $500 million, referred to as the Selected Transactions:

	Target	Premium (%) to Stock Price
Acquiror		1-Day Prior	5-Days Prior	20-Days Prior
American Software, Inc.	Logility, Inc	2.0%	8.7%	18.6%
Kudelski SA	OpenTV Corp.	35.0%	29.8%	8.0%
Zones Acquisitions Corp.	Zones, Inc	28.7%	(7.5%)	(8.1%)
Infogrames Entertainment S.A.	Atari, Inc.	0.0%	1.2%	22.6%
Pirelli & C. SpA	Avanex Corporation	1.1%	3.6%	(1.8%)
Blum Strategic Partners, L.P. & Thayer/Hidden Creek Partners, L.L.C.	Suntron Corporation	(5.0%)	6.5%	2.7%
American International Industries, Inc.	O.I. Corporation	(1.8%)	3.1%	(3.8%)
Applied Digital Solutions, Inc.	Digital Angel Corporation	22.1%	22.1%	5.5%
Oplink Communications, Inc.	Optical Communication Products, Inc.	19.6%	18.7%	21.3%
Oplink Communications, Inc.	Optical Communication Products, Inc.	8.7%	7.9%	10.3%

For the Selected Transactions, there are set forth in the following table are the ranges of premiums to the targets’ closing stock prices on dates for periods prior to the announcement of the applicable transaction:

Premium (%) to Stock Price
Low - Median - Mean - High
One Day Prior to Announcement	(5.0%) - 5.3% - 11.0% - 35.0%
Five Days Prior to Announcement	(7.5%) - 7.2% - 9.4% - 29.8%
Twenty Days Prior to Announcement	(8.1%) - 6.7% - 7.5% -22.6%

These premiums, when applied to CallWave’s closing stock price on April 24, 2009 imply the following per share values for CallWave’s common stock:

Low - Median - Mean - High
One Day Prior to Announcement	$0.74 - $0.82 - $0.87 - $1.05
Five Days Prior to Announcement	$0.72 - $0.84 - $0.85 - $1.01
Twenty Days Prior to Announcement	$0.72 - $0.83 - $0.84 - $0.96

Premiums for the Selected Transactions were based on relevant SEC filings, selected press releases and other publicly available data.

Although the Selected Transactions were used for comparison purposes, none of those transactions is directly comparable to the Transaction, and none of the companies in those transactions has financial or operating profiles that are directly comparable to the Company. Accordingly, an analysis of the results of such a comparison is not purely mathematical, but instead involves complex considerations and judgments concerning differences in historical and projected financial and operating characteristics of the companies involved and other factors that could affect the acquisition value of the Selected Companies.

The foregoing description is only a summary of the analyses and examinations that Seven Hills deems material to its opinion. It is not a comprehensive description of all analyses and examinations actually conducted by Seven Hills. The preparation of a fairness opinion is a complex process that involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analyses and the application of these methods to the particular circumstances and, therefore such an opinion is not readily susceptible to partial analysis or summary description. Seven Hills believes that its analyses and the summary set forth above must be considered as a whole and that selecting portions of its analyses and of the factors considered, without considering all analyses and factors, would create an incomplete view of the process underlying the analyses set forth in its presentation to the independent committee. In addition, Seven Hills may have given some analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Seven Hills with respect to the actual value of the shares of CallWave common stock that may be tendered in the tender offer or of any fractional interests in CallWave common stock remaining after the reverse stock split.

In performing its analyses, Seven Hills made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of CallWave. The analyses performed by Seven Hills are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by these analyses. These analyses were prepared solely as part of the analysis performed by Seven Hills with respect to the fairness, from a financial point of view, as of the date of the opinion, to the holders of shares of common stock of the Company who tender shares of common stock of the Company in the tender offer or who will hold only fractional interests immediately after the reverse stock split (other than affiliates of the Company) of the consideration proposed to be paid in the Transaction to such holders, and were provided to the independent committee in connection with its evaluation of the Transaction. In addition, analyses relating to the value of businesses do not purport to be appraisals or to reflect the prices at which businesses or securities may actually be sold. Accordingly, such analyses and estimates are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors. Seven Hills’ opinion and presentation was only one of the factors that the independent committee took into consideration in making its determination to approve the Transaction.

When the independent committee resumed its engagement of Seven Hills in April 2009, CallWave paid a retainer fee of $75,000, which fee was credited against the subsequent fairness opinion fee. CallWave has paid Seven Hills a fee of $250,000 in connection with the delivery of the opinion summarized above, and has been paying Seven Hills a monthly advisory fee of $25,000 in connection with providing financial advice to the independent committee with respect to the Transaction. The independent committee was aware of this fee structure and took it into account in considering Seven Hills’ opinion and in approving the Transaction. CallWave has also agreed to reimburse Seven Hills for its out-of-pocket expenses and to indemnify Seven Hills, its affiliates, and its respective partners, directors, officers, agents, consultants, employees and controlling persons against specific liabilities, including liabilities under the federal securities laws. Seven Hills has not otherwise had a material relationship with, nor otherwise received fees from, the Company during the two years preceding the date of its opinion.

Seven Hills may perform investment banking and financial services for the Company and its affiliates in the future and, in such case, expects to receive customary fees for such services.

5. Our Plans After the Offer.

It is expected that following the offer, our business and operations will be continued substantially as they are currently being conducted by management.

Our Business

Unified communications represents the power of software to deliver complete communications by integrating voice, messaging and video across applications and devices that people use every day, including landline and mobile telephone applications such as voice mail, phone calls, messaging and conferencing, and computer applications such as document creation, email and collaboration capabilities.

The convergence of available international bandwidth and Internet technology along with software solutions that bridge the gap between telephony and computing have created an opportunity for unified communications. Disintermediation of wireless and landline carrier operators via internet technology, software applications and available bandwidth is breaking down the regional barriers that historically defined traditional telecommunications. Many pioneers of the telecommunications and software industries believe that software will ultimately control telephony. Industry experts believe the transition from traditional telecommunications to software-based telecommunications represents a global unified communications market opportunity of $40 to $50 billion.

CallWave is addressing the global collaboration and conferencing segment of the unified communications market. Based on historical data and growth trends research firms, Gartner Inc. and IDC estimate the collaboration and conferencing market will reach $4.8 billion globally and $3.4 billion in the U.S. in 2009, with global growth to $5.8 billion in 2012.

A number of macro-economic forces are driving growth in the online collaboration and conferencing market. Work groups and corporate organizational structures are being redesigned and formed around telecommuting and online collaboration. Companies are changing organizational structures and supporting new workforce behavior in addressing these forces:

•

Globalization requires competitive companies and their employees to speak and collaborate with partners and customers anywhere around the globe as effectively as they do with parties that are physically located in the building down the street.

•

The stagnant U.S. and global economic conditions have necessitated corporate expense reductions, including reductions in travel and telecommunication expenses. Mobile professionals and enterprises are moving away from airplanes as a means of attending routine meetings, and are increasing investments in collaboration and conferencing technologies to meet corporate objectives more efficiently and cost effectively.

•	Environmentalism is on the rise and, increasingly, the public considers corporate responsibility as fundamental to enterprise success.

•

Young “knowledge workers” who are predisposed to evolving technologies are entering the workforce. This cohort of workers is typically equipped with mobile-centric backgrounds accustomed to using real-time messaging and communication solutions such as instant messaging in lieu of email.

•

Expanding mobile workforces requires the expansion of non-traditional work environments. Collaboration solutions make it easier to work effectively and collaborate from any location, reducing the need to be in the office.

•	State legislative initiatives are being introduced to reduce congested freeways and dependency on energy.

Company Overview

CallWave’s plan is to become a successful provider of Internet and mobile-based solutions for the collaboration and conferencing segment of the unified communications market using the power of software to streamline communications between mobile, landline and VOIP phone systems.

FUZE is CallWave’s browser-based solution that leverages components of the Company’s telephony foundation and enables cross-platform collaboration and conferencing with unique features including high-resolution visuals, high-definition, synchronized video and integrated audio and synchronized video and imagery between browsers anywhere in the world. The target customers for FUZE are enterprises as well as prosumers and mobile professionals.

CallWave’s FUZE solution enables interoperability between computers, telephones and mobile devices. The result will allow today’s professional to communicate, collaborate and conference from anywhere and from most popular devices. CallWave is focusing its future business operations on the FUZE product. Our WebMessenger software will be embedded in FUZE and used to support certain aspects of the FUZE product, but will not be marketed or supported as a separate, stand-alone product.

Today there are more than 4 billion mobile subscribers worldwide. About 25% of these are business professionals and about 10% of the worldwide mobile workforce use their mobile device to dial-in to conferences every day. According to a recent survey, the virtualization of the U.S. workforce has grown by more than 800% in the last five years. CallWave believes that mobility is the key to collaboration and this is reflected in the Company’s product development strategy.

CallWave plans to offer several pricing packages and tiers that are designed to drive recurring, predictable and scalable economics via subscription-based pricing and traditional software licensing and maintenance agreements. Subscription-based pricing is an accepted form of pricing for SaaS solutions for small, medium and enterprise business, as well as the small office and home office (SoHo) markets. With larger enterprise customers, CallWave plans to offer both subscription-based pricing and software licensing to further align its product offerings with traditional software-based buying disciplines and budgets.

CallWave’s products will be distributed through online, web marketing sales and co-marketing partnerships. FUZE is designed to be a multi-year lifecycle product. As CallWave plans to grow its user-base, the Company will continue to develop enhanced versions and features of this product and cross-sell other future complementary products that may add to its portfolio.

A portion of CallWave’s historical business was a virtual fax product. On February 23, 2009, CallWave announced the sale of its virtual fax subscriber base and related intellectual property to j2 Global Communications, Inc. These legacy assets were sold for $12 million in cash with 10% of the purchase price, $1.2 million, held in escrow to secure the Company’s representations and warranties.

CallWave still retains its historical direct-to-consumer dial-up business with an Internet voicemail application that ensures subscribers won’t miss calls while on line with their dial-up connection. The customer base for these legacy products has been declining, and CallWave does not plan to invest additional resources in its legacy business. However, CallWave views its legacy business as an asset that allows the Company to test new products and feature sets and importantly provides significant free cash flow that can be invested in its unified communications products. CallWave expects that over time sales of its new products will mitigate the impact of declining revenue from its legacy business.

CallWave also owns Liberty Telecom, a competitive local exchange carrier (CLEC), which provides the Company with proprietary call routing and switching technology. Liberty Telecom connects forwarded and redirected calls in the U.S. directly with other carriers enabling CallWave to provide services with reduced access charges. End users also gain seamless access to applications such as mobile call screening/call transfer and visual voicemail, without requiring subscribers to switch phone numbers or buy new equipment.

Our Strategy

CallWave’s business objective is to become a leading provider of collaboration software solutions to enterprises, prosumers and mobile professionals with differentiated technologies and features that address the high-growth collaboration and conferencing segment of the unified communications market. We plan to achieve this objective through the following strategies:

•

Leverage CallWave’s FUZE collaboration and conferencing platform. The Company’s FUZE product offers differentiated features and addresses major development hurdles in the collaboration and conferencing market including providing platform agnostic mobile collaboration capabilities across popular smart phone devices, high-def audio, and video and document sharing. With this first mover advantage, CallWave believes it is well positioned to become a leader in the collaboration and conferencing market.

•

Extend FUZE to mobile devices — smartphones and business users. Integrating our WebMessenger presence-based technology with FUZE allows CallWave to offer FUZE to mobile devices. FUZE delivers the unique capability to extend FUZE collaboration applications globally, securely and across platforms to mobile devices without downloading any software. FUZE is designed to work through any screen or “pane of glass” that is capable of an IP connection, which means FUZE will be able to operate on most end-point devices including set-top boxes, gaming consoles, and other platforms that are being developed and will be brought to market. CallWave plans to leverage FUZE’s unique transport protocols to achieve mobile device extensibility, technology independence and platform-agnostic qualities.

•

Establish global footprint through FUZE rollout. CallWave’s FUZE product line addresses growing global trends in collaboration and conferencing. With the only collaboration and conferencing solutions that extend platform-agnostic, RSA-encrypted, enterprise class applications to the mobile phone, CallWave’s product is designed to meet global demand.

•

Make strategic acquisitions that accelerate, enhance and/or defend CallWave’s leadership position. CallWave’s acquisition strategy is opportunistic and based on three criteria. The Company evaluates acquisition opportunities that it believes will generate additional subscribers or customers, provide unique technologies or capabilities, or help accelerate the Company’s revenues and earnings growth.

•

Invest in future growth and current trends while controlling operating expense. In conjunction with its new product launches and to remain at the forefront of evolving technology, the Company expects to continue to invest in online sales and marketing, and research and development in fiscal 2009 and fiscal 2010. CallWave also operates world-class software teams in Silicon Valley, California and Sofia, Bulgaria.

•

Scale technology using cloud computing and virtualization. CallWave plans to use cloud computing to scale its business without incurring traditional costs that are associated with growth of operations. Cloud computing and virtualization provide computer networking and storage services for business customers. It can also eliminate a company’s need for its own data center and allows business to pay for bandwidth on an on-demand basis.

Competition

The market for our products and services is increasingly competitive, evolving rapidly and is subject to shifting customer needs and frequent introduction of new products and services. Our current and potential competitors approach the market from different areas of expertise and vary in size and scope with respect to the products and services that they offer or may offer in the future.

Within our legacy product lines we face competition from providers of enhanced services and products, such as answering machines, voicemail, Internet call waiting, and virtual telephone numbers for fax or voice communications. The companies that compete in these areas include Avaya, AOL, Protus IP Solutions, Ring Central, and j2 Global Communications, or j2. For example, Avaya enables telecommunications service providers to offer voice messaging enhanced services to their customers.

j2 offers fax services that provide users local fax and voicemail numbers, and the ability to send faxes from the user’s computer desktop as well as to receive faxes as email attachments, optical character recognition of incoming faxes, and the ability to listen to voicemail. Those services compete with our enhanced service offerings. While we used to directly compete in this market, we announced the sale of our virtual fax subscriber base and related intellectual property assets to j2 in February 23, 2009, for $12 million cash, subject to an escrow holdback of $1.2 million to secure our representations and warranties.

Within our legacy product lines we face competition from Internet service providers such as AOL, Google, MSN, AT&T WorldNet, and United Online, which are increasingly integrating enhanced functionalities with their basic services. AOL offers an enhanced communication application that includes such services as caller ID, caller name and location, incoming call management technology, telemarketer blocking, ability to listen to messages while online, call log of missed calls while online, ability to answer calls while user is online and voicemail for unanswered incoming phone calls. AOL markets its service offerings primarily to customers that already subscribe to AOL’s Internet access services, though its service offerings also are available to non-AOL users.

Within our legacy product lines we face competition from telephone service providers such as the regional Bell operating companies and cable access providers. These competitors are increasingly integrating enhanced functionalities with their basic services. For example, BellSouth offers an Internet call waiting service that competes with our service offerings. The product includes caller ID, caller name, incoming call management technology and voicemail for unanswered incoming phone calls. BellSouth markets its product primarily to its residential telephone user base, though its service is not presently available in all BellSouth service areas.

Further, within our legacy base we face competition from primary line displacement vendors which are competing with telephone service providers. These competitors include Vonage, AT&T CallVantage, 8X8, and Net2Phone, and offer enhanced services with their basic telephone services. For example, Vonage offers local and long-distance telephone services for consumers and small businesses. Each of these plans includes features such as voice mail, caller ID, caller name, call waiting, call forwarding, and three-way calling. Vonage also offers other options at an additional cost, including a dedicated fax line and additional phone numbers. These services are marketed to users with high-speed Internet access and compete directly with our service offerings to those same users.

We compete with all of the above companies for a share of the monthly telecommunications and information services spending of our target market. Historically, we have differentiated ourselves by offering services that are independent of the underlying network infrastructure and, hence, enabling subscribers’ access to enhanced communication services without changing their service providers, phone number, or purchasing new equipment. However, as we have indicated in our strategy section, the customer base for our legacy products has been declining. At this time we do not plan to invest additional resources in our legacy business. However, we do expect to maintain the legacy infrastructure and limited advertising to drive profitable new subscribers to our legacy businesses. We view the legacy business as a core asset that allows the Company to test new products and feature sets and importantly provide significant free cash flow that can be invested in our new line of unified communications products. We expect that over time sales of our new products will mitigate the impact of declining revenue from our legacy business.

We introduced our new FUZE and WebMessenger platforms at the Web 2.0 and Interop conferences in New York that were held on September 17, 2008. This market is intensely competitive, subject to rapid change and is significantly affected by new product and service introductions and other market activities of industry participants. This market is also currently dominated by companies that are significantly larger than us and have greater capital resources. Although we believe we are launching new and innovative technologies there is no guarantee that we will be successful with the launch of our new platforms within the web conferencing, collaboration and messaging space. Although we have significant resources, if we are not successful with our new product launches we might not have enough time to launch a new strategy and might be forced to sell the company for its technology and remaining capital. Although our new products do not currently compete against any one entity with respect to all aspects of our services, we do compete with various companies with respect to specific elements of our collaboration and mobile services. For example, we compete with providers of traditional communications technologies such as teleconferencing and videoconferencing, application software and tools companies including online application services providers, and web conferencing products and services such as Adobe Systems, WebEx (a division of Cisco Systems), Citrix Systems, Genesys S.A., IBM, Microsoft, Netviewer, NTR Global, and Saba. While there are established players in this market there are new entrants coming into this space at a rapid pace. Some of the recent new companies that offer some of the same functionality as we do include Yugma, DimDim and Jabber.

Competition from Microsoft for the collaboration software and services markets may adversely affect us as we launch our new product set and try to gain market share in this space. Microsoft has a product offering which is competitive with ours and which is called Microsoft Office Live Meeting. Microsoft also has an offering called Office Live, which consists of a set of Internet-based software services. Microsoft’s new operating system, Windows Vista, includes a real-time web meeting feature, for up to ten persons, and related collaboration functionalities such as document sharing. Microsoft’s investment of development and marketing resources in products or services that compete directly with us and Microsoft’s integration of competitive technologies acquired from other companies may have an adverse impact on our business. More generally, Microsoft may attempt to leverage its dominant market position in the operating system, productivity application or browser markets, through technical integration or bundled offerings, to expand further its presence in these web collaboration markets. This expanded Microsoft presence in web collaboration markets could make it difficult for other vendors of web collaboration products and services, such as CallWave, to compete.

In addition, some competitors offer web collaboration products and services targeted at customers who are more price-conscious and are less concerned about functionality, scalability, mobile phone applications, integration and security features. Such offerings may make it difficult for us to compete in this segment of the market. Finally, some of our competitors such as IBM and Cisco offer software products or products that are a combination of software and hardware that include web collaboration functionality. This type of web collaboration offering, sometimes called a customer premise or on-premise solution, allows customers to purchase such products, install them at their own facilities, and manage the products by themselves. If significant numbers of existing or potential customers determine that they would prefer to have their web conferencing or more advanced web collaboration needs met with these types of products, the perceived potential demand for CallWave services would decrease.

We believe that the principal competitive factors in our market include:

•	service functionality, quality and performance;

•	ease of use, reliability, scalability and security of services;

•	the ability to support and synchronize high definition video and content over multiple locations

•	extensibility to the mobile phone with integration into Microsoft’s OCS platform and the ability to support multiple handset operating systems

•	ability to introduce new services to the market in a timely manner;

•	ability to integrate with third-party offerings and services; and

•	pricing.

Although we believe our services will compete favorably with respect to many of these factors, the market for our services is relatively new and rapidly evolving. We may not be able to achieve a competitive position against current and potential competitors, especially those with greater resources such as IBM, Microsoft, Cisco Systems, Citrix Systems and Adobe Systems.

Future Losses and Liquidation Values Per Share

The Company plans to expend substantial resources to complete its FUZE product and various enhancements to the initial version that is commercially launched, and to attempt to develop paying subscribers for that service. In order to develop subscribers, the Company will need to spend funds marketing the FUZE product and attracting subscribers through online advertising. Such online advertising can be very expensive, especially in a business’ early efforts to attract subscribers, when it is necessary to try several different outlines and techniques in order to find the most cost-effective way of attracting subscribers. At present, the Company believes that the average cost per subscriber will be $300 in year 1, $128 in year 2, and $100 in year 3. Over that time, the cost of acquiring subscribers will absorb a significant amount of the Company’s available cash resources. The Company does not expect to have profits from operations prior to 2013, and may never become profitable. As a result, the Company’s losses will absorb a substantial amount of the remaining cash that the Company will have after completion of the tender offer.

The board of directors believes that we will require additional financing if the Company is successful with its new unified communications and collaboration product line. Although it is possible that the Company could use its current cash resources to pursue the new unified communications and collaboration product line, instead of using such funds in the tender offer and any reverse and forward stock splits, for the reasons for the offer set forth above, management and the board of directors have determined that such a new line of business would be better pursued as a private company. See “Special Factors — 1. Purposes of and Reasons for the Offer,” beginning on page 10.

The board of directors has authorized management to continue discussions with prospective venture capital investors to invest in the company after we go private. To date, we have engaged only in preliminary discussions with other firms, and our search is ongoing.

If the Company’s FUZE product is not successful, then it may be necessary to liquidate the Company in the future. Based upon the Company’s projected revenue and expenses, and assuming that holders of not more than 50% of outstanding shares tender their shares in the tender offer, the Company projects that the liquidation value per outstanding share may range from a low of $0.34 per share to a high of $1.11 over the next five years. The lower value would be realized if, for example, the Company spends significant dollars in online advertising and is unable to generate a correspondingly significant number of paying subscribers. Thus, any stockholder that elects not to tender its shares and holds, or acquires, sufficient shares to avoid the reverse stock split, will be exposed to the risk that the Company may end up liquidating at a price per share that is materially less than the $1.15 per share being offered in the tender offer.

This liquidation value that may result in the future is significantly lower than our projected current liquidation value prepared by our senior management and made available to our board of directors, the independent committee and Seven Hills, the independent committee’s financial advisor in connection with their respective considerations of the proposed offer. We have included a subset of this analysis below to enable our stockholders to evaluate the tender offer on the basis of information considered by the independent committee and our board of directors. The inclusion of this information should not be regarded as an indication that the independent committee, our board of directors, Seven Hills, or any other recipient of this information considered, or now considers, it to be a precise prediction of future results or values in liquidation.

Liquidation Analysis

($ in thousands, except per share data)

	Timing(2)	Book Value 12/31/08	Realization Factor		Liquidation Value		Liquidation Value(1)
			High	Low	High	Low	High	Low
Current assets
Cash and short term investments	0.0	$21,643	100%	100%	$21,643	$21,643	$21,643	$21,643
Restricted cash(3)	0.0	1,350	0%	0%	—	—	—	—
Marketable securities	0.0	4,345	100%	100%	4,345	4,345	4,345	4,345
Accounts receivable, net	1.5	1,384	96%	90%	1,329	1,246	1,306	1,224
Other current assets	3.0	578	20%	5%	116	29	112	28

Property and equipment, net	6.0	2,392	15%	10%	359	239	335	223
Intangible assets, net	18.0	11,951	35%	0%	4,183	—	3,392	—
Auction rate securities, available for sale, at fair value	9.0	3,317	50%	25%	1,659	829	1,493	747
Other assets	1.5	118	20%	5%	24	6	23	6

Estimated distributable proceeds available as of 12/31/08					$33,656	$28,337	$32,648	$28,216

Cash flow/(burn) from operations	0.0				$(3,905)	$(3,905)	(3,905)	(3,905)
Proceeds from sale of fax business	0.0				10,705	10,705	10,705	10,705

Estimated distributable proceeds available as of 6/30/09 before wind-down costs					$40,456	$35,137	$39,448	$35,016

Employee severance(4)	0.0				$(1,428)	$(1,428)	(1,428)	(1,428)
Employee transition costs	6.0				(750)	(750)	(706)	(706)
Miscellaneous transition operating expenses	6.0				(750)	(750)	(706)	(706)
Lease obligations	6.0				(1,504)	(1,504)	(1,415)	(1,415)
Additional D&O insurance	0.0				(450)	(450)	(450)	(450)
Legal, audit, and other professional fees	0.0				(1,000)	(1,000)	(1,000)	(1,000)

Estimated distributable proceeds before general unsecured claims					$34,574	$29,255	$33,743	$29,310

Accounts payable	1.5	$(765)	100%	100%	$(765)	$(765)	(752)	(752)
Accrued payroll	0.0	(811)	100%	100%	(811)	(811)	(811)	(811)
Deferred revenue	9.0	(568)	20%	30%	(114)	(170)	(104)	(157)
Other current liabilities	0.0	(1,450)	100%	100%	(1,450)	(1,450)	(1,450)	(1,450)

Estimated proceeds to equity stakeholders					$31,434	$26,058	$30,626	$26,141

Fully diluted shares outstanding					21,176	21,176	21,176	21,176

Per share proceeds					$1.48	$1.23	$1.48	$1.23

(1)	Time weighted liquidation value discounts realized liquidation value by estimated time needed to effect a sale, collection, or otherwise exit or liquidate a position by a discount rate of 15%.

(2)	Time (in months from 6/30/09) to effect sale, collection, or otherwise exit or liquidate a position.

(3)	Escrow amounts related to WebMessenger which the Company is contractually obligated to pay out. Does not include potential escrow payment for j2 which would initially be available in February 2010.

(4)	Includes 11% tax associated with social security, Medicare, and state unemployment.

Management prepared the liquidation analysis based upon the following principal assumptions:

•

That the sale of the Company’s assets and the distribution of net proceeds in liquidation of the Company would be substantially completed during a period of six months, with the sale of certain intangible assets requiring up to 18 months to complete.

•

That the Company would engage the services of an investment banker to seek out buyers for the Company’s various intangible assets, including its WebMessenger technology, Syncview technology, FUZE product line, and also the assets of the Company’s legacy Internet Answering Machine business.

•

That the Company would continue to employ throughout the first six months of the period of the liquidation all members of the Company’s current management team, research and development department, and marketing and sales staff, with staffing thereafter reduced.

The results varied depending principally upon the amount realized from the disposition of our intangible assets and certain auction rate securities that we hold, with maximum proceeds of $4.2 million and $1.7 million, respectively, to zero and $0.8 million, respectively. As of December 31, 2008, the net book value of those auction rate securities was $3.3 million, and as of March 31, 2008, the net book value of those auction rate securities was $1.5 million. However, the auctions for these securities continue to fail and there currently is no active market for these securities. The range of cash distributions per share projected in the liquidation analysis were from a low of $1.23 per share to a high of $1.48 per share.

The Commercial Opportunity

We believe that there is an opportunity to successfully market and distribute FUZE in the unified communications and collaboration market, generate significant revenues and gross profits, and potentially realize a significant gain from the sale of the Company in the future. As described above, the FUZE product has several unique product features that distinguish it from the product offerings of other companies in the unified communications and collaboration market. By spending online marketing dollars in a prudent manner, we believe that we have an opportunity to realize significant revenues and gross margins within a few years. If we are able to generate substantial gross profits, then those gross profits can be reinvested in aggressive online advertising that will support significant growth in paying subscribers.

Projected Financial Information

We do not as a matter of course make public projections as to future performance or earnings and we are especially cautious making projections for extended earnings periods due to the unpredictability of the underlying assumptions and estimates. However, financial forecasts prepared by our senior management were made available to our board of directors, the independent committee and Seven Hills, the independent committee’s financial advisor in connection with their respective considerations of the proposed offer. We therefore included a subset of these projections below to enable our stockholders to evaluate the tender offer on the basis of certain nonpublic information considered by the independent committee and our board of directors. The inclusion of this information should not be regarded as an indication that the independent committee, our board of directors, Seven Hills, or any other recipient of this information considered, or now considers, it to be a precise prediction of future results.

The financial forecasts below constitute forward-looking statements and involve numerous risks and uncertainties. We advised the recipients of the projections that our internal financial forecasts, upon which the projections were based, are subjective in many respects. While presented with numerical specificity, the projections reflect numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict and beyond our control. We can give no assurance regarding the attainability of the forecasts or the reliability of such assumptions.

Certain of the assumptions inevitably will not materialize and unanticipated events will occur for any number of reasons, including the following:

•	Changes in general economic conditions and other factors that affect demand for collaboration and conferencing products;

•	Changes in our relationships with our vendors and customers;

•	Competitive factors including development of new technologies and changes in government regulations; and

•	The success of our operating and growth strategies.

Therefore, the actual results of operations likely will vary from the forecasts, there can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The forecasts are included solely to give you information concerning our best estimates of future operating results based upon certain assumptions. We are making no representation that such results will be achieved. Our independent accountants have not compiled or examined these forecasts and are not offering an opinion or any form of assurance of their accuracy. We can give you no assurance that our operating results will in any way approximate these projected results.

The financial projections were prepared for internal use and to assist the independent committee, the independent committee’s financial advisor, and our board of directors with their due diligence investigations of CallWave and not with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Our independent registered public accounting firm has not examined or compiled any of the accompanying projected financial information, expressed any conclusion or provided any form of assurance with respect to the financial projections and, accordingly, assumes no responsibility for them. The financial projections do not take into account any circumstances or events occurring after the date they were prepared.

On March 28, 2009, our senior management developed projections for fiscal years 2009 through 2014. Since March 28, 2009, the date of the projections, we have made publicly available our actual results of operations for the fiscal quarter ended March 31, 2009.

You should review our annual report on Form 10-K for the fiscal year ended June 30, 2008, as amended, and our quarterly report on Form 10-Q for the quarter ended March 31, 2009, to obtain this information. We caution you not to place undue reliance on the projections set forth below. No one has made or makes any representation to any stockholder regarding the information included in these projections.

We have presented below the three 5-year projections that we provided to the independent committee’s financial advisor for its consideration in connection with rendering its fairness opinion to that committee:

•	a “base case,” which represents the results that we believe are reasonably possible to achieve;

•

an “upside case,” in which we presented the results that may occur if we are relatively more successful than in the “base case” in generating revenue from our FUZE product line and from licensing our WebMessenger technology than is presented in the “base case;” and

•

a “downside case,” in which we presented the results that may occur if we are relatively less successful in generating revenue from our FUZE product line and from licensing our WebMessenger technology than is presented in the “base case.”

Each of those three cases is based upon the following assumptions:

•	The Company would continue to focus almost exclusively on the FUZE product line, except for supporting the run-off of revenues from our legacy IVM business.

•

The Company would run a 6-month process and attempt to license the WebMessenger technology to various third parties. At the end of that process, the Company would cease all licensing efforts and reduce all remaining expenses associated exclusively with the WebMessenger product line.

•

The long-term sales channel for FUZE would be focused around online customer acquisition. Management researched competitors’ information in order to generate assumptions regarding our initial Cost Per Acquisition (CPA) for FUZE. Based upon this research management, used the following CPAs in its projections for the 60-month projection period: for months 1 through 27 following the commercial introduction of FUZE, management used a starting CPA of $180 that declined in 36 month increments until stabilizing at a $50 CPA for the remaining 33 months of the 60-month projection period.

•	Estimated 85% lifetime gross profit margin for the FUZE product line.

•	Overhead and direct product expenses will remain flat during the 60-month projection period.

Once the initial baseline projection was completed, management drafted a best-case and worst-case scenario by changing the sales projections and holding all other variables constant.

•	Base Case Scenario – All assumptions held constant. The “base case” scenario assumes that we generate $2.0 million in a license transaction for our WebMessenger technology.

•

Best Case Scenario – Sales were doubled and the associated marketing expenses were increased using the same CPA assumptions provided in the base case model. All other variables were held constant. The “best case” scenario assumes that we generate $4.0 million in a license transaction for our WebMessenger technology.

•

Worst Case Scenario – Sales were cut in half and the associated marketing expenses were decreased using the same CPA assumptions provided in the base case model. All other variables were held constant. The “worst case” scenario assumes that we do not complete any license deal for our WebMessenger technology.

Projected Income Statement — Base Case

($ in thousands)

	For the year ended June 30,
	2009 P	2010 P	2011 P	2012 P	2013 P	2014 P
Internet Answering Machine
Revenue	$8,091	$5,840	$2,917	$1,195	$489	$200
Gross Profit	4,935	3,504	1,750	717	294	120

Contribution Margin	3,185	3,067	1,532	592	231	120

Fax
Contribution Margin	2,265	—	—	—	—	—

WebMessenger
Contribution Margin	(1,539)	1,756	—	—	—	—

FUZE
Revenue	0	501	2,003	4,005	12,031	20,356
Gross Profit	0	424	1,702	3,404	10,226	17,303
R&D	3,375	2,083	2,083	2,083	2,083	2,083
Product Management	381	618	618	618	618	618
Operations & Customer Care	31	813	1,000	1,000	1,000	1,000
Media	130	1,612	1,353	2,622	6,060	6,710
Sales	58	231	231	231	231	231
Marketing	1,583	714	714	714	714	714

Contribution Margin	(5,558)	(5,647)	(4,297)	(3,864)	(480)	5,947

Other
Gross Profit	179	68	53	35	23	15
Overhead	(5,424)	(3,310)	(3,310)	(3,310)	(3,310)	(3,310)
Contribution Margin	(6,892)	(4,066)	(6,022)	(6,547)	(3,535)	2,772
Revenue	12,827	6,442	4,997	5,251	12,554	20,578
COGS	4,379	2,446	1,492	1,095	2,011	3,141

Gross Profit	8,448	5,996	3,505	4,156	10,543	17,438
Margin	66%	93%	70%	79%	84%	85%
R&D	4,101	2,083	2,083	2,083	2,083	2,083
Operations & Customer Care	1,964	1,250	1,219	1,125	1,063	1,000
WM	0	244	0	0	0	0
Product Management	381	618	618	618	618	618
Media	663	1,612	1,353	2,622	6,060	6,710
Marketing	1,583	714	714	714	714	714
Sales	1,224	231	231	231	231	231
Overhead	5,424	3,310	3,310	3,310	3,310	3,310

	15,340	10,062	9,528	10,703	14,079	14,666
Contribution Margin	$(6,892)	$(4,066)	$(6,022)	$(6,547)	$(3,535)	$2,772

Projected Income Statement — Downside Case

($ in thousands)

	For the year ended June 30,
	2009 P	2010 P	2011 P	2012 P	2013 P	2014 P
Internet Answering Machine
Revenue	$8,091	$3,753	$1,566	$641	$263	$108
Gross Profit	4,935	2,252	940	385	158	65

Contribution Margin	3,185	1,814	721	260	95	65

Fax
Contribution Margin	2,265	—	—	—	—	—

WebMessenger
Contribution Margin	(1,539)	(244)	—	—	—	—

FUZE
Revenue	0	251	1,001	2,003	6,016	10,178
Gross Profit	0	212	851	1,702	5,113	8,651
R&D	3,375	2,083	2,083	2,083	2,083	2,083
Product Management	381	618	618	618	618	618
Operations & Customer Care	31	813	1,000	1,000	1,000	1,000
Media	130	986	857	1,491	2,850	3,175
Sales	58	231	231	231	231	231
Marketing	1,583	714	714	714	714	714

Contribution Margin	(5,558)	(5,233)	(4,651)	(4,435)	(2,383)	830

Other
Gross Profit	179	68	53	35	23	15
Overhead	(5,424)	(3,310)	(3,310)	(3,310)	(3,310)	(3,310)
Contribution Margin	(6,892)	(6,904)	(7,188)	(7,450)	(5,575)	(2,400)
Revenue	12,827	4,104	2,645	2,695	6,312	10,307
COGS	4,379	1,572	801	573	1,018	1,577

Gross Profit	8,448	2,532	1,843	2,122	5,294	8,731
Margin	66%	62%	70%	79%	84%	85%
R&D	4,101	2,083	2,083	2,083	2,083	2,083
Operations & Customer Care	1,964	1,250	1,219	1,125	1,063	1,000
WM	0	244	0	0	0	0
Product Management	381	618	618	618	618	618
Media	663	986	857	1,491	2,850	3,175
Marketing	1,583	714	714	714	714	714
Sales	1,224	231	231	231	231	231
Overhead	5,424	3,310	3,310	3,310	3,310	3,310

	15,340	9,436	9,031	9,572	10,868	11,131

Contribution Margin	$(6,892)	$(6,904)	$(7,188)	$(7,450)	$(5,575)	$(2,400)

Projected Income Statement — Upside Case

($ in thousands)

	For the year ended June 30,
	2009 P	2010 P	2011 P	2012 P	2013 P	2014 P
Internet Answering Machine
Revenue	$8,091	$5,840	$2,917	$1,195	$489	$200
Gross Profit	4,935	3,504	1,750	717	294	120

Contribution Margin	3,185	3,067	1,532	592	231	120

Fax
Contribution Margin	2,265	—	—	—	—	—

WebMessenger
Contribution Margin	(1,539)	3,756	—	—	—	—

FUZE
Revenue	0	1,003	4,005	8,010	24,062	40,712
Gross Profit	0	847	3,404	6,809	20,453	34,605
R&D	3,375	2,083	2,083	2,083	2,083	2,083
Product Management	381	618	618	618	618	618
Operations & Customer Care	31	813	1,000	1,000	1,000	1,000
Media	130	2,864	2,346	4,884	11,400	12,700
Sales	58	231	231	231	231	231
Marketing	1,583	714	714	714	714	714

Contribution Margin	(5,558)	(6,475)	(3,588)	(2,721)	4,407	17,259

Other
Gross Profit	179	68	53	35	23	15
Overhead	(5,424)	(3,310)	(3,310)	(3,310)	(3,310)	(3,310)
Contribution Margin	(6,892)	(2,894)	(5,313)	(5,404)	1,351	14,085
Revenue	12,827	6,943	7,000	9,256	24,585	40,934
COGS	4,379	2,524	1,793	1,696	3,816	6,194

Gross Profit	8,448	8,419	5,207	7,560	20,769	34,740
Margin	66%	121%	74%	82%	84%	85%
R&D	4,101	2,083	2,083	2,083	2,083	2,083
Operations & Customer Care	1,964	1,250	1,219	1,125	1,063	1,000
WM	0	244	0	0	0	0
Product Management	381	618	618	618	618	618
Media	663	2,864	2,346	4,884	11,400	12,700
Marketing	1,583	714	714	714	714	714
Sales	1,224	231	231	231	231	231
Overhead	5,424	3,310	3,310	3,310	3,310	3,310

	15,340	11,314	10,521	12,965	19,418	20,656
Contribution Margin	$(6,892)	$(2,894)	$(5,313)	$(5,404)	$1,351	$14,085

The inclusion of specific portions of the financial projections in this offer to purchase should not be regarded as an indication that such projections will be an accurate prediction of future events, and they should not be relied on as such. Except as required by applicable securities laws, we do not intend to update, or otherwise revise the financial projections or the specific portions presented to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions are shown to be in error.

Under the base case, in fiscal years 2013 and 2014, the Company would generate revenues of $12.0 million and $20.4 million, and gross profit of $10.2 million and $17.3 million, respectively.

Under the downside case, in fiscal years 2013 and 2014, the Company would generate revenues of $6.0 million and $10.2 million, and gross profit of $5.1 million and $8.7 million, respectively.

Under the upside case, in fiscal years 2013 and 2014, the Company would generate revenues of $24.0 million and $40.7 million, and gross profit of $20.8 million and $34.7 million, respectively. We believe that if we are able to achieve results that are substantially similar to those figures, then there would be an opportunity either to sell the Company at a significant price or to undertake a further initial public offering that would lead to liquidity for the Company’s stockholders following the expiration of any lock-up period.

However, those opportunities must be evaluated in light of the risks identified in this document, including but not limited to:

•	the risks associated with pursuing a market opportunity with a product (FUZE) that has not yet been commercially launched and therefore has not yet been proven to be commercially viable;

•	management’s limited experience in the unified communications and collaboration market;

•	the risk that the several larger and better-capitalized competitors in that market space will be able to compete more effectively;

•	the risk that we may need significant additional capital and, as a private company, may not be able to raise it at an acceptable valuation or at all; and

•

the risk that the market opportunity that exists today may disappear by the time we are able to complete the commercialization of our FUZE product, refine our expertise at online marketing, and protect our intellectual property position.

Reverse Stock Split/Forward Stock Split

If the offer is not successful at reducing the number of beneficial holders of our common stock to fewer than 300, we plan to seek stockholder approval to effect a 1-for-5,000 reverse stock split to reduce the number of beneficial holders to fewer than 300, which would allow us to terminate the common stock’s registration and delist from the NASDAQ Global Market. If stockholders are cashed out as a result of a reverse stock split, then they will receive a price per share held prior to the reverse stock split equal to the greater of (i) the average closing price per share for the period of ten (10) trading days ending with the last trading day immediately prior to the effective date of the reverse stock split, or (ii) $1.15 per share, which is the same purchase price paid to those who chose to tender their shares in the tender offer.

If we initiate a reverse stock split then we will immediately thereafter initiate a 5,000-for-1 forward stock split in order to increase the number of issued and outstanding shares of our common stock to pre-reverse stock split levels, less the pre-reverse stock split shares represented by any fractional share interests that are cashed-out in the reverse stock split.

Therefore, if a stockholder elects not to participate in the tender offer, and wishes to remain a stockholder after the reverse and forward stock splits, then that stockholder should ensure that prior to the effective date of the reverse stock split the stockholder holds, in a single account, at least 5,000 shares of our common stock.

Raising additional capital

Management and the board of directors believe that we will require additional financing if the Company is successful with its new unified communications and collaboration product line. Although it is possible that the

Company could pursue the new unified communications and collaboration product line by using the Company’s current cash resources, instead of using such funds in the tender offer and reverse and forward stock splits, if any, due to the reasons for the offer set forth above management and the board of directors have determined that such a new line of business would be better pursued as a private company. See “Special Factors — 1. Purposes of and Reasons for the Offer” beginning on page 10.

Because the Company after going private will be marketing and selling a new collaboration and conferencing product that has not yet been proven to be commercially viable, the Company will be very similar to a developmental stage company with no commercialized operations and very limited revenues. Therefore, subsequent to the offer, the Company, as a private company, intends to seek to raise additional capital. This will likely be conducted pursuant to a private placement offering of our capital stock in reliance upon an exemption from the registration requirements of Section 5 of the Securities Act, afforded by Section 4(2) thereunder, and, in particular, the safe harbor provisions afforded by Regulation D, as promulgated thereunder.

There is no guarantee that we will be able to raise this additional capital, or, if we are able to raise additional capital, on what terms we will be able to do so. In addition, while we intend to provide all of our remaining stockholders the opportunity to invest pro rata in any future offering, the ability of each stockholder to participate will be subject to such stockholder qualifying as an “accredited investor” under Regulation D. Such unaccredited stockholders will be subject to dilution and after such offering will hold a smaller percentage of our fully diluted outstanding shares after any private offering.

In addition, at the time we determine to raise additional capital the offering price for our shares will be dependent upon, among other things, the success of our new product lines, general economic conditions (which have substantially deteriorated in the past year) and the availability of investment capital. Our pre-money valuation therefore may be higher or lower than the Company’s current valuation, and we have no way of knowing whether we will be able to sell our shares for the equivalent of the $1.15-per-share price at which now we are offering to purchase our common stock. If we are required to issue additional shares at a lower value, our remaining stockholders may suffer substantial dilution.

Standstill and Voting Agreement with Mr. Peter Sperling

Subsequent to the closing of the offering, and after we deregister and delist our shares, Mr. Sperling and the Company intend to enter into a standstill and voting agreement in the form attached as Exhibit (d) to this document. The purpose of that standstill and voting agreement is to provide stockholders who continue to hold shares in the Company after the completion of the going private transaction certain assurances that stock sales and purchases by Mr. Sperling will not prevent our continuing stockholders from having an opportunity to participate in any “control premium” associated with a future sale of the Company during the term of the agreement. That standstill and voting agreement will have a term of up to three (3) years. During the term of that standstill and voting agreement, Mr. Sperling will agree that, except with the approval of a majority of the disinterested members of our board of directors:

(i) neither he nor his affiliates will acquire additional shares of our capital stock,

(ii) except in certain limited circumstances, he and his affiliates will not sell their shares of our capital stock, and

(iii) if at any time he holds a number of shares representing more than 37% of our outstanding voting securities, then he will vote his shares in excess of that 37% threshold in the same manner and proportions as other stockholders vote.

For example, if Mr. Sperling holds 39% of the shares outstanding after the offer, then he will vote a number of shares representing 2% of outstanding shares (i.e., 39% that he is assumed to hold, less the 37% threshold) pro rata in accordance with the vote of the remaining stockholders. The standstill and voting agreement also includes a representation by Mr. Sperling that he has not entered into any agreement with another stockholder or other person regarding the voting, sale or other disposition of his shares. See “Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares” under the caption “ Transactions and Arrangements Concerning Shares” at page 57 for a description of additional terms in the Standstill and Voting Agreement.

Amendment of Certificate of Incorporation and Bylaws

Our Certificate of Incorporation currently prohibits any amendment to certain provisions of that document or certain provisions of our Bylaws without the prior vote of holders of at least sixty-six and two-thirds percent (66-2/3%) of the outstanding shares. Those provisions are as follows:

Certificate of Incorporation. The following provisions of our Certificate of Incorporation:

•	Article V (regarding the board of directors)

•	Article VI (regarding the power of the board to amend the Bylaws).

•	Article VII (regarding the election of directors by ballot)

•	Article VIII (requiring action by stockholders at annual or special meetings).

•	Article IX (regarding indemnification of directors, officers, and agents)

•	Article X (which imposes that requirement for a vote of 66-2/3% for such amendments).

Bylaws. The following provisions of our Bylaws:

•	Section 2.1 (Place of Meetings)

•	Section 2.2 (Annual Meetings)

•	Section 2.3 (Special Meetings)

•	Section 2.5 (Business for Stockholders’ Meetings)

•	Section 2.7 (Voting)

•	Section 3.1 (Number and Election of Directors)

While a 66-2/3% voting requirement to amend these provisions, as well as certain of the terms, may be appropriate for a public company, they would be cumbersome and unusual for a private company. Therefore, after the Company is private, the Company intends to submit to the stockholders for approval a proposal to (i) change the voting threshold for amending those provisions from 66-2/3% to a majority of shares entitled to vote, and (ii) amend the certificate of incorporation and bylaws to permit the stockholders to approve corporate actions not only at stockholder meetings but also by written consent. Because two of our directors, Mr. Sperling and Mr. Murdock, are expected to own a significant portion of our shares after we go private, we expect such provisions to be approved.

The Company has not yet formulated exactly what, if any, other changes may be sought in the provisions of the certificate of incorporation or bylaws.

Equity Incentive Plan

After the completion of the tender offer and the reverse and forward stock splits, and after the Company deregisters and delists its common stock, the Company intends to adopt a new equity incentive plan and reserve for issuance under such plan shares of common stock representing approximately 20% of our issued and outstanding shares. The Company expects to cancel all outstanding options held by current employees, and to make replacement grants under the new plan. The Company currently expects to grant to Mr. Cavins, the Company’s chief executive officer, and to Mr. Stubbs, the Company’s chief financial officer, equity incentive grants in an amount equal to approximately 7.0% and 2.5%, respectively, of the outstanding shares of Company securities, on a fully-diluted basis. These contemplated grants are not contingent upon nor related to the results of the tender offer or reverse and forward stock splits.

The anticipated equity incentive grants to Mr. Cavins and Mr. Stubbs, and the potential issuance of additional equity incentive grants under the new equity incentive plan, will dilute the interests of our continuing stockholders after the offer and the reverse and forward stock splits. Those equity incentive grants likely will be made at an exercise price per share equal to the then-current fair market value per share, which may be less than the price per share being paid in the tender offer and reverse and forward stock splits, and subject to a vesting arrangement that the board will approve at the time of those grants.

Change in Board of Directors

After the completion of the tender offer and the reverse and forward stock splits, and after the Company deregisters and delists its common stock, we believe that a number of our independent board members may resign from our board of directors due to time commitments that they have to other business ventures. As a result, it is possible that after we go private our board of directors will no longer have a majority of independent directors. There are currently no disagreements with any of these board members and the Company is not aware of any outstanding issues that would create any disagreements prior to completion of these transactions.

Other Transactions

Except as described in this document and other than possible reverse and forward stock splits, the anticipated raising of additional capital, entering into the standstill and voting agreement with Mr. Sperling, the possible divesture of legacy assets, the adoption of a new equity incentive plan, the cancellation of outstanding employee options, the grant of new options under the new equity incentive plan, the amendment of the Company’s certificate of incorporation and bylaws, and the possible resignations by several of our independent directors, we currently have no plans, proposals or negotiations that relate to or would result in:

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving us or any of our subsidiaries;

•	a purchase, sale or transfer of an amount of our assets or any of our subsidiaries’ assets that would be material to us and our subsidiaries taken as a whole;

•	a material change in our present dividend rate or policy, or in our indebtedness or capitalization;

•	a change in our present board of directors or management;

•	a material change in our corporate structure or business;

•	an acquisition or disposition by any person of our securities; or

•	a change in our articles of incorporation, bylaws or other governing documents, or an action that could impede the acquisition of control of us.

At the completion of this offer (and the completion of the reverse and forward stock splits, if applicable), we plan to terminate our registration under the Exchange Act and delist our common stock from the NASDAQ Global Market. Upon termination of our registration, we will no longer be required to file periodic reports with the SEC. See “Special Factors — 6. Effects of the Offer,” below and “ The Offer — 9. Effects of the Offer on the Market for Our Shares; Registration Under the Exchange Act,” beginning on page 77.

Although we do not currently have any plans, other than as described in this document, that relate to or would result in any of the events discussed above, as we continue to evaluate opportunities for increasing stockholder value we may undertake or plan actions that relate to or could result in one or more of these events.

6. Effects of the Offer.

The offer primarily will have the effects described below.

Effect of the Offer on the Company

Reduction in Number of Stockholders

Our common stock is registered under the Securities Act. Such registration may be terminated upon our application to the SEC if there are fewer than 300 holders of record of our common stock. Although we currently have approximately 89 record holders, such record holders hold such shares for the benefit of approximately 1,448 beneficial holders. If, after termination of registration, on the first date of any of the Company’s subsequent fiscal years, (a) the number of record stockholders of the Company exceeds 500, or (b) the number of record stockholders of the Company exceeds 300 and the Company has total assets of more than $10 million, then the Company’s reporting obligations under the Exchange Act will be reinstated. In such case, the Company must file an annual report on Form 10-K for its preceding fiscal year within 120 days of the end of such fiscal year. Therefore, our goal is to reduce the number of beneficial holders to below 300, so that we do not risk becoming inadvertently subject to such reporting obligations.

Termination of Exchange Act Registration and Reporting

Upon deregistration, we will cease to file annual, quarterly, current, and other reports and documents with the SEC, and stockholders will cease to receive annual reports and proxy statements. Our stockholders after the offer and subsequent deregistration will, therefore, have access to much less information about us and our business, operations and financial performance. We will also no longer be subject to the provisions of the Sarbanes-Oxley Act of 2002 and certain liability provisions of the Exchange Act, including the requirement that our officers certify the accuracy of our financial statements, and our officers and directors will no longer be subject to the reporting requirements of Section 16 of the Exchange Act, or be subject to the prohibitions against short-swing profits.

If this offer does not result in our qualifying to deregister with the SEC or if we still have more than 300 beneficial holders of our stock after the offer, then we will pursue alternatives to achieve that result, including seeking stockholder approval for a 1-for-5,000 reverse stock split followed by a 5,000-for-1 forward stock split if it remains in the best interests of CallWave and CallWave’s remaining stockholders. If stockholders are cashed out as a result of a reverse stock split or other going private transaction, they will receive for each share held prior to the reverse stock split a price per share equal to the greater of (i) the average closing price per share for the period of ten (10) trading days ending with the last trading day immediately prior to the effective date of the reverse stock split, or (ii) $1.15 per share (which is the same price per share paid pursuant to the offer).

We know that there are advantages to being an SEC reporting company, including potential investment liquidity and the possibility for use of Company securities to raise capital or make acquisitions, and these advantages may be important to some companies. However, we have not taken advantage of these benefits and will not be in a position to do so in the foreseeable future. In our experience, companies of our size do not typically receive the necessary attention from stock analysts and the investment community to create substantial liquidity.

If our common stock is deregistered, there is no current plan to supply stockholders with regular financial statements.

Delisting from NASDAQ and Effect on Market for Shares

We intend to delist our common stock from NASDAQ immediately after the offer (or the reverse and forward stock splits, if necessary). After delisting, our shares of common stock will no longer be quoted on NASDAQ and trades in such shares would be possible only through privately negotiated transactions.

Cost Savings

The board of directors estimates that the deregistration of our shares and the delisting from the NASDAQ Global Market could result in a significant cost savings to CallWave and allow management to spend more time focused on its regular business activities. CallWave incurs direct and indirect costs and burdens associated with the filing and reporting requirements imposed on SEC reporting companies by the Securities Exchange Act and complying with the Sarbanes-Oxley Act. In addition, the expenses associated with the Sarbanes-Oxley Act are expected to significantly increase in the next fiscal year when the Company is required to comply with Section 404B of Sarbanes-Oxley. Examples of anticipated direct cost savings from terminating registration of our securities include substantially less complicated disclosure, reduced professional and advisory fees, reduced accounting fees, reduced insurance costs, reduced printing and mailing costs for corporate communications, reduced investor relations and media costs and reduced miscellaneous, clerical and other expenses (e.g., the word processing, specialized software and electronic filings associated with SEC filings).

Our costs associated with the routine SEC filing and reporting requirements are estimated to have been approximately $765,000, or 3.6% of our overhead expense for the 2008 reporting year and the 2008 annual meeting (the “2008 reporting cycle”).

These expenses consisted of the following:

Accounting and Legal Fees	$250,000
Directors and Officers Liability Insurance	$200,000
Corporate Communications	$180,000
SEC/NASDAQ	$35,000
Internal Compliance Costs	$100,000
Total	$765,000

We believe that the costs incurred over the 2008 reporting cycle are a conservative estimate for the recurring annual cost savings that should result from the going private transaction and subsequent termination of our SEC registration, since, for example, as a result of the implementation of Section 404B of the Sarbanes-Oxley Act of 2002, the Company expects the fees in the next reporting cycle associated with Section 404B compliance will be approximately 50% to 70% of the Company’s annual audit fees, which were $250,000 in the 2008 reporting cycle. These costs do not include the Company’s own internal compliance costs associated with the implementation of Section 404.

The projected reduction in the number of total beneficial stockholders from approximately 1,448 to between approximately 150 and 300 also will result in reduced expenses and less burden on management because CallWave will have fewer than 20% of the current number of beneficial stockholders. The decrease in the number of beneficial stockholders reduces the volume of communications and amount of postage and related expenses associated with stockholder communications.

In addition, as a private company, our management would have increased flexibility and time to consider and initiate actions that may produce long-term benefits and growth without the pressure and expectation to produce short term quarterly earnings per share growth.

Effect on Shares Acquired in Offer

Shares that we acquire in the offer will be retained as treasury stock and may be restored to the status of authorized and unissued shares. These shares will be available for us to issue without further stockholder action (except as required by applicable law or regulation) for purposes including, without limitation, acquisitions, raising additional capital and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. Except for the cancellation of all outstanding options held by current employees, the granting of replacement options under a new equity incentive plan, the reservation of shares of common stock under a new equity incentive plan representing approximately 20% of our outstanding shares of common stock on a fully diluted basis, and anticipated equity incentive grants to Mr. Cavins, the Company’s chief executive officer, and Mr. Stubbs, the Company’s chief financial officer, in an amount equal to approximately 7.0% and 2.5%, respectively, of the outstanding shares of Company securities, on a fully-diluted basis, we have no current plans for the reissuance of the shares purchased pursuant to the offer.

Effect of the Offer on Stockholders Who Tender Their Shares

Unaffiliated and affiliated stockholders who tender their shares will be treated equally in the offer, and be paid $1.15 per share for each share tendered. The offer represents a mechanism to provide our stockholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of cash if they so elect. This provides stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their shares without potential disruption to the share price) an opportunity to obtain liquidity with respect to their shares without potential disruption to the share price and the usual transaction costs associated with market sales.

Effect of the Offer on Stockholders Who Do Not Tender Their Shares

Effect on Unaffiliated Stockholders

As described above, this offer will reduce the number of issued and outstanding shares of common stock of CallWave. Accordingly, upon the completion of the offer, non-tendering unaffiliated stockholders will realize a proportionate increase in their relative ownership interest in CallWave, and thus, in our future earnings and assets, subject to our right to issue additional shares of common stock and other equity securities in the future.

Of course, we may issue additional shares of common stock and other securities at any time, and these issuances will reduce your percentage ownership interest. As discussed below, we also may purchase more of our stock, which would have the effect of increasing your percentage ownership interest.

Continuing stockholders will continue to receive the benefits that result from ownership of all, or a significant amount, of the equity interest in us. Such benefits include management and investment direction with regard to the future conduct of our business and the benefits of the profits generated by operations and increases, if any, in our value. The continuing stockholders will also bear the risk of any decrease in the value of CallWave following the offer.

As noted above, after the offer and upon deregistration of our common stock, all stockholders will cease to receive annual reports and proxy statements. In addition, except as required by applicable laws there is no current plan to supply our stockholders with regular financial statements after we go private. Therefore, our unaffiliated stockholders after the offer and our subsequent deregistration will, therefore, have access to much less information about us and our business, operations and financial performance. Affiliated stockholders, due to their positions in management or on our board of directors, or because of their significant stockholdings, will have more access to information about our business, operations and financial performance.

Effect on Affiliated Stockholders

Affiliated stockholders, as such, will not be treated in the offer in the same manner as unaffiliated stockholders. However, after the Company deregisters its common stock and we go private, our affiliated stockholders, due to their positions on management, as directors, or because of their significant stockholdings, will have access to information about our business, operations and financial performance that will not be generally available to all stockholders.

In addition, after deregistration, certain provisions of the Exchange Act would become inapplicable, including requirements that our officers, directors and ten-percent stockholders file certain reports concerning ownership of our equity securities, and provisions that any profit by such officers, directors and ten-percent stockholders realized through purchases and sales of our equity securities within any six-month period may be recaptured by the Company.

Affiliated stockholders who do not tender in the offer and remain stockholders after the Company goes private, like unaffiliated stockholders, will have an increased ownership percentage in the Company. The percentage increase will be at the same rate as unaffiliated stockholders.

The ownership interests of unaffiliated stockholders and affiliated stockholders before the offer and after the offer (assuming 50% of our stockholders accept the offer), will be as follows:

	Percentage of Company Owned(1)
Class of Stockholder	Before Offer	After Offer
Unaffiliated Stockholders	66.95%	33.89%
Executive officers and directors	33.05%	66.11%
	100.00%	100.00%

(1)	Does not include options to purchase common stock, as our outstanding options have exercise prices substantially greater than the offer price.

See also Special Factors — 7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transaction and Arrangements Concerning Shares.”

Neither CallWave, our board of directors, our independent committee, the independent committee’s financial advisor, nor our information agent makes any recommendation to any stockholder as to whether to tender or not to tender any shares. We have not authorized any person to make any such recommendation. Stockholders should carefully evaluate all information in the offer, consult their own investment and tax advisors, and make their own decisions about whether to tender shares and, if so, how many shares to tender.

7. Interests of Directors and Executive Officers; Potential Conflicts of Interest; Transactions and Arrangements Concerning Shares.

Interests of Board and Executive Officers

Information about our directors and executive officers, including information relating to stock ownership, agreements concerning our securities (including option and restricted stock grants) and the business address of such directors and officers is set forth in Schedule I to this document. As of March 31, 2009, our directors and executive officers as a group beneficially owned (including pursuant to exercisable options) an aggregate of 8,423,610 shares (approximately 37.1% of the outstanding shares including shares issuable upon the exercise of options held by directors and executive officers). Such ownership includes 1,423,994 shares subject to exercisable stock options which are held by executive officers and directors.

Our directors and executive officers are entitled to participate in the offer on the same basis as all other stockholders. We do not anticipate that our directors or executive officers will participate in the offer. The Company has been informed that members of the board holding shares of common stock have indicated that they will not participate in the offer. None of the board members that are also independent committee members own shares of our common stock, and none of such members will participate in the offer. As discussed in “Special Factors — Background of the Offer,” the president and chief executive officer discussed the proposal of the issuer tender offer with the board of directors, a majority of whom are non-employee directors, at our Board meetings. The issuer tender offer was proposed as a means of permitting the Company to deregister, not for the benefit of individual directors or members of management. To this end, the board considered several factors, including the written opinion of Seven Hills regarding the fairness, from a financial point of view, of the consideration proposed to be paid in the offer. The board deliberated the merits of the proposed transaction.

Potential Conflicts of Interest

Our directors and executive officers may have interests in the tender offer that are different from your interests as a stockholder.

Upon the effectiveness of the tender offer, and the reverse and forward stock splits, if any, while the aggregate number of shares of our common stock owned by our executive officers and directors will not change, their ownership percentage of outstanding shares will significantly increase. We believe approximately 10,587,986 shares, or 50% of the total outstanding shares, will be cashed out in the tender offer and the reverse and forward stock splits, if any. Therefore, the percentage of shares beneficially owned by executive officers and directors immediately after the offer, including shares exercisable upon exercise of options, would be increased from approximately 37.1% to approximately 74.3%

Currently, only two directors own issued and outstanding shares of common stock either directly or through affiliates: Mr. Sperling, who owns 3,845,631 issued and outstanding shares, and Mr. Murdock, who owns 3,029,996 issued and outstanding shares. Our two executive officers, Mr. Jeffrey Cavins, our chief executive officer, and Mr. Mark Stubbs, our chief financial officer, each own 111,857 and 12,132 issued and outstanding shares of common stock, respectively.

The following table represents the increase in their percentage of outstanding shares that will result from the tender offer, assuming 50% of the total outstanding shares are tendered and cashed-out in the offer:

	Before Offer	After Offer(1)
Peter Sperling	18.16%	36.32%
Jerry Murdock	14.31%	28.62%
Jeffrey M. Cavins	0.53%	1.06%
Mark C. Stubbs	0.06%	0.11%

(1)	The above table does not reflect options held by such individuals.

Because management holds primarily options to purchase common stock that have an exercise price substantially greater than the tender offer price, we plan to exchange all outstanding options for new equity incentive grants after we go private after the offer and the potential reverse and forward stock splits. We expect Mr. Cavins, the Company’s chief executive officer, and Mr. Stubbs, the Company’s chief financial officer, to receive equity incentive grants in an amount equal to approximately 7.0% and 2.5%, respectively, of the outstanding shares of Company securities, on a fully-diluted basis. Those equity incentive grants likely will be made at an exercise price per share equal to the then-current fair market value per share, and subject to a vesting arrangement that the board will approve at the time of those grants. The exercise price per share may be lower than the price currently offered to our stockholders in this tender offer. The Company may permit each executive to exercise his option, to pay for the purchase price with a purchase-money, recourse promissory note secured by the stock purchased upon exercise of the stock, and hold those shares subject to a repurchase option (exercisable at the original exercise price) that will lapse at the same time and over the same period as each such employee would have become vested in his respective option. Once the Company no longer is subject to the Sarbanes-Oxley Act of 2002, the Company no longer will be prohibited from making such loans to executive officers.

The primary benefit to management following the completion of the offer and the deregistration of our common stock is the elimination of the substantial time and costs attendant to maintaining our status as an Exchange Act reporting company. This, in turn, will benefit the continuing stockholders by providing management with increased time and resources to further increase the value of the company.

Transactions and Arrangements Concerning Shares

Subsequent to the closing of the offering, and after we deregister and delist our shares, Mr. Sperling and the Company intend to enter into a standstill and voting agreement in the form attached as Exhibit (d) to this document. The purpose of that standstill and voting agreement is to provide stockholders who continue to hold shares in the Company after the completion of the going private transaction certain assurances that stock sales and purchases by Mr. Sperling will not prevent our continuing stockholders from having an opportunity to participate in any “control premium” associated with a future sale of the Company. That standstill and voting agreement will have a term of up to three (3) years. During the term of that standstill and voting agreement, Mr. Sperling will agree that, except with the approval of a majority of the disinterested members of our board of directors:

(i) neither he nor his affiliates will acquire additional shares of our capital stock,

(ii) he and his affiliates will not sell their shares of our capital stock, except in certain limited circumstances, for example under Section 2.2 of the standstill and voting agreement, where Mr. Sperling and his affiliates are permitted to sell their shares of Company capital stock:

•	to an affiliate of Mr. Sperling; provided that such affiliate agrees in writing to be bound by the terms of such standstill and voting agreement;

•

in any sale, pledge, encumbrance or transfer of CallWave voting securities or any securities exercisable for or exchangeable or convertible into CallWave voting securities, representing in the aggregate five percent (5%) or less of total voting power assuming exercise, exchange or conversion of any securities of the Company into voting securities;

•

pursuant to a firm commitment, underwritten distribution to the public, registered under the Securities Act, in which the stockholder group uses its best efforts to effect as wide a distribution of such Restricted Securities as is reasonably practicable and to prevent any Person to whom such distribution is made from having after consummation of such offering beneficial ownership of voting securities representing in the aggregate more than five percent (5%) of Total Voting Power;

•	pursuant to Rule 144 of the General Rules and Regulations of the Securities Act;

•	pursuant to a tender or exchange offer made by the Company or recommended by the Company’s disinterested directors and board of directors to the Company’s stockholders;

•	as a bona fide pledge to a financial institution with the prior written consent of and on terms reasonably satisfactory to the Company; and

(iii) if at any time he holds a number of shares representing more than 37% of our outstanding voting securities, then he will vote his shares in excess of that 37% threshold in the same manner and proportions as other stockholders vote.

For example, if Mr. Sperling holds 39% of the shares outstanding after the offer, then he will vote a number of shares representing 2% of outstanding shares (i.e., 39% that he is assumed to hold, less the 37% threshold) pro rata in accordance with the vote of the remaining stockholders. The standstill and voting agreement also includes a representation by Mr. Sperling that he has not entered into any agreement with another stockholder or other person regarding the voting, sale or other disposition of his shares.

Based on our records and information provided to us by our directors, executive officers, associates and subsidiaries, neither we, nor any of our associates or subsidiaries, nor any of our directors or executive officers, have effected any transactions in our shares during the 60 days before May 4, 2009.

Except as otherwise described in this document and except for outstanding options to purchase shares granted from time to time over recent years to certain employees (including executive officers) and directors pursuant to our stock ownership plan, neither we nor, to our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement or understanding with any other person relating, directly or indirectly, to the tender offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

8. Federal Income Tax Consequences.

The following summary describes the material United States federal income tax consequences relating to the offer. This summary is based upon the Internal Revenue Code of 1986, as amended, Treasury regulations under the Internal Revenue Code (the “Code”), administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to change, possibly with retroactive effect. This summary addresses only stockholders who hold shares as capital assets within the meaning of Section 1221 of the Code, and does not address all of the tax consequences that may be relevant to stockholders in light of their particular circumstances or to certain types of stockholders subject to special treatment under the Code, including, without limitation, certain financial institutions, dealers in securities or commodities, traders in securities who elect to apply a mark-to-market method of accounting, insurance companies, tax-exempt organizations, persons who hold shares as a position in a “straddle” or as a part of a “hedging,” “conversion” or “constructive sale” transaction for United States federal income tax purposes, or persons who received their shares through the exercise of employee stock options or otherwise as compensation. In addition, this discussion applies only to “United States holders” (as defined below). This summary also does not address the state, local or foreign tax consequences of participating in the offer. For purposes of this discussion, a “United States holder” means:

•	a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or of any political subdivision of the United States;

•	an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source; or

•

a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all of its substantial decisions.

HOLDERS OF SHARES WHO ARE NOT UNITED STATES HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND ANY APPLICABLE FOREIGN TAX CONSEQUENCES OF THE OFFER.

STOCKHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING OR NOT PARTICIPATING IN THE OFFER.

Tax consequences to stockholders who do not tender shares

The offer will not be a taxable event for United States federal income tax purposes for a United States holder who does not participate in the offer and whose shares are not purchased in any reverse-and-forward split that we may accomplish after the closing of the tender offer.

Tax consequences to stockholders who tender shares

The purchase of a United States holder’s shares by us in the offer will be a taxable transaction for United States federal income tax purposes. As a consequence of the purchase, a United States holder will, depending on the United States holder’s particular circumstances, be treated either as having sold the United States holder’s shares or as having received a distribution in respect of stock from CallWave.

Under Section 302 of the Code, a United States holder whose shares are purchased by us under the offer will be treated as having sold such holder’s shares, and thus, will recognize capital gain or loss if the purchase:

•	results in a “complete termination” of the interest in CallWave held by a United States holder (so long as that holder is not “related” as defined under the Code, to any ongoing stockholder); or

•	results in a “substantially disproportionate” redemption with respect to the United States holder; or

•	is “not essentially equivalent to a dividend” with respect to the United States holder.

Each of these tests, referred to as the “Section 302 tests,” is explained in more detail below.

If a United States holder satisfies any of the Section 302 tests explained below under the caption “Section 302 Tests”, the United States holder will be treated as if it sold its shares to us and will recognize capital gain or loss equal to the difference between the amount of cash received under the offer and the United States holder’s adjusted tax basis in the shares surrendered in exchange therefor. This gain or loss will be long-term capital gain or loss if the United States holder’s holding period for the shares that were sold exceeds one year as of the date of purchase by us under the offer. Specified limitations apply to the deductibility of capital losses by United States holders. Gain or loss must be determined separately for each block of shares (shares acquired at the same cost in a single transaction) that is purchased by us from a United States holder under the offer. A United States holder may be able to designate, generally through its broker, which blocks of shares it wishes to tender under the offer if less than all of its shares are tendered under the offer, and the order in which different blocks will be purchased by us in the event of proration under the offer. United States holders should consult their tax advisors concerning the mechanics and desirability of that designation.

If a United States holder does not satisfy any of the Section 302 tests explained below, the purchase of a United States holder’s shares by us under the offer will not be treated as a sale or exchange under Section 302 of the Code with respect to the United States holder. Instead, the entire amount received by a United States holder with respect to the purchase of its shares by us under the offer will be treated as a distribution to the United States holder with respect to its shares under Section 301 of the Code. Such distributions are taxable as a “dividend” to the extent of our current and accumulated earnings and profits. We presently believe that, by reason of the net profits generated from the sale of our Virtual Fax subscriber base to j2 in February 2009, we will have current or accumulated earnings and profits in our fiscal year ending June 30, 2009. As a result, for a United States holder who does not satisfy any of the tests of Section 302, then the distribution will be treated (i) first, as a dividend to the extent of our current earnings and profits, (ii) second, as a non-taxable return-of-capital distribution, to the extent of the holder’s basis in the shares tendered to us, and (iii) thereafter, as a sale or exchange taxable as capital gain (which may be long-term capital gain as described above). To the extent that a purchase of a United States holder’s shares by us under the offer is treated as the receipt by the United States holder of a dividend, the United States holder’s adjusted tax basis in the purchased shares will be added to any shares retained by the United States holder.

Constructive Ownership of Stock and Other Issues. In applying each of the Section 302 tests explained below, United States holders must take into account not only shares that they actually own but also shares they are treated as owning under the constructive ownership rules of Section 318 of the Code. Under the constructive ownership rules, a United States holder is treated as owning any shares that are owned (actually and in some cases constructively) by certain related individuals and entities, as well as shares that the United States holder has the right to acquire by exercise of an option or by conversion or exchange of a security. Due to the factual nature of the Section 302 tests explained below, United States holders should consult their tax advisors to determine whether the purchase of their shares under the offer qualifies for sale treatment in their particular circumstances.

Section 302 Tests. One of the following tests must be satisfied in order for the purchase of shares by us under the offer to be treated as a sale or exchange for federal income tax purposes:

•

Complete Termination Test. The purchase of a United States holder’s shares by us under the offer will result in a “complete termination” of the United States holder’s equity interest in CallWave if all of the shares that are actually owned by the United States holder are sold under the offer and all of the shares that are constructively owned by the United States holder, if any, are sold under the offer or, with respect to shares owned by certain related individuals, the United States holder effectively waives, in accordance with Section 302(c) of the Code, attribution of shares which otherwise would be considered as constructively owned by the United States holder. United States holders wishing to satisfy the “complete termination” test through waiver of the constructive ownership rules should consult their tax advisors.

•

Substantially Disproportionate Test. The purchase of a United States holder’s shares by us under the offer will result in a “substantially disproportionate” redemption with respect to the United States holder if, among other things, the percentage of the then outstanding shares actually and constructively owned by the United States holder immediately after the purchase is less than 80% of the percentage of the shares actually and constructively owned by the United States holder immediately before the purchase (treating as outstanding all shares purchased under the offer).

•

Not Essentially Equivalent to a Dividend Test. The purchase of a United States holder’s shares by us under the offer will be treated as “not essentially equivalent to a dividend” if the reduction in the United States holder’s proportionate interest in CallWave as a result of the purchase constitutes a “meaningful reduction” given the United States holder’s particular circumstances. Whether the receipt of cash by a stockholder who sells shares under the offer will be “not essentially equivalent to a dividend” will depend upon the stockholder’s particular facts and circumstances.

If the Company’s purchase of shares from a stockholder does not qualify for “sale or exchange” treatment under the rules of Section 302 of the Code that are summarized above, then under Section 301 of the Code, the distribution would be taxable (i) first, as a dividend, to the extent of the corporation’s current and accumulated earnings and profits, (ii) second, as a tax-free return of basis, and (iii) thereafter as a capital gain. Consequently, if a stockholder’s tender of shares does not qualify for “sale or exchange” treatment under Section 302 of the Code, then there is a possibility that a portion of the purchase price paid for those shares would be taxes as a dividend under Section 301.

Corporate Stockholder Dividend Treatment. In the case of a corporate United States holder, to the extent that any amounts received under the offer are treated as a dividend, such holder may be eligible for the dividends-received deduction. The dividends-received deduction is subject to certain limitations. In addition, any amount received by a corporate United States holder pursuant to the offer that is treated as a dividend may constitute an “extraordinary dividend” under Section 1059 of the Code. Corporate United States holders should consult their own tax advisors as to the application of Section 1059 of the Code to the offer, and to the tax consequences of dividend treatment in their particular circumstances.

Backup Withholding Tax. See “The Offer — 2. Procedures for Tendering Shares,” beginning on page 62, with respect to the application of United States federal backup withholding tax.

Tax Consequences to Company

NOL Limitations May Be Triggered. Pursuant to Section 382 of the Code, an “ownership change” with respect to a company can significantly limit the amount of pre-ownership change net operating losses that such company may use during its post-ownership change periods. For this purpose, an ownership change occurs generally when there is a cumulative change of greater than 50% in a company’s stock ownership within a three (3) year period. The offer and the potential reverse and forward stock splits, as well as any future equity issuances and transactions among stockholders, separately or in the aggregate, may trigger an ownership change of CallWave. If an ownership change occurs, then it may limit the amount of net operating losses available to us to offset future taxable income and may reduce the amount of cash available to us to satisfy our obligations. Because we do not know how many shares will be tendered in the tender offer, we are uncertain at this time whether the offer and the potential reverse and forward stock splits contemplated herein will result in such an ownership change or may contribute to an ownership change within the three years following the exchange.

WE URGE YOU TO CONSULT YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO YOU OF THE OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND FOREIGN TAX LAWS.

THE OFFER

1. Price.

GENERAL. On the terms and subject to the conditions of the offer, we will purchase at a price of $1.15 per share, net to the seller in cash, without interest, any shares properly tendered and not properly withdrawn in accordance with the procedures set forth under “The Offer — 3. Withdrawal Rights,” beginning on page 66.

The term “expiration date” with respect to the offer means 5:00 p.m., New York City Time, on June 4, 2009, unless we, in our sole discretion, extend the period of time during which the offer will remain open. If extended by us, the term “expiration date” will mean the latest time and date at which the offer, as extended, will expire. See “The Offer — 11. Extension of the Offer; Termination; Amendment,” beginning on page 78, for a description of our right to extend, delay, terminate or amend the offer.

In accordance with Instruction 5 of the letter of transmittal, stockholders desiring to tender shares must specify the number of shares they wish to sell.

All shares tendered and not purchased will be returned to you at our expense promptly following the expiration date.

You may withdraw your shares from the offer by following the procedures described under “The Offer — 3. Withdrawal Rights.”

If we decrease the number of shares being sought in the offer, then the offer must remain open, or will be extended, until at least ten (10) business days from, and including, the date that notice of any such change is first published, sent or given in the manner described under “The Offer — 11. Extension of the Offer; Termination; Amendment,” beginning on page 78. For purposes of the offer, a “business day” means any day other than a Saturday, Sunday or United States federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City Time.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO OTHER CONDITIONS. SEE “THE OFFER —6. CONDITIONS OF THE OFFER.”

2. Procedures for Tendering Shares.

PROPER TENDER OF SHARES. For your shares to be properly tendered, either (1) or (2) below must occur:

(1) The depositary must receive all of the following before or on the expiration date at the depositary’s address on the back page of this document:

(A) the certificates for the shares;

(B) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees; and

(C) any other documents required by the letter of transmittal.

(2) You must comply with the guaranteed delivery procedure set forth below.

If you tender your shares directly to the depositary, you will not need to pay any brokerage commissions. If you hold shares through a broker or bank, however, you should ask your broker or bank to see if you will be charged a fee to tender your shares through the broker or bank.

ENDORSEMENTS AND SIGNATURE GUARANTEES. Depending on how your shares are registered and to whom you want payments or deliveries made, you may need to have your certificates endorsed and the signatures on the letter of transmittal and endorsement guaranteed by an “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act. No endorsement or signature guarantee is required if:

(1) the letter of transmittal is signed by the registered holder of the shares tendered exactly as the name of the registered holder appears on the certificate(s) for the shares and payment and delivery are to be made directly to the holder, unless the holder has completed either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the letter of transmittal; or

(2) shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity that is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, broker, dealer, credit union, savings association or other entity that is an eligible guarantor institution.

On the other hand, if a certificate for shares is registered in the name of a person other than the person executing a letter of transmittal or you are completing either the box captioned “Special Delivery Instructions” or the box captioned “Special Payment Instructions” on the letter of transmittal, then

(A) your certificates must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificates; and

(B) the signature on (1) the letter of transmittal, and (2) on your stock certificates or stock power must be guaranteed by an eligible guarantor institution.

METHOD OF DELIVERY. Payment for shares tendered and accepted for payment under the offer will be made only after timely receipt by the depositary of all of the following:

(1) certificates for such shares;

(2) any of a properly completed and duly executed letter of transmittal or a manually signed facsimile thereof; and

(3) any other documents required by the letter of transmittal.

THE METHOD OF DELIVERING ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT YOUR ELECTION AND RISK. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED AND PROPERLY INSURED, IS RECOMMENDED.

ALL DELIVERIES IN CONNECTION WITH THE OFFER, INCLUDING A LETTER OF TRANSMITTAL AND CERTIFICATES FOR SHARES, MUST BE MADE TO THE DEPOSITARY AND NOT TO CALLWAVE OR THE INFORMATION AGENT. ANY DOCUMENTS DELIVERED TO CALLWAVE OR THE INFORMATION AGENT WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE PROPERLY TENDERED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

GUARANTEED DELIVERY. If you want to tender your shares, but your stock certificates are not immediately available or cannot be delivered to the depositary before the expiration date, or if time will not permit all required documents to reach the depositary before the expiration date, you can still tender your shares, if all of the following conditions are satisfied:

•	the tender is made by or through an eligible guarantor institution;

•

the depositary receives by hand, mail, overnight courier or facsimile transmission, before the expiration date, a properly completed and duly executed notice of guaranteed delivery in the form provided with this document, including (where required) a signature guarantee by an eligible guarantor institution in the form set forth in the notice of guaranteed delivery; and

•	all of the following are received by the depositary within three NASDAQ trading days after the date of receipt by the depositary of the notice of guaranteed delivery:

(a) the certificates for the shares;

(b) a properly completed and executed letter of transmittal or a manually executed facsimile of it, including any required signature guarantees; and

(c) any other documents required by the letter of transmittal.

EMPLOYEE BENEFIT PLANS. We sponsor a stock-based employee benefit plan, the 2004 Stock Incentive Plan, as amended by the First Amendment to 2004 Stock Incentive Plan, the Second Amendment to 2004 Stock Incentive Plan, the Third Amendment to 2004 Stock Incentive Plan, and the Fourth Amendment to 2004 Stock Incentive Plan (the “Stock Plan”), under which we grant options to acquire shares of common stock.

We are not offering, as part of the offer, to purchase any of the options outstanding or held under the Stock Plan and tenders of such options will not be accepted. In no event are any options held under the Stock Plan to be delivered to the depositary in connection with a tender of shares hereunder. An exercise of an option cannot be revoked even if shares received upon the exercise thereof and tendered in the offer are not purchased in the offer for any reason.

DETERMINATION OF VALIDITY; REJECTION OF SHARES; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the number of shares to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of shares will be determined by us, in our sole and absolute discretion, and our determination will be final and binding on all parties. We reserve the absolute right to reject any or all tenders of any shares that we determine are not in proper form or the acceptance for payment of or payment for which we determine may be unlawful. We also reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder and our interpretation of the terms of the offer will be final and binding on all parties. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by us. Unless waived, any defects and irregularities in connection with tenders must be cured within the time period, if any, we determine. Neither we, nor any of the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any tender or incur any liability for failure to give any such notification.

Although we reserve the absolute right to waive any defect or irregularity in any tender with respect to any particular shares or any particular stockholder, we do not have the right to waive any conditions of the offer to any particular stockholder, unless waived with respect to all stockholders.

OUR ACCEPTANCE. We will accept shares tendered by instructing the depositary to pay for such shares. When that occurs, we will also instruct the depositary to notify the transfer agent to cancel all tendered shares, and your certificates will no longer represent shares of common stock but instead a right to receive the tender offer price, and you will no longer be a stockholder of the Company for any purpose, including with regard to voting, distribution, information, or other rights.

YOUR REPRESENTATION AND WARRANTY; OUR ACCEPTANCE CONSTITUTES AN AGREEMENT. A tender of shares under any of the procedures described above will constitute your acceptance of the terms and conditions of the offer, as well as your representation and warranty to us that:

•	you have a “net long position” in the shares or equivalent securities at least equal to the shares tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act; and

•	the tender of shares complies with Rule 14e-4.

It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for that person’s own account unless, at the time of tender and at the end of the proration period, the person so tendering:

•

has a net long position equal to or greater than the amount tendered in the subject securities or securities immediately convertible into, or exchangeable or exercisable for, the subject securities; and

•	will deliver or cause to be delivered the shares in accordance with the terms of the tender offer.

Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

Our acceptance for payment of shares tendered under the offer will constitute a binding agreement between you and CallWave upon the terms and conditions of the offer described in this and related documents.

RETURN OF UNPURCHASED SHARES. If any tendered shares are not purchased or are properly withdrawn, or if less than all shares evidenced by a stockholder’s certificates are tendered, certificates for unpurchased shares will be returned promptly after the expiration or termination of the offer or the proper withdrawal of the shares, as applicable. Shares will be returned without expense to the stockholder.

FEDERAL BACKUP WITHHOLDING TAX. Under the United States federal backup withholding tax rules, 28% of the gross proceeds payable to a stockholder or other payee in the tender offer must be withheld and remitted to the United States Treasury, unless the stockholder or other payee provides such person’s taxpayer identification number (employer identification number or social security number) to the depositary and certifies under penalties of perjury that such number is correct or otherwise establishes an exemption. If the depositary is not provided with the correct taxpayer identification number or another adequate basis for exemption, the holder may be subject to certain penalties imposed by the Internal Revenue Service. Therefore, each tendering stockholder should complete and sign the substitute Form W-9 included as part of the letter of transmittal in order to provide the information and certification necessary to avoid backup withholding, unless such stockholder otherwise establishes to the satisfaction of the depositary that the stockholder is not subject to backup withholding.

Certain stockholders (including, among others, all corporations and certain foreign stockholders (in addition to foreign corporations)) are not subject to these backup withholding rules. In order for a foreign stockholder to qualify as an exempt recipient, that stockholder must submit an IRS Form W-8 or a Substitute Form W-8, signed under penalty of perjury, attesting to that stockholder’s exempt status. The applicable form can be obtained from the depositary. See Instruction 13 of the letter of transmittal.

TO PREVENT FEDERAL BACKUP WITHHOLDING TAX EQUAL TO 28% OF THE GROSS PAYMENTS MADE TO STOCKHOLDERS FOR SHARES PURCHASED UNDER THE OFFER, EACH STOCKHOLDER WHO DOES NOT OTHERWISE ESTABLISH AN EXEMPTION FROM SUCH WITHHOLDING MUST PROVIDE THE DEPOSITARY WITH THE STOCKHOLDER’S CORRECT TAXPAYER IDENTIFICATION NUMBER AND PROVIDE OTHER INFORMATION BY COMPLETING THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL.

For a discussion of United States federal income tax consequences to tendering stockholders, see “Special Factors — 8. Federal Income Tax Consequences,” beginning on page 58.

LOST OR DESTROYED CERTIFICATES. If your certificate for part or all of your shares has been lost, stolen, misplaced or destroyed, you should contact BNY Mellon Shareowner Services, the transfer agent for our shares, at (201) 680-6654, or toll free at (800) 777-3674 for instructions as to obtaining an affidavit of loss. The affidavit of loss will then be required to be submitted together with the letter of transmittal in order to receive payment for shares that are tendered and accepted for payment. A bond may be required to be posted by you to secure against the risk that the certificates may be subsequently recirculated. You are urged to contact BNY

Mellon Shareowner Services immediately in order to receive further instructions, to permit timely processing of this documentation and for a determination as to whether you will need to post a bond.

3. Withdrawal Rights.

Shares tendered may be withdrawn at any time before the expiration of the offer and, unless accepted for payment by us after the expiration of the offer, may also be withdrawn at any time after 12:00 midnight, New York City Time, on July 1, 2009. Except as otherwise provided in this Section 3, tenders of shares are irrevocable.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the depositary at the address or facsimile number appearing on the back page of this document. Any notice of withdrawal must specify the name of the tendering stockholder, the number of shares to be withdrawn and the name of the registered holder of the shares. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the depositary, then, before the release of such certificates, the serial numbers shown on such certificates must be submitted to the depositary and the signature(s) on the notice of withdrawal must be guaranteed by an eligible guarantor institution, unless the shares have been tendered for the account of an eligible guarantor institution.

All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by us, and our determination will be final and binding. Neither we, nor any of the depositary, the information agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Withdrawals may not be rescinded, and any shares properly withdrawn will thereafter be deemed not properly tendered for purposes of the offer unless the withdrawn shares are properly re-tendered before the expiration date by following one of the procedures described under “The Offer — 2. Procedures for Tendering Shares,” beginning on page 62.

If we extend the offer, if we are delayed in our purchase of shares or are unable to purchase shares under the offer for any reason, then, without prejudice to our rights under the offer, the depositary may, subject to applicable law, retain tendered shares on our behalf, and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 3.

Our reservation of the right to retain tendered shares we have accepted for purchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the offer.

4. Purchase of Shares and Payment of Purchase Price.

Upon the terms and conditions of the offer, promptly following the expiration date, we will accept for payment and pay for, and thereby purchase, shares properly tendered and not properly withdrawn.

For purposes of the offer, we will be deemed to have accepted for payment and therefore purchased shares that are properly tendered and not properly withdrawn, only when, as and if we give oral or written notice to the depositary of our acceptance of the shares for payment.

Upon the terms and conditions of the offer, as soon as practicable after the expiration date, we will accept for payment and pay the purchase price for the shares “The Offer — 1. Price,” beginning on page 62, and “The Offer — 11. Extension of the Offer; Termination; Amendment,” beginning on page 78, if properly tendered and not properly withdrawn.

We will pay for shares purchased under the offer by depositing the aggregate purchase price for the shares with the depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from us and transmitting payment to the tendering stockholders.

We will not pay interest on the purchase price regardless of any delay in making such payment. In addition, if certain events occur, we may not be obligated to purchase shares in the offer. See the conditions to the offer under “The Offer — 5. Conditions of the Offer,” beginning on page 67.

We will pay all stock transfer taxes, if any, payable on the transfer to us of shares purchased under the offer. If, however, (a) payment of the purchase price is to be made to any person other than the registered holder, (b) shares not tendered or rejected for purchase are to be registered in the name of any person other than the registered holder, or (c) certificates representing tendered shares are registered in the name of any person other than the person signing the letter of transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder, the other person or otherwise), payable on account of the transfer to the other person, will be deducted from the purchase price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the letter of transmittal.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE, FULLY SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO FEDERAL INCOME BACKUP WITHHOLDING TAX OF 28% OF THE GROSS PROCEEDS PAID TO THE STOCKHOLDER OR OTHER PAYEE UNDER THE OFFER. SEE “THE OFFER — 2. PROCEDURES FOR TENDERING SHARES,” BEGINNING ON PAGE 62. SEE ALSO “SPECIAL FACTORS — 8. FEDERAL INCOME TAX CONSEQUENCES,” BEGINNING ON PAGE 58 REGARDING ADDITIONAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.

5. Conditions of the Offer.

Notwithstanding any other provision of the offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to the rules promulgated by the SEC under the Exchange Act, if, at any time on or after commencement of the offer and before the expiration of the offer, any of the following events have occurred:

•

there has been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly challenges the making of the offer, the acquisition of some or all of the shares under the offer or otherwise relates in any manner to the offer, including the other conditions to the offer;

•

there has been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the offer or to us or any of our subsidiaries, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly or indirectly:

•	make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit completion of the offer; or

•	render us unable to accept for payment or pay for some or all of the shares;

•	there has occurred any of the following:

•	any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

•

the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any of its territories or, in the case of an existing armed hostility or other international or national calamity at the time of the offer, a material escalation thereof; or

•	there will have occurred any events or changes that, individually or in the aggregate, have had or could reasonably be expected to have a material adverse effect on CallWave.

The conditions to the offer are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition and, where permissible, may be waived by us, in whole or in part at any time up until the expiration of the offer in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right, and each right shall be deemed an ongoing right which may be asserted at any time up until the expiration of the offer. Any determination or judgment by us concerning the events described above will be final and binding on all parties.

Upon the occurrence of one or more of the aforementioned conditions not otherwise waived by us, we will notify stockholders as promptly as possible of the condition and whether the Company will terminate or amend the offer, subject to the rules promulgated by the SEC under the Exchange Act.

6. Price Range of Shares; Dividends.

SHARE PRICES. Our common stock is traded on the NASDAQ Global Market under the trading symbol “CALL.” The following table sets forth, for the fiscal quarters indicated, the high and low sale prices for our common stock.

	High	Low
Fiscal Year: 2007
1st Quarter	$3.77	$2.56
2nd Quarter	$2.92	$2.51
3rd Quarter	$3.35	$2.50
4th Quarter	$3.96	$2.84

Fiscal Year: 2008
1st Quarter	$3.74	$2.18
2nd Quarter	$3.15	$1.77
3rd Quarter	$3.13	$1.70
4th Quarter	$2.85	$2.31

Fiscal Year: 2009
1st Quarter	$2.74	$1.66
2nd Quarter	$1.81	$0.50
3rd Quarter	$1.01	$0.52

On May 4, 2009, the closing sale price of our common stock was $0.80, as quoted on the NASDAQ Global Market. WE URGE YOU TO OBTAIN MORE CURRENT MARKET QUOTATIONS FOR OUR COMMON STOCK.

7. Source and Amount of Funds.

Assuming that 10,587,986 shares are tendered in the offer at a price of $1.15 per share, the aggregate purchase price paid by us will be $12,176,183. We expect that our fees and expenses for the offer will be approximately $566,000.

The Company has sufficient cash on hand and sufficient legally available surplus to effect and to pay all expenses in connection with the offer.

We anticipate that we will have all of the funds necessary to purchase shares tendered in the offer, as well as to pay related fees and expenses, from our existing assets, primarily out of available cash.

8. Information about Us and the Shares.

GENERAL. CallWave is a Delaware corporation that was incorporated in California in August 1998, reincorporated in Delaware in April 2004, and went public on September 30, 2004. Historically, CallWave has been an Internet telephony company bridging the gap between the mobile telephone, desktop computer and traditional fax line. The primary revenue sources were from dial-up subscribers who used our services to screen, transfer and store messages on their landline and mobile phones and virtual fax users who were looking for a cheaper alternative to premise based fax machines. However, as these subscribers have migrated to broadband and VOIP services over the last few years we have seen a consistent decline in our revenue. In addition, we sold our vitual fax subscriber base in February 2009, and no longer operate in that market. Over the last twenty months we have been using the capital from our legacy business to invest in the growing unified communications space. Our new web collaboration and messaging platform is called FUZE. FUZE is a browser-based solution that leverages our telephony foundation and enables enterprise-class, cross-platform collaboration, presence, real-time messaging and conferencing with unique features including high-resolution visuals, high-definition audio and synchronized video and imagery between browsers anywhere in the world. FUZE works with desktops, laptops and most smart phones. The target customers for FUZE are enterprises, small- and medium-enterprises (SMEs) as well as mobile professionals.

SHARES OUTSTANDING. As of May 4, 2009, we had 21,175,971 issued and outstanding shares of common stock.

We estimate that approximately 10,587,986 shares will be tendered, which represents approximately 50% of our issued and outstanding stock as of May 4, 2009. However, we have no way of predicting with precision how few or many shares will be tendered. Assuming that we purchase 10,587,986 shares, the number of our issued and outstanding shares would be reduced to 10,587,985 immediately after the offer.

Assuming that we purchase in the tender offer and cashout in the reverse stock split, if any, in the aggregate a number of shares equal to 50% of the number of our outstanding shares immediately prior to the commencement of the tender offer, or 10,587,985 shares:

•

Our aggregate stockholders’ equity will decrease from approximately $51 million as of March 31, 2009 to approximately $38 million on a pro forma basis (after giving effect to payment of tender offer costs in the amount of $12.7 million, consisting of approximately $12.1 million for the purchase of shares tendered, and approximately $566,000 representing the amount of other costs that have not been included in our historical financial statements).

•

Our book value per share of our common stock will increase from $2.39 as of March 31, 2009 to approximately $3.59 per share of common stock on a pro forma basis (after giving effect to payment of costs in the amount of $12.7 million).

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

CALLWAVE, INC.

(IN THOUSANDS)

	As of March 31, 2009	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$21,294	$(12,741	)(1)&(2)	$8,553
Restricted cash	1,350	—		1,350
Marketable securities	13,949	—		13,949
Accounts receivable; net of allowance for doubtful accounts of $209 and $285, respectively	822	—		822
Other current assets	1,644	—		1,644

Total current assets	39,059	(12,741)		26,318

Property and equipment, net	2,245	—		2,245
Intangible assets, net	11,426	—		11,426
Auction rate securities, available for sale, at fair value	1,526	—		1,526
Other assets	118	—		118

Total assets	$54,374	$(12,741)		$41,633

Liabilities And Stockholders’ Equity
Current liabilities:
Accounts payable	$874	$—		$874
Accrued payroll	1,042	—		1,042
Deferred revenue	400	—		400
Other current liabilities	1,343	—		1,343

Total current liabilities	3,659	—		3,659

Commitments and contingencies	—	—		—

Stockholders’ equity:
Common stock, no par value; 100,000 shares authorized at March 31, 2009; 21,176 shares issued and outstanding at March 31, 2009	75,503	(12,176	)(1)	63,327
Other comprehensive loss	(5,972)	—		(5,972)
Accumulated deficit	(18,816)	(566	)(2)	(19,382)

Total stockholders’ equity	50,715	(12,741)		37,974

Total liabilities and stockholders’ equity	$54,374	$(12,741)		$41,633

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

CALLWAVE, INC.

(IN THOUSANDS)

	For the Three Months Ended March 31, 2009	Pro Forma Adjustments		Pro Forma
Revenue	$2,936	$—		$2,936
Cost of sales	1,720	—		1,720

Gross profit	1,216	—		1,216
Operating expenses (*):
Sales and marketing	1,231	—		1,231
Research and development	1,194	—		1,194
General and administrative	1,806	566	(2)	2,372

Total operating expenses	4,231	566		4,797

Operating loss	(3,015)	566		(3,581)
Gain on sale of fax customer base	11,744	—		11,744
Interest income	128	—		128

Income before income taxes	8,857	566		8,291
Income tax expense	73	—		73

Net income	$8,784	566		$8,218

Net income per share:
Basic	$0.41			$0.78
Diluted	$0.41			$0.78
Loss per share from continuing operations:
Basic	$(0.14)			$(0.34)
Diluted	$(0.14)			$(0.34)
Weighted average common shares outstanding:
Basic	21,176	(10,588	)(1)	10,588
Diluted	21,188	(10,588	)(1)	10,600
Book value per share	$2.39			$3.59
(*) Includes stock-based compensation as follows:
Sales and marketing	$36			$36
Research and development	12			12
General and administrative	122			122

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

CALLWAVE, INC.

(IN THOUSANDS)

	For the Nine Months Ended March 31, 2009	Pro Forma Adjustments		Pro Forma
Revenue	$11,309	$—		$11,309
Cost of sales	5,356	—		5,356

Gross profit	5,953			5,953
Operating expenses (*):
Sales and marketing	4,037	—		4,037
Research and development	4,158	—		4,158
General and administrative	5,073	566	(2)	5,639
Restructuring charges	787	—		787

Total operating expenses	14,055	566		14,621

Operating loss	(8,102)	566		(8,668)
Impairment loss on marketable securities	(2,500)	—		(2,500)
Gain on sale of fax customer base	11,744	—		11,744
Interest income	583	—		583

Income before income taxes	1,725	566		1,159
Income tax expense	73	—		73

Net income	$1,652	$566		$1,086

Net income per share:
Basic	$0.08			$0.10
Diluted	$0.08			$0.10
Loss per share from continuing operations:
Basic	$(0.35)			$(0.74)
Diluted	$(0.34)			$(0.74)
Weighted average common shares outstanding:
Basic	21,176	(10,588	)(1)	10,588
Diluted	21,258	(10,588	)(1)	10,670
Book value per share	$2.39			$3.59
(*) Includes stock-based compensation as follows:
Sales and marketing	$99			$99
Research and development	86			86
General and administrative	365			365
Restructuring charges	9			9

(1)	This adjustment reflects the estimated buy back of stock from the tender offer, assuming 50% of outstanding shares are tendered.

(2)	This adjustment reflects the estimated fees and expenses associated with the tender offer.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

CALLWAVE, INC.

(IN THOUSANDS)

	As of June 30, 2008	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$29,839	$(12,741	)(1)&(2)	$17,098
Restricted cash
Marketable securities	8,768	—		8,768
Accounts receivable; net of allowance for doubtful accounts of $285	1,774	—		1,774
Other current assets	581	—		581

Total current assets	40,962	(12,741)		28,221
Property and equipment, net	2,355	—		2,355
Intangible assets, net	5,652	—		5,652
Auction rate securities, available for sale, at fair value	7,492	—		7,492
Other assets	129	—		129

Total assets	$56,590	$(12,741)		$43,849

Liabilities And Stockholders’ Equity
Current liabilities:
Accounts payable	$710	$—		$710
Accrued payroll	583	—		583
Deferred revenue	600	—		600
Other current liabilities	1,754	—		1,754
Short term debt	1,000	—		1,000

Total current liabilities	4,647	—		4,647
Commitments and contingencies	—	—		—
Stockholders’ equity:
Common stock, no par value; 100,000 shares authorized at June 30, 2008; 21,176 shares issued and outstanding at June 30, 2008	74,948	(12,176	)(1)	62,772
Other comprehensive loss	(2,537)	—		(2,537)
Accumulated deficit	(20,468)	(566	)(2)	(21,034)

Total stockholders’ equity	51,943	(12,741)		39,202

Total liabilities and stockholders’ equity	$56,590	$(12,741)		$43,849

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

CALLWAVE, INC.

(IN THOUSANDS)

	For the year Ended June 30, 2008	Pro Forma Adjustments		Pro Forma
Revenue	$20,008	$—		$20,008
Cost of sales	7,191	—		7,191

Gross profit	12,817	—		12,817
Operating expenses (*):
Sales and marketing	6,057	—		6,057
Research and development	5,125	—		5,125
General and administrative	7,480	566	(2)	8,046
Restructuring charges	2,138	—		2,138
Loss on disposal of property and equipment	8	—		8

Total operating expenses	20,808	566		21,374

Operating loss	(7,991)	566		(8,557)
Interest income	2,309	—		2,309

Loss before income taxes	(5,682)	566		(6,246)
Income tax expense	—	—		—

Net loss	$(5,682)	$566		$(6,248)

Net loss per share:
Basic and diluted	$(0.27)			$(0.60)
Loss per common share from continuing operations:
Basis and diluted	$(0.28)			$(0.62)
Weighted average common shares outstanding:
Basic and diluted	21,010	(10,588	)(1)	10,422
Book value per share	$2.47			$3.76
(*) Includes stock-based compensation as follows:
Sales and marketing	$104			$104
Research and development	118			118
General and administrative	434			434
Restructuring charges	450			450

(1)	This adjustment reflects the estimated buy back of stock from the tender offer, assuming 50% of outstanding shares are tendered.

(2)	This adjustment reflects the estimated fees and expenses associated with the tender offer.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

CALLWAVE, INC.

(IN THOUSANDS)

	As of June 30, 2007	Pro Forma Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$20,299	$(12,741	)(1)&(2)	$7,558
Restricted cash
Marketable securities	32,411	—		32,411
Accounts receivable; net of allowance for doubtful accounts of $436	2,396	—		2,396
Other current assets	563	—		563

Total current assets	55,669	(12,741)		42,928
Property and equipment, net	2,118	—		2,118
Intangible assets, net	4,405	—		4,405
Other assets	83	—		83

Total assets	$62,275	$(12,741)		$49,534

Liabilities And Stockholders’ Equity
Current liabilities:
Accounts payable	$677	$—		$677
Accrued payroll	910	—		910
Deferred revenue	855	—		855
Other current liabilities	1,309	—		1,309

Total current liabilities	3,751	—		3,751
Commitments and contingencies	—	—		—
Stockholders’ equity:
Common stock, no par value; 100,000 shares authorized at June 30, 2007; 20,880 shares issued and outstanding at June 30, 2007.	73,346	(12,176	)(1)	61,170
Other comprehensive loss	(36)	—		(36)
Accumulated deficit	(14,786)	(566	)(2)	(15,352)

Total stockholders’ equity	58,524	(12,741)		45,783

Total liabilities and stockholders’ equity	$62,275	$(12,741)		$49,534

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

CALLWAVE, INC.

(IN THOUSANDS)

	For the year Ended June 30, 2007	Pro Forma Adjustments		Pro Forma
Revenue	$25,201	$—		$25,201
Cost of sales	8,746	—		8,746

Gross profit	16,455	—		16,455
Operating expenses (*):
Sales and marketing	7,652	—		7,652
Research and development	7,178	—		7,178
General and administrative	12,021	566	(2)	12,587
Loss on disposal of property and equipment	114	—		114

Total operating expenses	26,965	566		27,531

Operating loss	(10,510)	566		(11,076)
Interest income	3,044	—		3,044

Loss before income taxes	(7,466)	566		(8,032)
Income tax expense	6	—		6

Net loss	$(7,472)	$566		$(8,038)

Net loss per share:
Basic and diluted	$(0.36)			$(0.78)
Loss per common share from continuing operations:
Basis and diluted	$(0.50)			$(1.07)
Weighted average common shares outstanding:
Basic and diluted	20,827	(10,588	)(1)	10,239
Book value per share	$2.81			$4.47
(*) Includes stock-based compensation as follows:
Sales and marketing	$171			$171
Research and development	345			345
General and administrative	559			559

(1)	This adjustment reflects the estimated buy back of stock from the tender offer, assuming 50% of outstanding shares are tendered.

(2)	This adjustment reflects the estimated fees and expenses associated with the tender offer.

ADDITIONAL INFORMATION. We are subject to the information and reporting requirements of the Exchange Act, and in accordance with such laws we file with the SEC periodic reports, proxy statements and other information relating to our business, financial condition and other matters. We are required to disclose in these proxy statements filed with the SEC certain information, as of particular dates, concerning our directors and executive officers, their compensation, stock options granted to them, the principal holders of our securities and any material interest of such persons in transactions with us. We have also filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information with respect to the offer.

The reports, statements and other information (including any exhibits, amendments or supplements to such documents) we file may be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public without charge on the SEC’s website at www.sec.gov.

INCORPORATION BY REFERENCE. The rules of the SEC allow us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. These documents contain important information about us.

FINANCIAL STATEMENTS. Our historical financial statements for the fiscal years ended June 30, 2007, and June 30, 2008, are incorporated herein by reference to Part IV, Item 15 of our Annual Report on Form 10-K for the fiscal year ended June 30, 2008, filed with the SEC.

SEC FILINGS	PERIOD OR DATE FILED
Annual Report on Form 10-K	Year ended June 30, 2008

Quarterly Report on Form 10-Q	Quarter ended March 31, 2009

Proxy Statement for 2008 Annual Meeting of Stockholders	Filed October 27, 2008

You can obtain any of the documents incorporated by reference in this document from us without charge, excluding any exhibits to those documents, by requesting them in writing or by telephone from us at CallWave, Inc., 136 West Canon Perdido Street, Suite C, Santa Barbara, CA 93101; (805) 966-2440.

Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one (1) business day after we receive your request. In addition, you can obtain copies of these documents from the SEC’s website at www.sec.gov. Such documents may also be inspected at the locations described above.

9. Effects of the Offer on the Market for our Shares; Registration under the Exchange Act.

The purchase of shares in the offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of stockholders. The shares are currently traded on the NASDAQ Global Market. There can be no assurance that stockholders will be able to find willing buyers for their shares after the offer.

The shares are registered pursuant to Section 12(g) of the Exchange Act, which requires us, among other things, to furnish certain information to our stockholders and the SEC, comply with the SEC’s proxy rules in connection with meetings of our stockholders, and to file periodic reports with the SEC pursuant to Section 13 of the Exchange Act. Depending on the number of stockholders who tender their shares in the offer, we believe that our shares may be eligible for deregistration under the Exchange Act following completion of the offer. If we are eligible, we intend to apply to the SEC to deregister the shares and suspend the requirement to file periodic reports.

If, upon completion of the offer, the number of beneficial holders or our stock (as opposed to stockholders of record) exceeds 300, we intend to undertake reverse and forward stock splits so as to enable us to deregister. Termination of our reporting duty would substantially reduce the public information available concerning us and would make us ineligible to have quotations for our shares available on the NASDAQ Global Market. Accordingly, following completion of the offer (or the reverse and forward stock splits, if any), we expect our shares of common stock will no longer be quoted on the NASDAQ Global Market and we will no longer file periodic and other reports with the SEC. If we initiate a reverse stock split, we may immediately thereafter initiate a forward stock split in order to increase the number of issued and outstanding shares of our common stock to pre-reverse stock split levels, less the pre-reverse stock split shares represented by any fractional share interests that are cashed out in the reverse stock split. If stockholders are cashed out as a result of a reverse stock split, they will receive for each share held prior to the reverse stock split a price per share equal to the greater of (i) the average closing price per share for the period of ten (10) trading days ending with the last trading day immediately prior to the effective date of the reverse stock split, or (ii) $1.15 per share (which is the same price per share paid pursuant to the offer). Only holders of less than one (1) whole share of common stock in the aggregate after the reverse stock split shall be cashed out. All other holders shall have their original number of shares restored in the forward stock split.

10. Legal Matters; Regulatory Approvals.

Except as otherwise described in this document, we are not aware of any license or regulatory permit material to our business that would be adversely affected by our acquisition of shares as contemplated by the offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for our acquisition or ownership of shares as contemplated by the offer. Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action. We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered in response to the offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions, or that the failure to obtain the approval or other action might not result in adverse consequences to our business and financial condition.

11. Extension of the Offer; Termination; Amendment.

We reserve the right, in our sole discretion, at any time and from time to time, to extend the period of time during which the offer is open and to delay acceptance for payment of, and payment for, any shares by giving oral or written notice of such extension to the depositary and making a public announcement of such extension. Our reservation of the right to delay acceptance for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the offer.

We also reserve the right, in our sole discretion, to terminate the offer and not accept for payment or pay for any shares not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares if any conditions to the offer fail to be satisfied by giving oral or written notice of such termination or postponement to the depositary and making a public announcement of such termination or postponement. Our reservation of the right to delay payment for shares which we have accepted for purchase is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that we must pay the consideration offered or return the shares tendered promptly after termination or withdrawal of the offer.

Subject to compliance with applicable law, we further reserve the right, in our sole discretion, and regardless of whether or not any of the events or conditions described under “The Offer — 5. Conditions of the Offer,” beginning on page 67, have occurred or are deemed by us to have occurred, to amend the offer in any respect, including, without limitation, by decreasing or increasing the consideration offered in the offer to holders of shares or by decreasing or increasing the number of shares being sought in the offer. Amendments to the offer may be made at any time and from time to time by public announcement, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., New York City Time, on the next business day after the last previously scheduled or announced expiration date.

Without limiting the manner in which we may choose to make a public announcement, except as required by applicable law, we have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release through Business Wire, Dow Jones News Service, or another comparable news service.

If we materially change the terms of the offer or the information concerning the offer, we will extend the offer to the extent required by Rules 13e-4(d)(2), 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act. These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the tender offer or information concerning the tender offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If we undertake any of the following actions:

•	increase or decrease the price to be paid for the shares,

•	decrease the number of shares being sought in the offer,

and the offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to stockholders in the manner specified in this Section 12, then the offer will be extended until the expiration of such period of ten business days.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO and Schedule 13E-3 transaction statement which contain additional information with respect to the offer. The Schedule TO and Schedule 13E-3 transaction statement, including the exhibits and any amendments and supplements to those documents, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “The Offer — 8. Information About Us and the Shares,” beginning on page 69, with respect to information concerning us.

12. Fees and Expenses.

We have retained BNY Mellon Shareowner Services to act as our information agent in connection with the offer. BNY Mellon Shareowner Services, as information agent, may contact stockholders by mail, telephone, facsimile, telex, telegraph, other electronic means, and personal interviews, and may request brokers, dealers, commercial banks, trust companies and other nominee stockholders to forward materials relating to the offer to beneficial owners. BNY Mellon Shareowner Services will receive reasonable and customary compensation in connection with the offer.

BNY Mellon Shareowner Services, as the depositary for the offer, will be reimbursed for certain out-of-pocket costs in connection with the offer.

No fees or commissions will be payable by us to brokers, dealers, commercial banks or trust companies (other than fees to the parties described above) for soliciting tenders of shares under the offer. Stockholders holding shares through brokers or banks are urged to consult the brokers or banks to determine whether transaction costs are applicable if stockholders tender shares through such brokers or banks and not directly to the depositary. We, however, upon request, will reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding the offer and related materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or as an agent of the information agent or the depositary for purposes of the offer. We will pay or cause to be paid all stock transfer taxes, if any, on our purchase of shares except as otherwise provided in this document and Instruction 7 in the letter of transmittal.

The estimated costs and fees to be paid by us in connection with the offer are as follows:

Financial advisor fees	$300,000
Accounting fees	10,000
Legal fees	175,000
SEC filing fees	1,000
Printing and mailing expenses	40,000
Depositary fees	15,000
Information Agent fees	10,000
Out-of-pocket and miscellaneous	15,000

Total	$566,000

13. The Reverse and Forward Stock Splits

If, upon completion of the offer, the number of beneficial holders or our stock (as opposed to stockholders of record) exceeds 300, then we will be at risk of being subject to Exchange Act reporting requirements. If this is the case, then we intend to initiate a 1-for-5,000 reverse stock split immediately followed by a 5,000-for-1 forward stock split of our outstanding common stock which we believe would reduce our beneficial holders to fewer than 300. Upon completion of the reverse stock split, stockholders owning only fractional share interests will have no further interest in CallWave, and will become entitled only to a cash payment for their fractional share interests. If stockholders are cashed out as a result of a reverse stock split, they will receive for each share held prior to the reverse stock split a price per share equal to the greater of (i) the average closing price per share for the period of ten (10) trading days ending with the last trading day immediately prior to the effective date of the reverse stock split, or (ii) $1.15 per share (which is the same price per share paid pursuant to the offer). If we effect a reverse stock split, we intend to immediately thereafter initiate a forward stock split in order to increase the number of issued and outstanding shares of our common stock to pre-reverse stock split levels, less the pre-reverse stock split shares represented by any fractional share interests that are cashed out in the reverse stock split. Only holders of less than one (1) whole share of common stock in the aggregate after the reverse stock split shall be cashed out. All other holders shall have their original number of shares restored in the forward stock split.

The reverse stock split will provide stockholders who end up owning only fractional interests of common stock with a cost-effective way to cash out their investment because CallWave will pay all transaction costs in connection with the reverse stock split. Otherwise, stockholders with small holdings would likely incur brokerage fees which would be disproportionately high relative to the market value of their shares if they wanted to sell their shares. The reverse stock split will eliminate this problem for stockholders with small holdings who end up owning fractional share interests as a result.

Under state escheat law, any payment for fractional share interests not claimed by a stockholder entitled to such payment may be claimed by various states.

Delaware law does not require stockholder dissenters’ or appraisal rights for a reverse stock split.

14. Miscellaneous.

This offer to purchase and the related letter of transmittal will be mailed to record holders of shares of our common stock and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on our stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares.

We are not aware of any jurisdiction where the making of the offer is not in compliance with applicable law. If we become aware of any jurisdiction where the making of the offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law. If, after such good faith effort, we cannot comply with the applicable law, the offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.

Pursuant to Rule 13e-4 promulgated under the Exchange Act, CallWave has filed with the SEC an Issuer Tender Offer Statement on Schedule TO which contains additional information with respect to the offer. The Schedule TO, including the exhibits and any amendments and supplements to that document, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth under “The Offer — 8. Information About Us and the Shares,” beginning on page 69, with respect to information concerning us.

WE HAVE NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON OUR BEHALF AS TO WHETHER YOU SHOULD TENDER OR NOT TENDER YOUR SHARES IN THE OFFER. WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS DOCUMENT OR IN THE LETTER OF TRANSMITTAL. ANY RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION MADE BY ANYONE ELSE MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CALLWAVE OR THE INFORMATION AGENT.

CALLWAVE, INC.

May 5, 2009

QUESTIONS?

Please contact BNY Mellon Shareowner Services, our information agent, at:

By phone:

Toll Free:        (800) 777-3674

Collect:           (201) 680-6654

By Mail:

BNY Mellon Shareowner Services

Attn: Corporate Actions, 27th Floor

P.O. Box 3301

South Hackensack, New Jersey 07606

By Overnight Courier or by Hand:

BNY Mellon Shareowner Services

Attn: Corporate Actions, 27th Floor

480 Washington Boulevard

Jersey City, New Jersey 07310

SCHEDULE I

1. Directors and Executive Officers

The following sets forth certain information concerning our directors and executive officers, including their names, principal occupations and other employment during the past five years, and their directorships in certain companies, as reported by the respective executive officers and directors. The address for each executive officer and directors is c/o CallWave, Inc., 136 W. Canon Perdido Street, Suite C, Santa Barbara, California 93101.

The Board of Directors

Set forth below are the names of the persons nominated as directors and their ages as of May 15, 2009, their offices in the Company, if any, their principal occupations or employment for the past five (5) years, the length of their tenure as directors and the names of other public companies in which such persons hold directorships.

Name	Age	Position with the Company
Peter V. Sperling	49	Chairman and Director
Jeffrey Cavins	48	President, Chief Executive Officer, and Director
Manuel Rivelo	44	Director
Jerry Murdock	51	Director
Raj Raithatha	47	Director
Osmo A. Hautanen	55	Director
Jeffrey O. Henley	63	Director

Peter V. Sperling is a co-founder and has been our chairman since December 1999. Since 1998, Mr. Sperling has served as senior vice president of Apollo Group, Inc., the parent company of the University of Phoenix. Mr. Sperling also serves as the Vice Chairman of the board of directors of Apollo Group, Inc., and is also the chairman and a founder of Communication Services, Inc., a communications tower developer. Mr. Sperling received a bachelor of arts degree in economics from the University of California, Santa Barbara, and a masters of business administration degree from the University of Phoenix.

Jeffrey Cavins is our current president and chief executive officer, and has been a director since September of 2007. Mr. Cavins has over 19 years of senior-level experience, including executive management and directorship positions with companies such as Loudeye Corporation (NASDAQ: LOUD), Exodus Communications and CSI Digital. He served as president and chief executive officer for Loudeye, and CSI Digital and senior vice president for Exodus Communications. He also spent nearly a decade in the Broadcast Division of Sony Corporation and is currently a member of the board of directors for the Human BioMolecular Research Institute.

Manuel Rivelo is currently the Senior Vice President of Cisco Development Organization Operations and is a member of the Cisco Development Council. Mr. Rivelo joined Cisco in 1992 as a systems engineer and moved into positions of increasing responsibility within Cisco’s Worldwide Team. In 2000, he was named Cisco’s head of Worldwide Technical Operations in addition to leading the Worldwide Systems Engineering organization. Prior to joining Cisco, Mr. Rivelo worked in various engineering roles with JP Morgan, Morgan Stanley and Bell Labs. Mr. Rivelo holds a bachelor’s and a master’s degree in electrical engineering from Stevens Institute of Technology and an executive masters in business administration from Wharton School of Business.

Jerry Murdock has served as a director since February 2004. Since January 1996, Mr. Murdock is a co-founder of Insight Venture Partners. Mr. Murdock is a director of Divx, Inc. He received a bachelor of arts degree in political science from San Diego State University.

Raj Raithatha has served as a director since October, 2006. Mr. Raithatha previously served as chief executive officer of Versatel International NV, a provider of fixed and mobile telephony products. Prior to being named chief executive officer of Vesatel, Mr. Raithatha served as the company’s chief financial officer. Prior to joining Versatel, Mr. Raithatha served as the European chief financial officer for ACC Corporation, a provider of long distance switched and private line telecommunications services. Mr. Raithatha holds a degree in economics and mathematics from the University of Cardiff, Wales, and is a Qualified Chartered Accountant.

Osmo A. Hautanen has served as a director since October, 2006. Mr. Hautanen currently serves as the chief executive officer of Magnolia Broadband, Inc., a semiconductor-design company for the cellular communications industry. Prior to joining Magnolia, Mr. Hautanen served as the chief executive officer of Fenix, LLC, and Formus Communications. Mr. Hautanen is also a member of the board for Axesstel, Inc., Forefront, Inc., and Elandia, Inc. Mr. Hautanen holds a bachelor of science in control engineering from the Technical College of Varkaus (Finland), as well as an master’s degree in business administration in international business from Georgia State University.

Jeffrey O. Henley has served as a director since June 2004. Since January 2004, Mr. Henley has served as chairman of Oracle Corporation, a software company. From May 1991 to July 2004, Mr. Henley served as the chief financial officer and executive vice president of Oracle Corporation. Mr. Henley received a bachelor of arts degree in economics from the University of California, Santa Barbara, and a masters of business administration in finance from the University of California, Los Angeles.

Executive Officers

The following table sets forth certain information regarding our executive officers who are not also directors. We have employment agreements with all executive officers.

Name	Age	Position with the Company
Mark Stubbs	38	Chief Financial Officer

Mark Stubbs was appointed to serve as chief financial officer of the Company effective June 5, 2006. Prior to joining CallWave, Mr. Stubbs served as vice president and chief financial officer at Sound ID, a privately-held consumer technology company. Prior to joining Sound ID, Mr. Stubbs was with Somera Communications (NASDAQ: SMRA), a leading global provider of telecommunications services and equipment. At Somera, Mr. Stubbs held numerous senior management positions including director of global finance, vice president and managing director of the EMEA (Europe, Middle East & Africa) region and vice president of Supply Chain Management. Mr. Stubbs has also held various financial management positions at Kinko’s, a leading global provider of document solutions. Mr. Stubbs is also a certified public accountant and received both his bachelor’s degree in finance and master’s degree in business administration from California Polytechnic State University, San Luis Obispo.

2. Principal Stockholders

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of March 31, 2009 for (a) each of our current executive officers, (b) each of our current directors, (c) all of our current directors and executive officers as a group and (d) each stockholder known by us to own beneficially more than five percent (5%) of our common stock. Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. We deem shares of common stock that may be acquired by an individual or group within sixty (60) days of March 31, 2009, pursuant to the exercise of options to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them based on information provided to us by these stockholders. Percentage of ownership is based upon 21,175,971 shares of our common stock outstanding on March 31, 2009. Unless otherwise indicated, the address for each of the stockholders in the table below is c/o CallWave, Inc., 136 W. Canon Perdido Street, Suite C, Santa Barbara, California 93101.

		Shares of Common Stock Beneficially Owned
Name and address of Beneficial Owner	Shares Issuable Pursuant to Options/Warrants Exercisable Within 60 Days of March 31, 2009	Number(1)	Percent
Stockholders owning approximately 5% or more
Insight Venture Associates IV, LLC(2)	—	3,029,996	14.3%
Capital Research Global Investors(3)	—	1,348,700	6.4%
Dimensional Fund Advisors LP(5)	—	1,316,070	6.2%
David F. Hofstatter	360,000	1,984,682	9.4%
Directors and Executive Officers
Peter V. Sperling(4)	93,541	3,939,172	18.6%
Jerry Murdock(2)	93,541	3,123,537	14.8%
Jeffrey Cavins	222,082	333,939	1.6%
Mark Stubbs	152,081	164,213	0.8%
Jeffrey O. Henley	129,541	129,541	0.6%
Ritesh Bansal	—	—	0.0%
Raj Raithatha	53,561	53,561	0.3%
Osmo Hautanen	53,561	53,561	0.3%
Michael Buday	40,798	40,798	0.2%
Manuel Rivelo	9,078	9,078	0.0%
Executive officers and directors as a group (10 persons)	847,784	7,847,400	37.1%

(1)	Includes shares issuable pursuant to options/warrants exercisable within 60 days of March 31, 2009.

(2)	Stock ownership is based on Schedule 13G Amendment No. 1 filed with the SEC on February 10, 2006. This report indicates that (i) 2,395,490 shares are held by Insight Venture Partners IV, LP; (ii) 320,256 shares are held by Insight Venture Partners (Cayman Investors ) IV, LP; (iii) 295,217 shares are held by Insight Venture Partners IV Fund B, LP; and (iv) 19,033 shares are held by Insight Venture Partners IV (Fund B), LP (together with Insight Venture Partners IV Fund, LP, Insight Venture Partners (Co-Investors) IV, LP, and Insight Venture Partners IV (Fund B), LP, or the Insight Funds). Insight Ventures Associates IV, LLC is located at 680 Fifth Avenue, New York, New York 10019. Mr. Murdock, a director of our company, may be deemed to beneficially own the shares held by the Insight Funds because he is the designated managing member of Insight Associates, the general partner of the Insight Funds and, therefore, has voting and dispositive power over such shares. The foregoing is not an admission by Insight Associates or Mr. Murdock that such persons are the beneficial owners of the shares held by the Insight Funds.

(3)	Stock ownership is based on Schedule 13G/A filed with the SEC on February 13, 2009.

(4)	Includes: 3,037,003 shares held by Peter V. Sperling and 808,628 shares held by the John G. Sperling, 1994 Irrevocable Trust.

(5)	Stock ownership is based on Schedule 13G/A filed with the SEC on February 9, 2009.

3. Securities Transactions

During the 60 days prior to May 4, 2009, CallWave and its executive officers and directors did not effect any transactions in the common stock.